9/24

05012060

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SkyPerfect Communications

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

OCT 27 2005

THOMSON FINANCIAL

FILE NO. 82- 5113   FISCAL YEAR 3-31-05

• Complete for initial submissions only •• Please note name and address changes

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OICF/BY: dlw

DAT : 10/25/05

More than you can dream of



CONTENTS

SKY Perfect Communications Inc. (the "Company") was originally founded in 1994 as DMC Planning, Inc., the platform provider of PerfecTV!, Japan's first communications satellite ("CS") digital broadcasting service. In 1998, the Company merged with Japan Sky Broadcasting Co., Ltd. ("JSkyB") and assumed its current name. We benefited from a migration of approximately 322 thousand subscribers following DIRECTV Japan's termination of service in 2000 and subsequently listed our shares on the MOTHERS market of the Tokyo Stock Exchange in October 2000. Subscribers increased steadily after we announced that we had acquired the CS exclusive broadcasting rights for the 2002 FIFA World Cup Korea/Japan™ (the "World Cup") in September 2000, and the number of total subscribers topped 3 million in February 2002. In a move to expand our platforms, we instated a CS 110-degree digital broadcasting service, SKY PerfecTV! 2 (now SKY PerfecTV! 110), in July of 2002.

Fiscal 2003 ended March 31, 2004, was a watershed year for the Company, representing not only a historic turning point in our earnings structure in that our goal of becoming profitable was reached and exceeded, but it was a year in which we further enhanced our social standing and credibility with the upgrading of our stock to the First Section of the Tokyo Stock Exchange. Instead of resting on our laurels, however, we will continue to implement our content aggregator and multi-platform strategies with renewed enthusiasm and vigorously pursue our Mid-Term Vision (fiscal 2005-2010) for sustaining profit generation.

Forward-Looking Statements

Forward-looking statements including plans, strategies or beliefs contained in this material are not historical facts, but are forecasts based on the assumptions or beliefs of our management, judging from information available currently. Final decisions related to investment rely solely upon the judgment of users themselves. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restrictions on our business or proposals in effect, or in case of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technological innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in the broadcasting business. However, factors that could influence our business results are not limited to the above.

In the Booming Market...

POTENTIAL MARKET



7.0 Million Households
15.8 Million Households
77.3 Million Subscribers
43 Billion Yen

Value to Be Offered by SKY Perfect		Type of Development	Market Scale Forecast (Millions) Fiscal 2004 Year-End	Fiscal 2008 Year-End
CS Digital Broadcasts FTTH Broadcasts Data Transmission	CS Digital Broadcasts (Penetration forecast)	CS 124/128 CS 110	4.7	7.0
IP Transmission VOD Broadband Content Transmission	Broadband for Homes (Penetration forecast)	DSL FTTH (IP)	12.5	15.8
Content for Mobile Phones	3G+ Mobile Phone (Market scale forecast)	W-CDMA cdma2000 1x&EV-DO	24.5	77.3
Content for Wireless Hot Spots	Wireless LAN (Market scale forecast) (For cafes, restaurants, hotels, stations, airports, etc.)	Monthly Fee Temporary Fee	¥3 billion	¥43 billion

Source (for market scale forecast): Nomura Research Institute, Ltd.

The Company is number one in Japan's pay TV market. We have progressed in a steadily growing market that is expected to further expand. Two factors underlie this expectation: the viewing environment and viewers' needs. With the diffusion of three-wave length receiver built-in digital TVs, Fiber To The Home ("FTTH"), and 3G mobile phones, a multichannel viewing environment is rapidly being put into place, setting the stage for a near 100% household coverage rate in the future. As this multichannel and multimedia environment evolves, the viewing rate of terrestrial broadcasts is declining in some areas, indicating a shift in viewers' needs from sponsor-planned content to individual-centered content. In order to gain from this shift, we formulated a new Mid-Term Vision for fiscal 2005-2010 and started to execute it in our proactive efforts to further expand the Company and the market.

Requires a Certain Vision.

Our Plan will Create ...

MID-TERM MANAGEMENT TARGETS

Total Sales ¥250 billion, Subscribers over 8 million



Terminal & Display
2005~
2005~
2004~
+
Network
2004~
+
Multi-Platform
1996~
2002~
2004~
+
Content Aggregator
1996~
2002~
2004~
2005~
2005~
CS 124/128
+
CS 110
+
FTTH
CATV
+
Mobile
+
VOD
IP Network

The Company is responding to a wide variety of viewers' needs and expanding our high competitiveness in the media industry through our content aggregator strategy, which focuses on the acquisition and enhancement of attractive content. We currently have nearly 300 channels on SKY PerfecTV! service, making us the largest domestic digital multichannel broadcasting company.

As part of this strategy, we established subsidiary company SKY Perfect Well Think Co., Ltd. ("SPWT") in July 2004 and started business in November 2004 in order to attain business by investing in and developing superior contents. This company is involved from the plan formulation stage, and aims to create high-quality programs. Aside from broadcasting rights of the contents it participates in creating, SPWT aims to diversify revenue sources by sharing DVD-package rights, overseas program-marketing rights and other rights. This is a new content business that expects multi-use of its contents.


More Advantages

The Company is actively pursuing the development of new infrastructure through its multi-platform strategy, with CS 124/128-degree digital broadcasting at its core. By providing digital multichannel broadcasting services, we have seen a steady increase in subscribers. The Company is establishing a new broadcast culture in Japan by spreading the appeal of pay TV programming to the viewing public.

There remain consumer segments that CS 124/128 broadcasting has yet to capture, such as people with passive consumption habits, female consumers, and middle-aged and elderly consumers with an aversion to the latest media technology. We are introducing a set-top box ("STB") rental system to uncover more latent customers as part of the reconstruction of our sales strategy, in accordance with our new Mid-Term Vision. In doing so, we can expect more profitability to come.



More Profitability

The Company is currently establishing CS 110-degree digital broadcasting as a second transmission channel and an additional revenue source. As of March 2005, the majority of the approximately five million digital TV sets on the market were equipped with built-in receivers for terrestrial digital broadcasts, CS 110 broadcasts and BS digital broadcasts. Together with high-definition TV package services featuring CS 110, this creates an environment where the diffusion of CS 110 can become pervasive. In this environment, we are taking a proactive approach toward passive consumers and consumer segments that lack strong demand for specialized programming through stronger links with sales outlets and the enhancement of our programming content. In addition, due to decreases in subscriber acquisition costs ("SAC"), particularly sales incentives, we can expect even more profitability.

More Pervasiveness



We have the highest expectations for the future of the video distribution business utilizing FTTH. Through our subsidiary OptiCast Inc. ("OptiCast"), we are expanding this business to condominiums, which have previously had difficulty setting antennae necessary to receive Direct To Home ("DTH") video distribution. Using the fiber-optic network of communications carriers, we started multichannel broadcast service to Tokyo's 23 wards from February 2004, and launched services in the Osaka area from February 2005. In fiscal 2006, we plan to expand service to cover 13.5 million households throughout the nation's seven major metropolitan areas. In February 2005, we also launched the new HIKARI PerfecTV! brand with an effective promotional campaign. In only 13 months through March 2005, 416 properties covering approximately 20,406 households have approved service provision. Henceforth, we will link with communications carriers to extend service to small-scale housing complexes and single-house units.


Is your neighbor watching
HIKARI PerfecTV! too?

The digitization of broadcasting and networking of communications in Japan have further evolved, and the true multimedia age is upon us. The Company is making progress with content distribution to mobile phones and the development of services utilizing IP technology, destined to be the next-generation platform. We have worked to ascertain the needs for video streaming for mobile phones by conducting a streaming trial with NTT DoCoMo and by distributing content tailored to KDDI's au EZ Channel. We established subsidiary SKY Perfect Mobile, Inc. ("SPM") in 2005 to further these efforts at creating possibilities. We also invested nearly ¥10 billion in Index Corporation in June 2005. In addition, based upon FTTH, we will develop new services utilizing IP technology and we aim to provide multichannel broadcasting, Internet connection, IP telephone and video-on-demand ("VOD") services, exceeding so-called "triple-play" service.

More Possibilities


W31SA

To attain our ambitious goal of reaching eight million subscribers by 2010, the Company has formulated a Mid-Term Vision that emphasizes high-quality content and a diverse media platform appropriate for a broad spectrum of lifestyles. We look forward to contributing to the advancement of Japan's pay TV market by further expanding optical fiber infrastructure FTTH, developing IP, VOD, and mobile services, and elevating the quality of digital programming and customer service.

The more we turn our dreams into reality, the more we will become part of the fabric of our society, sharing information, enriching our culture, and enjoying the benefits of an advanced society. We invite our customers, our stakeholders, and indeed, every member of society to join us in our dreams.

Envisioning the Next-Generation Media Environment

The Structure of Japan's Current Broadcasting Market

The primary broadcasting services in Japan can be split into three categories: terrestrial broadcasts, satellite broadcasts and cable television broadcasts.

Since the beginning of free analog broadcasting service in 1953, **terrestrial television broadcasts** have been and continue to be the most watched media format in Japan. This broadcasting category consists of fee-based Japan Broadcasting Corporation ("NHK") broadcasts and advertising-revenue-based broadcasts from the five major networks. As of March 31, 2005, over 90% of the approximately 47 million households were viewing four channels or more. However, the Japanese government plans to phase out analog broadcasts and shift wholly to digital broadcasting by fiscal 2011. Terrestrial digital broadcasting got under way in Japan's three largest metropolitan areas of Tokyo, Nagoya and Osaka in 2003, and the broadcasting area continues to expand sequentially so that other areas may begin broadcasts by 2006.

Satellite broadcasting began with the introduction of broadcast satellite ("BS") service in 1989 and CS service in 1992. Originally, BS started as a "broadcast" service targeting the unspecified "general viewer," while CS was a communication service providing data transmission to targeted corporations and other specified customers. With reforms to the Broadcast Law in 1992, however, CS broadcasting services became possible.

BS analog broadcasts consist of fee-based broadcasts by NHK and WOWOW INC. ("WOWOW"), while BS digital television broadcasts are provided by the affiliates of five major terrestrial broadcasters, NHK, WOWOW and another fee-based company. Combining analog and digital broadcasts, as of March 31, 2005, NHK had 12.36 million subscribers and WOWOW had 2.46 million, and shipments of BS digital receivers stood at 5.33 million.

In 1996, CS broadcasters accomplished Japan's first full-fledged digital broadcasts. With this innovation, the previously limited volume that could be transmitted over broadcast frequencies was increased by several times. Accordingly, the number of broadcast channels grew dramatically, "multichannel" became the identifying feature of CS broadcasting, and "paid broadcasting" became a generally known phrase.

Then in 2002, we started CS 110-degree broadcasts, adding them to our existing 124/128-degree CS broadcasts. In the early days of CS digital broadcasting, several platform operators were in competition; at present we have consolidated almost all of them into our group comprising the Company and its subsidiaries (together, the "Companies"), with 3.82 million subscribers as of March 31, 2005.

The business model for CS broadcasting in Japan is based upon a legal system that differs significantly with those in Europe and the United States. The Company is classified as a platform operator, and because we do not have rights to set prices or packages for the contents that broadcasters possess, conducting strategic business operations is limited by regulations to some extent. However, such regulations are gradually being liberalized.

Cable television began in 1955 as a complementary broadcast media to retransmit terrestrial broadcasting programs to viewers who had trouble receiving those broadcasts. In recent years, however, cable programming has become more diversified, including the addition of retransmitted satellite broadcasting programs and originally produced programs. As of March 31, 2005, households with cable television connections numbered 17.88 million, of which more than 5 million households enjoy multichannel services.

Cable television services are offering internet connection, IP telephone and other communication services as well as broadcasting services, and cable television is growing as an integrated information and communication platform for local areas. To respond to the diffusion of broadband, the shift toward the use of optical fiber for cable television network lines and the increasing of bandwidth for greater transmission volume is on the way.

Japan's Regulations Regarding Broadcast and Telecommunications



Content Provider
Content Provider
Content Provider
The Same Company
(Cable and satellite are treated differently under the same law)
Wired
Satellite
Terrestrial BS Analogue
Cable Television Broadcast Law
CATV
Broadcaster (OptiCast, etc.)
Law Concerning Broadcast via Telecommunications Carriers' Facilities
Broadcaster
Broadcaster
Licensed Broadcaster
General Broadcaster
Software
Broadcast
Telecommunications Service for Broadcaster (NTT, etc.)
Telecommunications Service for Broadcaster (JSAT)
Licensed Satellite Operator
Broadcast Law
Hardware (Infrastructure)
Tele-communications
CATV Telecommunications Service (ISP, VoIP, etc.)
Telecommunications Service (ISP, VoIP, etc.)
Satellite Telecommunications Service
Telecommunications Business Law
Broadcast System Based on Government License
(The system was originally built in the CS analog era)

The Company Business Model

Multi-Platform Transmission of Aggregated Content

(As of March 31, 2005)


Basic Business Flow
Japan's Largest Content Aggregator
Broadcaster Contents
Sports, movies, music, dramas, news, and others: diverse genre, etc.
Own Contents
European soccer, MLB, martial arts, etc.
Investment Contents
Korean cinema, movies, animation, etc.
Mu'ti-Platform Transmission Through an Array of Paths
SKY PerfecTV!
SKY PerfecTV!
Television 189 channels
Radio 101 channels
SKY PerfecTV! 110
SKY PerfecTV! 110
Television & Data 74 channels
HIKARI PerfecTV!
HIKARI PerfecTV! *
Television170 channels
Radio101channels
Other new businesses (Mobile Phones/IP, etc.)
* In addition, simultaneous transmission of terrestrial, BS and other broadcasts are conducted on 30 TV and 5 radio channels in the Tokyo area, and 29 TV and 3 radio channels in the Osaka area.
Basic Revenue Structure
Revenue Structure (DTH)
Revenue Structure (FTTH)
Transponder Fees
Subscriber
Satellite Operator
Own Content
Monthly Subscription Fees
Content of Broadcasters
Monthly Subscription Fees
Commissions
Broadcasters
Revenues of DTH (SKY PerfecTV! SKY PerfecTV!110)
Uplink Fee
Digitization Fee
Basic Fee
Platform
SKY PerfecTV!
Own Content
Commissions
Basic Fee
Subscription Fees
Rental Fee for STB
Basic Fee
Access Line Fee
Retransmission Fee
Revenues of FTTH (HIKARI PerfecTV!)
Subscriber-Related Revenues
Transmission-Related Revenues
Revenues from Own Content of Other Fees and Revenues

Consolidated Financial Highlights

For the years ended March 31:	Millions of Yen 2003	2004	2005	Thousands of U.S. Dollars 2005
Revenues	¥ 70,374	¥ 72,475	**¥ 74,017**	**$ 690,328**
Operating expenses	86,968	68,086	**70,741**	**659,774**
Operating income (loss)	(16,594)	4,389	**3,276**	**30,554**
Net income (loss)	(16,876)	4,089	**3,753**	**35,003**
Net income (loss) per share (¥/$):				
Basic	(7,542.98)	1,825.39	**1,656.50**	**15.45**
Diluted	(7,542.98)	1,823.59	**1,655.22**	**15.44**
As of March 31:				
Total assets	130,016	137,330	**131,383**	**1,225,359**
Total shareholders' equity	88,459	95,354	**88,844**	**828,614**

	2003	2004	2005	2005
ARPU (Average revenue per subscriber per month):				
Subscription fees per subscriber (¥/$)	¥ 3,886	¥ 3,715	**¥ 3,544**	**$ 33,054**
Subscriber-related revenues per subscriber (¥/$)	1,469	1,459	**1,413**	**13,179**
Number of channels:				
SKY PerfecTV!				
Total	284	292	**290**	
Television	180	188	**189**	
Radio	104	104	**101**	
SKY PerfecTV! 110				
Total	56	98	**74**	
Television and data	56	78	**74**	
Radio	–	20	**–**	
HIKARI PerfecTV!				
Total	–	–	**306**	
Retransmission	–	–	**35**	
Television	–	–	**170**	
Radio	–	–	**101**	
Number of subscribers (thousands):				
Total subscribers	3,425	3,647	**3,823**	
(SKY PerfecTV! 110)	(42)	(123)	**(203)**	
Individual subscribers	2,990	3,182	**3,310**	
(SKY PerfecTV! 110)	(41)	(115)	**(161)**	
Annualized churn rate (%)	8.2	9.0	**9.4**	
(SKY PerfecTV! 110)	(8.1)	(8.9)	**(9.7)**	

1) The number of subscribers and churn rate includes SKY PerfecTV!, SKY PerfecTV! 110 and HIKARI PerfecTV!
2) U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107.22=US$1, the approximate foreign exchange market rate as of March 31, 2005.
3) Our fiscal year ends March 31. We refer to the fiscal year ended March 31, 2005 throughout this annual report as fiscal 2004. We refer to other fiscal years in a corresponding manner.
4) ARPU is calculated for SKY PerfecTV! and SKY PerfecTV! 110 service.
5) As the Company started the FTTH business, the term "DTH Subscriber" used previously was changed to "Individual Subscriber" to refer to individual subscribers who receive programs directly.
6) As of the March 31, 2005, HIKARI PerfecTV! had 716 individual subscribers and a total of 834 subscribers.

To Our Shareholders



○○ Having established ourselves as one of the world's leading companies in digital multichannel satellite broadcasting, we are implementing our content aggregator and multi-platform strategies to further our growth.

○○ As articulated in our Mid-Term Vision, we plan to grow through targeting the next generation of consumers with diversified and high-quality content and services on a variety of media platforms, including optical fiber transmission, broadband and mobile devices, that are appropriate for a broad spectrum of consumer lifestyles.

○○ In order to reach the ambitious goals set in our new Mid-Term Vision, we will focus on strategic investment in growing businesses such as content production and licensing, fiber-optic video distribution, CATV and mobile, while strengthening corporate power across the Companies.

○○ In appreciating our cultural role in an information society, we intend to provide informative and rich content that meets everyone's needs.



President Hajime Shigemura

April 2004 ○ ○ Business partnership with Excite Japan Co., Ltd. for Internet-based content distribution services

May 2004 ○ ○ SKY PerfecTV! and NTT DoCoMo to test mobile video-clip streaming and program-related information services

○ ○ Review of Fiscal 2004 Business

The world is now in the midst of the so-called Digital Revolution, a time of huge technological innovations comparable to those of the 18th century Industrial Revolution. In Japan, innovations have first swept the information and communications fields, spreading now to mobile phones, Internet and broadcasting and transforming the consumer environment into an ever-more convenient and abundant paradigm. To say that this is the dawn of a new civilization is not an overstatement.

During fiscal 2004, the fiscal year ended March 31, 2005, the media industry made further technological advances and entered a revolutionary era where previously accepted economic principles no longer apply. This is the age when the potential of triple play—the integration of broadcasting, broadband Internet and IP phone—has come more clearly into focus and become a more concrete, practical business reality.

"Stay half a step ahead of the times." I have promoted this saying Companywide as our most important management theme, and we have all made every effort to not be late to ride the wave of changing times. Seeing the wave of revolution before our eyes, the value of this saying has been reconfirmed and we realize the management decisions we have already made have not been in error.

The Company has made vigorous management efforts to put the satellite multichannel broadcasting business, which had no precedent in Japan, on the track into the mainstream. At the same time, while envisioning the next-generation media environment of integrated broadcasting and communications, we invested strategically to establish our second and third business platforms, and conditions in fiscal 2004 further fostered those efforts. We are the pioneers of Japan's pay broadcasting business, which is the real substance of the revolution, the unrivalled top corporation. We have strong confidence that we will lead the next-generation media industry.

However, until that reality is firmly in our grasp, I believe we must further accelerate the rate of business development beyond the speed that we have already attained. In order to do so, I have made complete adjustments to strategy and partially overhauled policy. In fiscal 2004 we formulated a new Mid-Term Vision for fiscal 2005-2010 and began implementing that vision throughout the Company from fiscal 2005. I want to be certain that our current position is fixed after the revolution sweeping the industry. It is my mission to ensure that we do not fall behind other companies.

July 2004 ○○ SKY Perfect announces the establishment of SPWT as the new planning company to operate the content development and investment business

August 2004 ○○ OPCAS service provision using UCOM optical fiber networks gets underway

September 2004 ○○ First ever fee-based distribution of an original drama series "Yokohama 80's" to mobile phones—starting from October on au's EZ Channel

○○ Starts HDTV broadcasting of the Star Channel via SKY PerfecTV! 110

○○ Fiscal 2004 Business Results

In reviewing the business results for fiscal 2004, a current vital point is the implementation of our new Mid-Term Vision. The Company began partial implementation of that vision in the second half of fiscal 2004, and the associated costs have influenced profits. I have already stated how crucial our subsequent development is as we enter this era of great change. Therefore, we have been making management decisions for fiscal 2004 emphasizing the importance of long-term business development rather than the attainment of short-term profits.

Under these conditions, we maintained the increasing revenue trend that has continued unbroken since our establishment, and consolidated operating revenue in fiscal 2004 was ¥74,017 million. Due to the reasons stated above, consolidated operating income and net income decreased, finishing at ¥3,276 million and ¥3,753 million, respectively. However, the profit structure we constructed after moving into the black remained solid.

Primary cost increases include the execution of proactive policies to increase the number of new subscribers and reduce subscription cancellations, as well as the recording of additional depreciation costs related to enhancing and replacing encoders and other broadcast equipment.



October 2004 ○○ SPWT starts business

December 2004 ○○ OptiCast participates in the management of Information Network Koriyama Inc., a cable television business planning company

○○ Alliance between OptiCast and Energia Communications, Inc. for video distribution business utilizing optical fiber networks in the Fukuyama area

Revenues



Millions of yen
80,000
60,000
40,000
20,000
0
74,017
85,000
(Fiscal year) 2000
2001
2002
2003
2004
2005 (Forecast)

Net Income (Loss)



Millions of yen
10,000
0
−10,000
−20,000
−30,000
3,753
1,000
(Fiscal year) 2000
2001
2002
2003
2004
2005 (Forecast)

Number of Subscribers, Annualized Churn Rate



Thousands of subscribers
(%)
4,000
3,000
2,000
1,000
0
10
5
9.4
9.0
3,823
3,310
4,055
3,542
(Fiscal year) 2000
2001
2002
2003
2004
2005 (Forecast)
Annualized Churn Rate
Individual Subscribers
Total Subscribers

ARPU (Average revenue per subscriber per month)



Yen
5,000
4,000
3,000
2,000
1,000
0
3,544
1,413
(Fiscal year) 2000
2001
2002
2003
2004
Subscription fees per subscriber
Subscriber-related revenues per subscriber

SAC (Subscriber acquisition cost)



Yen
40,000
30,000
20,000
10,000
0
34,680
12,756
5,116
16,808
(Fiscal year) 2000
2001
2002
2003
2004
Advertising expenses
Promotional expenses
Sales incentives

EBITDA



Millions of yen
(%)
20,000
10,000
0
−10,000
−20,000
40
20
0
−20
−40
8,999
12.16
(Fiscal year) 2000
2001
2002
2003
2004
EBITDA Margin
EBITDA

1) EBITDA = We define EBITDA as operating income (loss) plus depreciation and amortization
2) EBITDA Margin = Ratio of EBITDA to Revenues

Note: Our fiscal year ends March 31. We refer to the fiscal year ended March 31, 2005 as fiscal 2004 or FY04, and so on. The above graphs show the fiscal years. Estimates for fiscal 2005 are based on Japanese GAAP.

January 2005 ○○ SPWT announces first investment plan investing in "Hang Ryu" Film Festival

○○ Announces acquisition of Cable Television Adachi Corporation shares

February 2005 ○○ Launch of HIKARI PerfecTV! service in the Osaka area

○○ Performance Indicators

Due to their impact on business results and medium-term growth, the Company recognizes the number of new subscribers, the churn rate, the average revenue per subscriber ("ARPU") and SAC as important performance indicators. We would like to report on these indicators for fiscal 2004.

The number of new individual subscribers was 432 thousand (versus 471 thousand for fiscal 2003) and the churn rate was 9.4% (versus 9.0% in fiscal 2003), bringing the accumulated number of individual subscribers to 3.31 million (the number of total subscribers is 3.82 million). Though this represents an increase of 128 thousand subscribers over the previous year, the pace of growth slowed somewhat. While our core CS 124/128-degree digital broadcasting business continues to progress well, the Company did not achieve the goals set at the beginning of the period for our CS 110-degree digital broadcasting business, which we are raising up as our second pillar. An important related point is the identification of potential customers. The dramatic pace in new subscribers that ensued from the time of our establishment was due to the so-called "early adopters," including younger customer segments and active customer segments. From here forward, the Company will work to actively capture the comparatively untapped customer segment that includes senior and female customers. When this sort of customer grasps the value of a product, they tend to become long-term users and the churn rate typically decreases. I will hereafter mention further policies we have formulated to increase the number of subscribers as part of our new Mid-Term Vision.

Looking at the breakdown of the integrated ARPU revenue for our core CS 124/128-degree and 110-degree broadcasting businesses, subscription fees per subscriber were ¥3,544 (versus ¥3,715 in fiscal 2003) and subscription related revenues per subscriber were ¥1,413 (¥1,459 in fiscal 2003). In response to the downward trend in ARPU, we aim to provide expanded content with a greater number of appealing program packages. To achieve those ends, we have worked to improve the quality and number of operators at our customer centers, and to develop products that incorporate feedback gained from customer follow-up efforts.

March 2005	○○ OptiCast and On Demand TV, Inc. form alliance for VOD Service	○○ The Company establishes new company to operate new mobile phone-based business
	○○ SPWT invests in new soccer magazine "World Soccer King"	○○ Sales partnership between OptiCast, NTT Medias Co., Ltd., and Osaka Gas Co., Ltd., in optical fiber video distribution business

○○ New Mid-Term Vision (Fiscal 2005-2010)

We have formulated a new Mid-Term Vision for the fiscal 2005-2010 periods to guide our management policies, and have started implementing that vision from fiscal 2005. This vision takes a step beyond the previous mid-term management plan implemented two years ago, which was formulated for the fiscal 2003-2007 period, by responding to the current media environment and providing more concrete action guidelines. In our new Mid-Term Vision, we aim to form the largest conglomerate in Japan's pay TV business, and to provide diversified content services that cater to a broad spectrum of consumer lifestyles.

The following three points form the pillars of the strategy laid out in our new vision.

First is the strengthening of our DTH business. Thus far we have developed our core CS 124/128-degree and 110-degree digital broadcasting business through a DTH service utilizing satellite. In order to strengthen our profit base through the further diffusion of our services, we understood the necessity of a new marketing method, and we established SKYPerfect Marketing, Co., Ltd. ("SPMC"). We will introduce a new STB rental system to complement the conventional selling supply method for STBs at home appliance stores, which act as agent stores. We also have our eyes fixed on the handling of STBs equipped with HDD recording functions and other high-performance functions in the near future, as we aim to improve our subscriber acquisition structure.

Second is the expansion of our multi-platform strategy. As we strengthen our relationships with broadcasters, we will broaden our business areas through new transmission channels—including optical fiber transmission, broadband and mobile devices—so that our services are available in all sorts of lifestyle environments.

Third is the promotion of group management and strategic investment. We expect to make strategic investments of ¥80 billion, with ¥20 billion going toward the strengthening of relationships with and capital investment in licensed broadcasters, ¥20 billion for the construction of our sales structure and contents investment, and ¥30 billion earmarked for the development of wired businesses including our fiber-optic video distribution business. In order

Targets

Mid-Term Vision Targets and Strategies FY2005-2010

Our goal is to become the largest conglomerate in the Japanese pay TV market. We intend to meet our ambitious targets for increasing subscribers and raising sales and profits by providing diversified content services that cater to a broad spectrum of consumer lifestyles.

Subscriber Targets

FY2007 over 5 million

FY2010 over 8 million

Revenues and Pre-Tax Income Targets


(Billions of yen)
Revenues
Pre-Tax Income
74
3.8
150
15
250
40
FY2004
FY2007
FY2010

FY2004	Revenues	¥ 74 billion
	Pre-Tax Income	¥ 3.8 billion
FY2007	Revenues	¥ 150 billion
	Pre-Tax Income	¥ 15 billion
FY2010	Revenues	¥ 250 billion
	Pre-Tax Income	over ¥ 40 billion

Strategies

Investment

○○ **Vertical Expansion Strategy: Strengthening Our Core DTH Business**

We will accelerate subscription growth by offering broad content that meets everyone's needs in our ever-diversifying information culture. The Company intends to actively develop, co-produce and acquire a broad array of rich content to enhance our core business.

Action Plan:
- reconstruct sales strategy for SKY PerfecTV!
- strengthen relationships with broadcasters
- invest in high-quality content production
- promote High Definition broadcasting
- improve overall level of customer service

○○ **Horizontal Expansion Strategy: Expanding Our Multi-Platform Business**

We will develop appropriate media and various infrastructures such as optical fibers so that consumers can enjoy our services in diverse settings and lifestyles.

Action Plan:
- expand HIKARI PerfecTV! to seven major metropolitan areas
- enter the CATV market
- advance mobile phone content distribution
- develop IP, VOD, and other new businesses

Expansion of HIKARI PerfecTV!
- Tokyo, Osaka and Nagoya in 2005
- seven major metropolitan areas in 2006
- total 13.5 million households in 2006
- develop CATV in core cities around major cities


Seven Major Metropolitan Areas
2005
2005
2005
Tokyo, Osaka, Nagoya

○○ **Strategic Investment in Growing Business Fields**


Operating Cash Flow
Total Funds:
Approx. ¥91.8 billion
(As of December 31, 2004)
Shareholder Returns,
Stable Dividends,
Treasury Stock Acquisition
Fund for Strategic Investment
¥80.0 billion
Growth from
Business Development

For the first two years of our Mid-Term Vision, the Company will focus on investment that strengthens consolidated management structure and the Companies as a whole. This means emphasizing long-term growth over short-term profits, and also enhancing cooperation with our affiliates along each step of our Mid-Term Vision.

Strategic investment has been earmarked at ¥80 billion. ¥30 billion will be channeled into OptiCast and our CATV business, and ¥20 billion will be used as investment for strengthening our relationships with broadcasters. The Company will also invest ¥10 billion into the supply and sales structure of STB, another ¥10 billion into contents and related companies, and ¥10 billion more into new business and M&A. In addition, we will direct four to five billion yen annually into capital investment.

The Company still intends to provide stable dividend distributions to our shareholders, while expanding growing business fields through long-term investment strategies.

April 2005 ○○ SPMC, our planning company for the supply of rental SKY PerfecTV! STBs, reorganizes as an operating company

May 2005 ○○ Obtains CS broadcasting rights for 2006 FIFA World Cup Germany™

○○ Receives Privacy Mark authorization

○○ Announces capital alliance with Index Corporation

to secure the future increase of subscribers and expansion of operating income, during the first two years we will carry out strategic investment at optimal times and the Companies will make a cooperative effort to promote measures to strengthen our collective structure.

By promoting these measures, our goals for fiscal 2010 are to reach over eight million subscribers, consolidated operating revenue of ¥250 billion and pre-tax profit of over ¥40 billion.

○○ Reflections for Fiscal 2005

As the first year of our new Mid-Term Vision, we would like fiscal 2005 to be recognized as a solid start. That means achieving results and building for the future rather than focusing on short-term conditions. We have to keep sprinting in the midst of these turbulent times when the media environment can be altered in a day. If we are running the same business three years from now, the future will look dim. In fiscal 2005, while envisioning the environment a year or two ahead, we want to make decisions appropriate to the times.

We have identified the long-term and comprehensive expansion of profits as an important management priority, and made the realization and continuation of a stable dividend a basic policy for the distribution of profits to shareholders. In accordance with that policy, and as a measure to strengthen the return of profits to shareholders, we set our year-end fiscal 2004 regular dividend at ¥750, a ¥250 increase over fiscal 2003.

I thank our shareholders for understanding my way of thinking about management. As a management executive, my greatest pleasure comes from securing the steadfast support of our shareholders.

June 24, 2005

President
Hajime Shigemura



Board of Directors (As of June 24, 2005)



MASAO NITO　HIROYUKI SHINOKI　HAJIME SHIGEMURA　YASUSHI HOSODA　RYOJI HIRABAYASHI

Executive Directors

Yasushi Hosoda
Chairman
Representative Director

Hajime Shigemura
President
Representative Director

Hiroyuki Shinoki
Executive Vice President

Masao Nito
Managing Director

Ryoji Hirabayashi
Managing Director

Non-Executive Directors

Tatsuro Saitoh

Kikujiro Shikano

Tatsuya Tamura

Kageo Nakano

Nozomu Yoshida

Toshichika Ishihara

Kenji Kamimura

Masakatsu Mori

Corporate Auditors

Yoshiki Hirowatari *(standing)*

Ryosuke Tsuruma *(standing)*

Tamotsu Iba

Masao Sakai

Nobuyuki Kaneko

Corporate Governance

○○ **As a publicly listed company, the Company's fundamental corporate governance goal is to maximize corporate value in the capital markets.**

Although the Company does not have a committees structure, to realize corporate governance principles laid out in the reformed Commercial Code, we have worked to establish a management and administrative structure to assure transparency, improve management efficiency and strengthen management oversight. Specifically, the Company has reduced the number of executive directors to streamline management decision-making and maneuverability, and introduced an executive officer system. In addition, the number of external directors was increased to strengthen management supervision, while a compensation advisory committee was established for the Board of Directors to improve transparency and objectiveness in determining directors' remuneration. To improve the transparency and objectiveness of the process for appointing directors and auditors, the Company also established a candidate advisory committee.

As of June 24, 2005, the Board of Directors consists of 13 directors, including seven external directors, and aims to carry out open and fair management. At the same time, five auditors conduct strict and thorough reviews of business decisions made by directors. Moreover, in accordance with basic policies of the Board of Directors, the management committee meets on a weekly basis to assist the President and Representative Director, who makes individual business decisions.

The Management committee consists of executive directors and executive officers, and standing auditors also participate as observers. Executive directors have areas of management over which they are responsible and concerning which they carry out decisions in accordance with basic principles set by the Board of Directors.

The Board of Auditors is composed of two standing auditors and three other auditors. The auditors take part in meetings of the Board of Directors, the management committee and other important Company meetings, and provide objective and fair opinions regarding general and specific business items. In accordance with standards formulated by the Board of Auditors, business decisions made by directors are investigated to determine their legality and suitability. An auditors meeting is held every month.

On the occasion of the Company's listing on the MOTHERS market of the Tokyo Stock Exchange in 2000, an office of internal auditors was established under the direct control of the President. Through this office, continual oversight of business affairs is carried out with an emphasis on compliance with laws and regulations and corporate social responsibility. The legality of business actions and the suitability of decisions from a risk management perspective is thereby reinforced.

At the same time that the retirement benefit system was repealed, a stock option system was introduced. Because the system bases compensation on the increase of the Company's corporate value represented by the stock price, it promotes long-term incentives for the mutual benefit of both shareholders and executives. The stock option system was introduced to replace a portion of retirement benefits in the executive remuneration system.

Four of the seven external directors and two of the four external auditors are directors, auditors or advisors at primary shareholders of the Company's stock or at corporations with which the Company does business. These aforementioned external directors and auditors do not have family ties or other personal relationships with the Company's directors or auditors, nor do they have any capital or business conflicts of interest relative to their positions at the Company.

In terms of corporate governance activities over the past year, the Company is making proactive efforts in the area of handling personal information as an important aspect of our risk management structure. Due to the nature of the business in which the Companies are involved, we handle a vast range of personal information. With the aim of assuring compliance with the Law for the Protection of Personal Information, enacted on April 1, 2005, the Company established a committee for the management of personal information in August of 2004 and was granted Privacy Mark by Japan Information Processing Development Corporation in May 2005.

In addition, the candidate advisory committee met seven times during the fiscal year under review, while the compensation advisory committee met six times in fiscal 2004.

Checks and Balances of Corporate Governance



Shareholders' Meeting
Appointment and dismissal
Appointment and dismissal
Board of Directors
13 Directors
7 External Directors
Board of Auditors
5 Auditors
4 External Auditors
Appointment and dismissal
Operational audit
Accounting audit
Candidate Advisory Committee
4 Members
Compensation Advisory Committee
4 Members
President and Representative Director
Management Committee
5 Executive Directors
7 Executive Officers
Accounting Audit
Accounting audit
Committee for the Management of Personal Information
Office of Internal Auditors

Risk Information

○○ The following is an overview of the primary items that the Company recognizes as potential risks that may affect future business decisions and financial standing, although factors that could influence our business results are not limited to them.

1. Subscriber acquisition and trends

Should a decrease in subscriber numbers occur despite marketing activities such as investing in advertising and promotions and own contents, our business results may be affected.

2. Satellite condition

Should damage to or flaws with satellites occur, there is no guarantee that existing backup satellites can replace flawed ones in a timely manner. Moreover, in cases where satellite operators make changes to licensing conditions, or when for other reasons the Company is unable to renew contracts, continuation of service may be significantly hindered, and our business results may be affected.

3. Broadcaster-related risks

In cases where broadcasters stop services or debase the quality of programs due to financial trouble or other reasons, business results may be affected. Moreover, broadcasters hold rights to determine subscription fees, and in cases where subscriber numbers do not increase in response to lower prices, our revenues may decrease and our business results may be affected.

4. STB and STB maker-related risks

In cases where STB production and the number of people wanting to subscribe do not match, or in cases where defects are discovered in STBs after their release on the market, the trend in subscriber numbers may be affected.

5. Sales outlets

Policies regarding payment of sales incentives are basically reexamined every three months, and our policy from herein is to continue to carry out a flexible system that takes into consideration the unique features of sales routes. However, in cases where subscriber growth remains stagnant despite the promotion of sales incentives, or when viewers don't continue using the service for a period long enough to merit sales incentives, our business results may be affected.

6. Content acquisition related

In cases where content prices rise, when content loses value during the period that we hold rights, or when the Company fails to obtain rights, the expected number of new subscribers or revenues may not be reached, and our business results may be affected.

7. Competition

With the continued progress of technological innovations and the accompanying use of a variety of infrastructures, the potential exists that other corporations may begin the same service as the Company. Currently the pay broadcasting infrastructure is not limited to only CS and BS digital broadcasting, but is expanding to include cable television and FTTH services. Areas that currently do not receive satellite broadcasts may be gained by Japan as a result of future regulations. In such cases, new services of the same variety as the the Companies offer may appear on the market as competitors. While the diversification of media brings increased competition in its wake, this also may represent a new revenue chance for the Company, and our business results may be affected.

8. Security of IC cards and other security concerns

In cases when security of IC cards is breached, and inability to prevent viewing of charges and account information occurs, our business results may be affected.

9. Security of customer information

The Companies give the highest attention to protect client information including subscriber information. However, in cases where customer information leaks from the Companies or business partners after illegal access by third parties or other factors, the loss of confidence and/or the burden of unexpected costs may affect our business results.

10. Heavy damage to heavy equipment due to large-scale natural disasters

In cases where unanticipated large-scale natural disasters cause destruction of broadcasting facilities or uplink equipment, the Company does not possess full backup equipment, and our business results may be affected.

Glossary of Terms

○ ○ **ADSL (Asymmetric Digital Subscriber Line)**
ADSL is the paramount transmission technology among xDSL high-speed digital transmission protocols using existing copper cables for telephone communications. It is mainly used for high-speed access to the Internet.

○ ○ **ARPU—Gross ARPU (Average Subscription Fee per Subscriber)**
Gross ARPU is the monthly average revenue from subscription fees per subscriber, calculated by dividing the total sum of monthly fees for flat-rate channels, pay-per-view fees, basic fees and revenues from own content for which we have obtained broadcasting rights by the number of subscribers billed.

○ ○ **ARPU—Net ARPU (Average Subscriber-Related Revenues per Subscriber)**
Net ARPU is the portion of ARPU that corresponds to the revenues of our Company, calculated by dividing the total sum of commissions for monthly fees for flat-rate channels, commissions for pay-per-view fees, basic fees and revenues from own content by the number of subscribers billed.

○ ○ **Broadcast Law**
The Broadcast Law aims at regulating broadcasting for the public welfare and striving to achieve sound development. It has been successively revised to keep pace with the trend towards multimedia, including the introduction of a system of "licensed broadcasters and licensed satellite operators" that separated broadcasting facility operators from content providers in 1989. It prescribes the duties of licensed broadcasters and licensed satellite operators, and sets content regulations.

○ ○ **Broadcasters**
Broadcasters engage in the procurement of content, programming, and so forth. Broadcast Law distinguishes two categories of broadcasters: "Licensed Broadcasters" licensed by the Ministry of Public Management, Home Affairs, Posts and Telecommunications; and "Broadcasters" which utilize telecommunications carriers' facilities. An approximate total of 100 broadcasters provide their services on our platforms. Transmission of programs to subscribers is undertaken by the Satellite Operator. The Company is under contract with each Broadcaster to perform the platform service.

○ ○ **BS Digital**
BS Digital is a broadcasting service technology using geostationary satellites, which are exclusively for broadcasting. Regular services of DTH reception via digital CATV services were launched in December 2000 to far fewer viewers than expected.

○ ○ **Churn Rate**
The churn rate is obtained by converting the number of churns for a certain period (annual, monthly, etc.) to a yearly basis. The calculation method differs depending on whether it is for an annual, semiannual, quarterly or monthly basis.
Annual Churn Rate = Churns during the period / (subscribers at the beginning of the period + subscribers at the end of the period) / 2 x 12 months / the period (number of months)
Annualized Monthly Churn Rate = Churns during the current month / total subscribers at the end of the previous month x 12 months

○ ○ **Content Aggregator Strategy**
As one of our strategies for our Mid-Term Vision, our content aggregator strategy aims at strengthening the power of content aggregation through the acquisition of attractive content and the building of relationships with popular channels.

○ ○ **FTTH (Fiber To The Home)**
The Company established OptiCast in June 2003 to engage in the content distribution business using optical fiber network. OptiCast provides HIKARI PerfecTV! with broadcast channels and other television channels from terrestrial (including digital) broadcasts and BS digital broadcasts over FTTH. These services are designed for condominiums where the installation of antennas is restricted, antennas cannot be installed at the right direction for satellite reception, or the community antenna system does not enable viewing of all SKY PerfecTV! Channels. OptiCast began services from February 2004 as a (cable) broadcaster under the Law Concerning Broadcast via Telecommunications Carriers' Facilities.

○ ○ **CS (Communications Satellite)**
CS is an artificial satellite equipped with transponders designed for communications services. Communications satellites have also been used for broadcasting purposes as broadcasting satellites since 1992. Our Company's services currently use three communications satellites: N-SAT-110 (110 degrees longitude east), JCSAT-4A (124 degrees longitude east) and JCSAT-3 (128 degrees longitude east)..

○ ○ **Digital Terrestrial Broadcasting**
Digital terrestrial television broadcasting is currently run by NHK and terrestrial broadcasters in analog format. It was first launched in Tokyo, Osaka and Nagoya in December 2003, and will be expanded to nationwide coverage in fiscal 2006. Analog broadcasting is scheduled to continue concurrently with digital broadcasting until fiscal 2011, after which it will be abolished.

○○ **DTH (Direct To Home)**
DTH is the direct distribution of content to households via satellite or other media.

○○ **Encoder System**
As equipment for encoding and compressing audio and visual signals, the encoder system is the core system that supports digital broadcasting.

○○ **EPG (Electronic Program Guide)**
EPG is a function providing electronic channel listings. As a system for offering electronic program guides, it is one of the major additional services of digital broadcasts.

○○ **HDTV (High Definition Television)**
HDTV is a broadcasting format providing substantially improved audio and visual quality with more horizontal lines of resolution than the conventional analog television standard, along with a widescreen image and digitized audio.

○○ **Law Concerning Broadcast via Telecommunications Carriers' Facilities**
Enacted in January 2002, this law permits telecommunications facilities and services to be used for broadcasting services. Under this law, broadcasters of telecommunications services can occasionally be registered as such if they meet certain requirements, and can use telecommunications services provided by telecommunications carriers to provide their services.

○○ **Multi-Platform Strategy**
As one of our strategies for our Mid-Term Vision, the multi-platform strategy aims at expanding the use of diverse infrastructure and transmission channels on the strength of our content aggregation ability.

○○ **Own Content**
The Company independently acquires broadcasting rights for top-quality content that highlights the advantages of digital multichannel broadcasting services, such as Serie A Italian Professional Soccer League and English Premier League matches. We broadcast own content through Pay Per View Japan, Inc., our subsidiary, as well as sub-licensing it to other broadcasters.

○○ **PPV (Pay Per View)**
PPV is a viewing system that charges viewers for individual content purchased. It allows them to purchase a single movie, sporting event, concert or other content via remote control operation.

○○ **SAC (Subscriber Acquisition Cost)**
SAC is the average cost for acquiring a new subscriber, calculated by dividing the total sum of costs, including sales incentives, advertising expenses and promotional expenses, by the number of new subscribers.

○○ **Sales Incentives**
Sales Incentives are paid to STB manufacturers and dealers basically in proportion to the number of new subscribers they have acquired. The level of incentives is different for sales of SKY PerfecTV! service utilizing exclusive STBs and SKY PerfecTV!110 service utilizing common STBs.

○○ **Satellite Operator**
JSAT is the principal Satellite Operator for the SKY PerfecTV! broadcasting service. The Satellite Operator owns communication satellites and transmits programs received from Broadcasters to subscribers. Part of its operations, concerning the uplink center (uplink to satellites), is contracted out to our Company.

○○ **STB (Set-Top Box) and IC Card**
STBs are equipped with internal decoders and IC cards inserted into their tuner slots manage and store viewer data and contract information. STBs can also connect to telephone lines, thereby enabling the collection of viewing records and the provision of interactive service through the public network of lines.

○○ **SKY Perfect BB**
SKY Perfect BB is our broadband content distribution service by using Internet Protocol ("IP"), which has been offered on a full scale since August 2002. It is available nationwide and provides on-demand streaming distribution of free and pay content supplied from content providers to registered members.

○○ **SKY PerfecTV! 110**
SKY PerfecTV!110 is our digital broadcasting service using a communications satellite located 110 degrees longitude east. It offers movies, music, entertainment, news and other content on 74 television and data broadcast channels in total as of March 31, 2005. It can be received with a BS digital/CS 110 common STB.

○○ **Transponder**
A transponder is a radio relay installed on a satellite that receives weak radio signals sent from ground parabolic antennae, amplifies them and sends them back to the earth.

○○ **Uplink**
An uplink is a transmission from ground transmission facilities to communications satellites.

Financial Section

Forward-Looking Statements

Forward-looking statements including plans, strategies or beliefs contained in this material are not historical facts, but are forecasts based on the assumptions or beliefs of our management, judging from information available currently. Final decisions related to investment rely solely upon the judgment of users themselves. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restrictions on our business or proposals to this effect, or in case of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technological innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in the broadcasting business. However, factors that could influence our business results are not limited to the above.

Selected Financial Data

For the years ended March 31:	Millions of Yen 2001	2002	2003	2004	**2005**	Thousands of U.S. Dollars **2005**
Statements of Operations Data:						
Revenues	¥ 48,681	¥ 59,433	¥ 70,374	¥ 72,475	**¥ 74,017**	**$ 690,328**
Subscriber-related revenues	36,551	42,469	46,669	47,349	**48,608**	**453,348**
Transmission-related revenues	5,277	5,524	7,954	8,929	**9,768**	**91,102**
Other fees and revenues	6,853	11,440	15,751	16,197	**15,641**	**145,878**
Operating expenses	66,806	68,657	86,968	68,086	**70,741**	**659,774**
Cost of services	25,222	32,648	39,345	43,092	**44,008**	**410,446**
Sales promotion and marketing expenses	29,022	24,803	35,109	14,420	**16,015**	**149,366**
General and administrative expenses	5,150	5,413	6,290	4,012	**4,995**	**46,586**
Depreciation and amortization	7,412	5,793	6,224	6,562	**5,723**	**53,376**
Operating income (loss)	(18,125)	(9,224)	(16,594)	4,389	**3,276**	**30,554**
Other income (expenses)—net	(514)	(444)	(282)	(300)	**477**	**4,449**
Income (loss) before income taxes	(18,639)	(9,668)	(16,876)	4,089	**3,753**	**35,003**
Net income (loss)	(18,639)	(9,668)	(16,876)	4,089	**3,753**	**35,003**
Net income (loss) per share (¥/$):						
Basic	(9,246.71)	(4,321.61)	(7,542.98)	1,825.39	**1,656.50**	**15.45**
Diluted	(9,246.71)	(4,321.61)	(7,542.98)	1,823.59	**1,655.22**	**15.44**
Balance Sheet Data:						
Cash and cash equivalents	¥ 116,792	¥ 57,803	¥ 38,103	¥ 45,941	**¥ 32,239**	**$ 300,681**
Short-term investments	—	16,137	25,132	21,018	**20,007**	**186,598**
Investments	516	5,035	26,315	31,955	**29,978**	**279,593**
Property and equipment—net	18,904	22,956	22,995	20,810	**25,742**	**240,086**
Total assets	152,593	154,519	130,016	137,330	**131,383**	**1,225,359**
Subscription fees received	10,447	11,432	12,427	12,650	**12,364**	**115,315**
Total liabilities	35,404	46,830	39,324	39,790	**39,724**	**370,491**
Common stock	139,456	139,460	139,462	50,014	**50,037**	**466,676**
Total shareholders' equity	114,428	105,100	88,459	95,354	**88,844**	**828,614**
Other Data:						
Net cash provided by (used in) operating activities	¥ (10,082)	¥ (6,168)	¥ (3,324)	¥ 11,907	**¥ 7,262**	**$ 67,730**
Net cash provided by (used in) investing activities	(7,383)	(48,002)	(11,828)	1,600	**(7,089)**	**(66,116)**
Net cash provided by (used in) financing activities	89,145	(4,860)	(4,441)	(5,668)	**(13,875)**	**(129,407)**
EBITDA	(10,713)	(3,431)	(10,370)	10,951	**8,999**	**83,930**

1) We define EBITDA as operating income (loss) plus depreciation and amortization. EBITDA should not be construed as an alternative to operating income or loss or any measure of performance determined in accordance with U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because our management believes it is a useful supplement to cash flow data as a measure of our performance.

2) Certain prior year amounts have been reclassified to conform to the current presentation.

** Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this annual report. The presentation in this segment contains forward-looking statements.*

Overview

Business Climate and Industry Trends

During the fiscal year ended March 31, 2005 ("fiscal 2004"), the Japanese economy was hit by a series of typhoons, the Chuetsu Earthquake in Niigata Prefecture and other factors that slowed growth. In addition, daily reports of IT companies competing to acquire baseball teams and broadcasting companies signaled that the Japanese economic environment had entered a time of dramatic changes.

In the broadcasting industry, the opening of the Athens Olympics in August 2004 accelerated the growth of the digital home appliance market and the so-called Digital Revolution continued to bring sweeping innovations to the industry. The year was characterized by rapid transition in the media environment in which SKY Perfect Communications Inc. (the "Company") operates, with the appearance of a number of mobile devices capable of receiving digital contents expanding the number of platforms for broadcasting. The increasing pervasiveness of Fiber To The Home ("FTTH") service has created the potential for a triple play integration of multichannel broadcasting, broadband Internet and IP telecommunications into a concrete business reality. Against the backdrop of the continued development of digital technology, the integration of broadcasting and communications is compelling companies to expand the scale of their operations and igniting more fierce competition in the industry, foreshadowing a time of great transition and restructuring.

Business Performance

During the year under review, the Company continued to advance its content aggregator and multi-platform key strategies in efforts to strengthen its competitive position in the market. In order to promote the continued growth of its core business platform SKY PerfecTV! (CS 124/128-degree digital broadcasting) and SKY PerfecTV!110 (CS 110-degree digital broadcasting), the Company made efforts to increase the number of subscribers, to control subscriber acquisition costs ("SAC") and to improve the average revenue per subscriber ("ARPU") by increasing customer satisfaction. The number of new individual subscribers for our core SKY PerfecTV! service was chiefly in line with our expectations, and overall the number of new individual subscribers finished at 432 thousand.

To make it possible to supply SKY PerfecTV! set-top boxes ("STBs") through a rental system, in February 2005 we established SKYPerfect Marketing, Co., Ltd. ("SPMC") as a joint venture with JSAT Corporation ("JSAT"). Adding a rental system to our existing practice of selling STBs at sales agencies will reduce the initial financial burden on the customer and make it easier to become a subscriber. In June, 2005 we started this system.

In terms of content provision, we offered strong sports programming content, including the UEFA Champions League, Italy's Serie A, and England's Premiere League soccer broadcasts, Major League Baseball ("MLB"), where Ichiro, Hideki Matsui and a number of Japanese players are in action, and major events of popular martial arts sports. All of these are talked about contents. In addition, we presented simultaneous broadcasts in Japan and Korea of the Korean drama series "Meet You in Paradise" (18 episodes), as well as broadcasts of approximately 30 other popular Korean dramas per month.

In addition, to enter the business of investment in program content, we established SKY Perfect Well Think Co., Ltd. ("SPWT") as a wholly owned subsidiary in July 2004. As its first investment, SPWT obtained rights to 21 Korean movies not previously released in Japan. These movies will be shown in theaters, broadcasted for cable television, and released as DVDs. This company also invested in the establishment of "World Soccer King" magazine, which was launched in March 2005.

Through these efforts of offering programs in a variety of genres, we strove to improve the level of customer satisfaction.

Based on an agreement with STAR CHANNEL, INC., we began HDTV broadcasts of Star Channel Hi-Vision via SKY PerfecTV!110 from September 2004. In November 2004, we began sales of the new "SKY PerfecTV!110 Pack" basic package. In March 2005, we established "SKY PerfecTV! Channel 110" and began broadcasting on our own channels (801-802) popular content such as soccer and MLB that had previously been broadcast on our "Perfect Choice" channel (180-186).

As a new platform service, we inaugurated HIKARI PerfecTV!, a content distribution business utilizing the optical fiber infrastructure of OptiCast Inc. ("OptiCast"), and which targets primarily Tokyo's 23 wards and condominium blocks in the Osaka area. This led to the expansion of our content distribution business in fiscal 2004. Then, in December 2004, we established an alliance with Energia Communications, Inc., a wholly owned subsidiary of the Chugoku Electric Power Co., Ltd. In January 2005 we acquired stock in the planning company, Information Network Koriyama Inc., for the purpose of studying the establishment of an urban CATV business in the city of Koriyama, Fukushima Prefecture. We purchased stock in Cable Television Adachi Corporation in March 2005, as a result of which we are now participating in their management and have expanded our area of operations. At the end of fiscal 2004, the number of HIKARI Perfect TV! households currently receiving service provision had grown to 9,455 units in 116 buildings. In addition, contracts had been signed to provide services to a further 20,406 units in 416 buildings. Of this number, 834 total registrations and 716 individual subscriptions were signed up for multichannel broadcast services.

In January 2005, we announced our Mid-Term Vision for the fiscal years 2005-2010, the pillar supporting our longstanding strategy to become the largest conglomerate in Japan's pay TV market. We aim to offer an array of attractive content that will appeal to a broad range of consumer lifestyles. In order to quickly move toward our goals, we began implementing marketing strategy policies during fiscal 2004 that contributed to increased revenues.

An annual dividend of ¥500 per share was planned to commemorate the Company's listing on the First Section of the Tokyo Stock Exchange. However, considering that profits and our Mid-Term Vision have been steadily progressing according to plan, and in accordance with our commitment to provide stable dividends and to strengthen returns to stakeholders, the Company has decided to offer an ordinary dividend of ¥750 for fiscal 2004.

Factors Affecting Financial Results

Revenues

The Company is engaged in a single business segment providing platform services relating to satellite digital multichannel broadcasting. Revenues are divided into three categories: subscriber-related, transmission-related and other fees and revenues. The following is an analysis of these revenues.


Revenues
Millions of yen
80,000
74,017
60,000
48,608
40,000
20,000
9,768
15,641
0
(Fiscal year)
2000
2001
2002
2003
2004
Subscriber-related revenues
Transmission-related revenues
Other fees and revenues

Subscriber-Related Revenues

Subscriber-related commissions and other fees are the Company's largest sources of revenue, and together represented 65.7% of total revenues for fiscal 2004. Fee revenues are primarily a function of ARPU, the number of individual subscribers and the commission percentage we receive with respect to subscription fees. Our monthly ARPU is calculated as monthly subscription fees billed to individual subscribers plus monthly basic fees, divided by the total number of paying individual subscribers during the monthly billing cycle. The largest component of ARPU is subscription fees, the level of which is determined mainly by the mix of channels and packages selected by subscribers and the subscription prices of channels charged by broadcasters.

ARPU generally determines the commission we receive on subscriber fees. Average subscription fees per subscriber for SKY PerfecTV! and SKY PerfecTV!110 services were ¥3,886, ¥3,715 and ¥3,544 in fiscal 2002, 2003 and 2004, respectively. Subscription fees per subscriber have been declining over the past several fiscal years as a decrease in average channel prices charged by broadcasters has been partially offset by an increase in revenues from programs that are directly procured. The decline in average channel prices charged by broadcasters is likely due to more economically minded channel selection by subscribers.


Number of Subscribers
Thousands
4,000
3,000
2,000
1,000
0
3,823
3,310
(Fiscal year)
2000
2001
2002
2003
2004
Total subscribers
Individual subscribers

There are three categories of subscribers: individual subscribers, institutional subscribers and provisional subscribers registered for two-week trial viewing periods. As of March 31, 2005, there were 3,310 thousand individual subscribers and 513 thousand institutional and provisional subscribers, including 161 thousand individual and 42 thousand institutional and provisional subscribers to SKY PerfecTV!110. Although institutional and provisional subscribers accounted for 13% of total subscribers as of March 31, 2005, they contributed only nominally to total revenues because of the fee structure for institutional contracts and the absence of revenue from provisional subscribers. For each individual subscriber, we collect subscription fees on behalf of broadcasters related to the pay programs chosen by the subscriber. As a platform provider, the Company serves as a link between broadcasters and subscribers, and therefore enters into contracts with subscribers only as an agent on behalf of broadcasters. Before remitting subscription fees we receive from subscribers on the behalf of broadcasters, we deduct a commission as payment for our platform services. Only the commission portion of these payments is recognized as revenue. As a result, ARPU does not represent revenue recorded and retained by the Company per subscriber. In the case of programming owned by the Company and broadcast through the Company's broadcast subsidiary, Pay Per View Japan, Inc. ("PPVJ"), which became a subsidiary of ours in March 2005, 100% of these fees are recorded as subscriber fees and are included in other fees and revenues.

Excluding fees received for pay per view programming, subscription fees are ¥2,990 for a basic type package and range from ¥100 to ¥1,500 per month for certain news, weather and variety channels, and from ¥1,000 to ¥4,000 for premium channels such as various sports channels, movie channels and selected foreign language programming. Both SKY PerfecTV! and SKY PerfecTV!110 offer packages of programs that allow subscribers to view preselected assortments of channels at a price that is less than the cost if such channels were ordered individually. Although subscribers are not required to purchase any packages, packages offer a variety of programs at a lower price and subscribers are free to add additional channels on top of these packages. The Company broadcasts 8 free television channels on SKY PerfecTV!110 (including data broadcasting channels and excluding 6 free promotional channels and the electronic program guide channel), for which we receive a fee from the broadcasters based on the total number of subscribers to our service. The Company does not include revenues from these free channels in ARPU.

Individual subscribers of both SKY PerfecTV! and SKY PerfecTV!110 are also charged a monthly basic fee of ¥390, and a one-time registration fee of ¥2,800 We recognize the entire amount of these fees as revenue when the subscriber signs.

The Company's subscriber growth is influenced by the market penetration of STBs, which is supported by our promotional and advertising campaigns conducted together with STB manufacturers and retailers. Because new subscribers must purchase our STB, the pricing of STBs has been an important factor in attracting new subscribers. The commissions and incentives we pay to STB manufacturers and retailers affect the average price of these STBs. The level of incentives paid is reviewed on a quarterly basis in consideration of the special characteristics of each sales channel. As a result of the subsidies, commissions and incentives we pay to STB manufacturers and retailers, the price of STB is kept as low as ¥10,000 to ¥20,000. In addition, we started rental STB system in cooperation with our subsidiary SPMC from June 1, 2005 for which a subscriber pays ¥300 monthly to use a STB.

The initiation of terrestrial digital broadcasting in December of 2003 resulted in accelerated sales of digital television sets that contain receiver equipment for terrestrial, BS and CS 110-degree digital broadcasts. As a result, we believe this trend will work to accelerate growth in the number of subscribers to SKY PerfecTV!110.

This growth is sustained by offering attractive programming including content acquired by the Company itself, such as soccer, professional baseball, martial arts and live concerts. Cumulative individual subscribers have increased from 3,182 thousand as of March 31, 2004 to 3,310 thousand as of March 31, 2005.

Subscriber-related revenue per subscriber is calculated as a weighted average of monthly commissions from broadcasters for our platform services, including basic monthly fees, plus subscription fees based on directly-procured programs, divided by the total number of paying individual subscribers during the monthly billing period. The Subscriber-related revenue per subscriber was ¥1,469, ¥1,459 and ¥1,413 in fiscal 2002, 2003 and 2004, respectively. The lower decline for Subscriber-related revenue per subscriber is attributable to the contribution made to revenues from major content procured directly by the Company.

ARPU



Yen
5,000
4,000
3,000
2,000
1,000
0
3,544
1,413
(Fiscal year)
2000
2001
2002
2003
2004
Subscription fees per subscriber
Subscriber-related revenues per subscriber

Subscriber-related revenues are affected by customer churn as subscribers cancel their subscriptions. We measure churn on an annualized basis as the number of cancellations during a given period, divided by the average number of subscribers during the period. Our churn rate deteriorated 0.8 percentage points to 9.0% in fiscal 2003 from 8.2% in fiscal 2002. Though the churn rate deteriorated to 9.4% for fiscal 2004, there was some improvement in the fourth quarter owing to start of billing through a satellite e-mail and the renewal of the Club SKY PerfecTV! program guide for subscribers.

Transmission-Related Revenues

The Company provides digitization services on behalf of broadcasters and operates uplink facilities for use by JSAT. Revenues in connection with these digitization and uplink services were ¥9,768 million, or approximately 13.2% of total revenues, in fiscal 2004.

Fixed monthly fees are received for each channel broadcast under the digitization agreements with broadcasters. Under our uplink agreements with JSAT, we receive a fee based on a percentage of the transponder service payments made by broadcasters to JSAT.

Other Fees and Revenues

Other fees and revenues include revenues from programs the Company procures directly and broadcasts through PPVJ, and sub-licensing fees received in connection with broadcasts by other terrestrial and pay television broadcasters, which have been directly procured. Such revenues have been related mainly to sports programs such as the Serie A, Premiere League and UEFA Champions League matches. Since August 2002, proceeds from a new service, SKY Perfect BB, have been included in other fees and revenues. SKY Perfect BB distributes content using broadband formats such as ADSL. Other fees and revenues also include the following sources of revenues: agency commissions generated by the inclusion of promotional inserts in monthly subscriber bills; advertising on our electronic program guide channel; leasing studio production space to broadcasters; and revenues from businesses such as our SKY PerfecTV! Communications Services.

Expenses

Operating expenses consist of cost of services, sales promotion and marketing expenses, general and administrative expenses, and depreciation and amortization expenses.



Operating Expenses
Millions of yen
100,000
80,000
60,000
40,000
20,000
0
70,741
44,008
16,015
10,718
(Fiscal year)
2000
2001
2002
2003
2004
Cost of services
Sales promotion and marketing expenses
General and administrative expenses, depreciation and amortization expenses

Cost of Services

Cost of services consists mainly of costs associated with the operation of subscriber management services, digitization, uplink and related transmission expenses; in addition to programming costs, including outsourcing fees related to the provision of these services.

Subscriber management expenses include the operating costs of our customer services, which are operated by a consolidated subsidiary, Data Network Center Corporation ("DNCC"), and the cost of IC cards, which are installed in SKY PerfecTV! STBs. Customer service costs are outsourcing expenses primarily related to the operation of our subscriber management system, invoicing expenses, etc. These costs generally vary with the number of subscribers, the number of channels on our platform, the frequency with which subscribers change their program selections and the rate of churn.

Transmission-related expenses, including costs related to the operation and maintenance of facilities for digitization, uplink and related services, correlate closely with transmission-related revenues and are primarily a factor of the number of channels on the platform. Also included in transmission-related expenses are communication expenses, including payments to

JSAT in connection with the use of transponders to broadcast our promotional channel and electronic program guide.

Programming costs primarily relate to the direct acquisition of content for distribution to subscribers, such as Serie A, Premiere League and UEFA Champions League broadcasts. As we expand the scale of our content acquisition, these costs will increase. Programming costs also include costs associated with broadcasts of free programs on our promotional channel and its electronic program guide.

Sales Promotion and Marketing Expenses

The largest component of sales promotion and marketing expenses are usually subscriber acquisition costs. Subscriber acquisition costs are comprised of subsidies paid to STB manufacturers, commissions and incentives paid to STB retailers, and costs associated with advertising, in-store displays, direct mailings and other promotional campaigns to encourage potential customers to become SKY PerfecTV! subscribers. In fiscal 2002, 2003 and 2004, our SAC per subscriber was approximately ¥30,677, ¥30,505 and ¥34,680, 48.5% of which was production and sales incentives paid to STB manufacturers and retailers.



SAC
Yen
40,000
30,000
20,000
10,000
0
34,680
12,756
5,116
16,808
(Fiscal year)
2000
2001
2002
2003
2004
Advertising expenses
Promotional expenses
Sales incentives

The amount of sales incentives paid to STB manufacturers or retailers is determined by the number of new subscriptions. SAC is recovered over time as we generate monthly commission revenue based on subscription fees from subscribers. However, all such costs are expensed in the year incurred, with no portion being deferred. We are currently seeking to improve the efficiency of our investment in subscriber acquisition by flexibly responding to the competitive environment, STB price trends and brand recognition. We advertise through terrestrial television, radio and other media. In fiscal 2004, advertising costs included in sales promotion and marketing expenses were ¥5,559 million, representing 34.7% of sales promotion and marketing expenses. Sales promotion and marketing expenses also include compensation expenses for personnel engaged in sales and promotion activities. (From fiscal 2002, we began to manage expenditures by setting an internal ceiling for total marketing costs, including sales incentives, promotional expenses, advertising expenses and the difference between income and the cost of our own content.)

General and Administrative Expenses

The major components of general and administrative expenses are personnel expenses (including wages, bonuses and benefits, and employee retirement benefits), provision for doubtful accounts and rent expense.

Depreciation and Amortization Expenses

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the related assets. Property acquired under capital leases is amortized using the straight-line method over the lease term. A large portion of our depreciation and amortization expenses are related to property and equipment acquired under capital leases, mainly broadcasting systems and related equipment.

Comparison of Fiscal 2004 with Fiscal 2003

Revenues

Revenues in fiscal 2004 increased by ¥1,542 million, or 2.1%, to ¥74,017 million from ¥72,475 million in fiscal 2003, reflecting the 4.0% increase in individual subscribers from 3,182 thousand to 3,310 thousand during the same period, including both SKY PerfecTV! and SKY PerfecTV!110.

The increase in subscribers and revenue was supported by aggressive advertising campaigns and other efforts to expand the number of new subscribers, and measures to improve the level of customer satisfaction, such as investment in popular contents and strengthening program lineup. Advertising campaigns included television commercials featuring Japan's most popular professional baseball players to promote our Camp Channel, which offers information on events at Japanese professional baseball spring training camps for a limited period at no charge to subscribers. The Camp Channel was established to attract new subscribers, and to prevent baseball fans from canceling during the off-season. Other sales promotion activities included the SKY PerfecTV! and Set campaign, which offered a ¥5,000 cash rebate to customers who purchased a television or DVD recorder together with their STBs at the time of subscribing, and the SKY PerfecTV! installation support campaign, which offered free antenna installation to customers who purchased a STB at the time of subscribing.

Although the number of new subscribers was virtually unchanged from the previous fiscal year, the number of total subscribers increased as a result of the efforts described above. As a result, subscriber-related revenues increased by ¥1,259 million, or 2.7%, to ¥48,608 million.

Transmission-related revenues were up ¥839 million, or 9.4%, to ¥9,768 million. This was primarily due to our March 1, 2004 merger with Plat One Corp., Ltd. ("Plat One") and to the increased number of channels available to SKY PerfecTV!110.

Other fees and revenues were ¥15,641 million, representing a decline from fiscal 2003 of ¥556 million, or 3.4%. This was chiefly the result of the decrease of revenues from our own programming due to the slowdown of soccer set subscribers in the off-year between two world cups.

Expenses

Operating expenses climbed ¥2,655 million, or 3.9%, compared with fiscal 2003 to ¥70,741 million, reflecting a rise in expenses related to service expansion at OptiCast and other cost increases. Cost of services rose ¥916 million, or 2.1% year on year due primarily to the increase of channels and subscriber management cost after the merger with Plat One.

Sales promotion and marketing expenses increased by ¥1,595 million. In the fiscal year under review, the Company actively implemented various marketing strategies and campaigns in an effort to increase subscribers, resulting in a rise in marketing costs.

Consistent mainly with efforts to expand services at OptiCast, general and administrative expenses increased ¥983 million, or 24.5%, compared with fiscal 2003, to ¥4,995 million.

Depreciation and amortization expenses were ¥5,723 million, a decrease of ¥839 million, or 12.8% compared with fiscal 2003. This was attributed to the decrease of depreciation expenses for broadcasting facilities.

Accounting for these factors, operating income in fiscal 2004 was ¥3,276 million, a decline of ¥1,113 million, or 25.4%, compared with the previous consolidated fiscal year.

Other income (expenses)—net in fiscal 2004 were 477 million. The Company benefited from efficient management of surplus funds and investing activities. Interest income totaled ¥971 million while interest expenses were ¥358 million and realized losses on derivatives-net were ¥221 million.

Net income before income taxes in fiscal 2004 was ¥3,753 million, a decrease of ¥336 million from the previous year. Increased costs relating to the expansion of FTTH services and the increase of sales promotion and marketing costs, particularly those toward the fiscal year end, were major factors for the decrease.

For fiscal 2004, net income fell ¥336 million, or 8.2% year on year to ¥3,753 million.


Net Income (loss)
Millions of yen
5,000
3,753
0
-5,000
-10,000
-15,000
-20,000
(Fiscal year)
2000 2001 2002 2003 2004

Comparison of Fiscal 2003 with Fiscal 2002

Revenues

Revenues in fiscal 2003 increased by ¥2,101 million, or 3.0%, to ¥72,475 million from ¥70,374 million in fiscal 2002, reflecting the 6.4% increase in individual subscribers from 2,990 thousand to 3,182 thousand during the same period, including both SKY PerfecTV! and SKY PerfecTV!110, and the increase in revenues from our own soccer-related content. The net addition of individual subscribers declined slightly by 188 thousand in fiscal 2003.

Subscriber-related revenues, our largest source of revenue, increased by ¥680 million, or 1.5%, to ¥47,349 million in fiscal 2003, from ¥46,669 million in fiscal 2002.

Transmission-related revenues increased by ¥975 million, or 12.3%, to ¥8,929 million in fiscal 2003, from ¥7,954 million in fiscal 2002. This mainly reflects the addition of channels through the introduction of SKY PerfecTV!110 in July 2002.

Other fees and revenues increased by ¥446 million, or 2.8%, to ¥16,197 million in fiscal 2003, from ¥15,751 million in fiscal 2002, reflecting growth in major content-related revenues.

Expenses

The cost of services increased by ¥3,747 million, or 9.5%, to ¥43,092 million in fiscal 2003, from ¥39,345 million in fiscal 2002. This reflected an increased acquisitions of own contents including UEFA Champions League, and increased other operating costs such as program production costs.

Sales promotion and marketing expenses decreased by ¥20,689 million, or 58.9%, to ¥14,420 million in fiscal 2003, from ¥35,109 million in fiscal 2002. This decrease was caused by the absence of significant World Cup-related costs including amortization of broadcasting rights in the previous year.

General and administrative expenses decreased by ¥2,278 million, or 36.2%, to ¥4,012 million in fiscal 2003, from ¥6,290 million in fiscal 2002. The decline was attributable to the absence of a ¥612 million impairment loss recognized on goodwill of Samurai TV Inc. ("SAMURAI") in the previous fiscal year, platform operating fees paid in the previous fiscal year, and sundry expenses related to the World Cup the previous fiscal year.

Depreciation and amortization expenses increased by ¥338 million, or 5.4%, to ¥6,562 million in fiscal 2003, from ¥6,224 million in fiscal 2002. The operating income in fiscal 2003 was ¥4,389 million, versus an operating loss of ¥16,594 million in fiscal 2002, and represented the first time we have recorded a profit since our establishment.

Other expenses—net in fiscal 2003 increased by ¥18 million, or 6.4%, to ¥300 million from ¥282 million in fiscal 2002. Interest income increased by ¥295 million, or 116.6%, to ¥548 million, from ¥253 million in fiscal 2002. Other factors include declined interest expenses, increased foreign currency transaction gains, increased realized losses on derivatives, decreased expenses in minority interests in consolidated subsidiaries and decreased equity in net income of an affiliated company.

Income before income taxes in fiscal 2003 improved by ¥20,965 million, as we recorded our first profit of ¥4,089 million, compared to a pre-tax loss of ¥16,876 million in the previous fiscal year. Growth in revenues, particularly transmission-related revenues, and significantly lower costs, particularly sales promotion and marketing expenses, were the major factors behind the sharp earnings recovery.

Net income was ¥4,089 million, again representing a substantial improvement of ¥20,965 million from the previous fiscal year, and the first profit recorded since our establishment.

Liquidity and Capital Resources

Our principle needs for cash are associated with the financing of working capital requirements, particularly costs associated with subscriber acquisition, the operation and management of our subscriber management system and its broadcasting system. We will also need to finance the purchase of broadcasting rights as we expand the acquisition of content.

We enter into contracts to purchase broadcasting rights to certain programs, which obligate us to make future payments. As of March 31, 2005, commitments on these contracts, of which some are subject to reductions depending on certain conditions, amounted to ¥9,409 million through 2008. Our principle current commitments relate to UEFA Champions League and MLB.

Our primary source of funds for capital requirements has been financing activities. As of March 31, 2005, we had approximately ¥32,239 million of cash and cash equivalents.

In fiscal 2004, there was a net inflow of cash from operating activities of ¥7,262 million, down from ¥11,907 million the previous fiscal year. This was due primarily to the fall in profit before income taxes of ¥3,753 million, a drop of 336 million from the previous fiscal year.

In fiscal 2004, cash flow used in investing activities was ¥7,089 million versus a cash inflow of ¥1,600 million in the previous fiscal year. The net cash outflow was caused primarily by expenditures of ¥7,783 million for upgrading encoders and other transmission equipment and for FTTH business-related investment.

In fiscal 2004, net cash used in financing activities was ¥13,875 million, a decrease of ¥8,207 million in the previous fiscal year. This was mainly due to the purchase of ¥9,318 worth of treasury stock and the dividend payouts of ¥1,134 million.

Owing primarily to the negative figures for cash flow from investing and financing activities, the balance of cash and cash equivalents outstanding at the end of fiscal 2004 decreased by ¥13,702 million to ¥32,239 million, compared to ¥45,941 million in fiscal 2003.



Total Assets, Total Shareholders' Equity
Millions of yen
160,000
120,000
80,000
40,000
0
131,383
88,844
(Fiscal year)
2000
2001
2002
2003
2004
Total assets
Total shareholders' equity



Cash and Cash Equivalents
Millions of yen
120,000
90,000
60,000
30,000
0
32,239
(Fiscal year)
2000
2001
2002
2003
2004

Consolidated Balance Sheets

March 31, 2004 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	**2005**	**2005**
ASSETS			
Current assets:			
Cash and cash equivalents (Note 4)	¥ 45,941	**¥ 32,239**	**$ 300,681**
Time deposits	5	**5**	**47**
Short-term investments (Note 4)	21,018	**20,007**	**186,598**
Accounts receivable (Notes 5 and 17):			
Trade	6,994	**7,610**	**70,975**
Other	2,239	**1,947**	**18,159**
Allowance for doubtful receivables (Note 3)	(312)	**(256)**	**(2,388)**
Broadcasting rights (Note 19)	3,242	**3,529**	**32,914**
Other current assets (Notes 8, 10 and 17)	3,229	**3,619**	**33,753**
Total current assets	82,356	**68,700**	**640,739**
Investments:			
Investments in affiliated companies (Note 5)	417	**12**	**112**
Other investments (Note 4)	31,538	**29,966**	**279,481**
Total investments	31,955	**29,978**	**279,593**
Property and equipment, net (Notes 6, 7 and 17)	20,810	**25,742**	**240,086**
Other assets (Notes 8, 10 and 11)	2,209	**6,963**	**64,941**
Total	¥137,330	**¥131,383**	**$1,225,359**

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	**2005**	**2005**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short term borrowings and current portion of long-term debt (Note 9)	–	**¥ 225**	**$ 2,098**
Lease obligations—current portion (Note 7)	¥ 3,828	**2,461**	**22,953**
Accounts payable (Note 17)	1,749	**1,066**	**9,942**
Accrued expenses (Notes 5 and 17):			
Commissions	1,351	**1,436**	**13,393**
Other	8,196	**8,376**	**78,120**
Subscription fees received	12,650	**12,364**	**115,315**
Other current liabilities (Note 17)	1,779	**2,284**	**21,302**
Total current liabilities	29,553	**28,212**	**263,123**
Long-term liabilities:			
Long-term debt (Note 9)	5	**1,129**	**10,530**
Lease obligations (Note 7)	7,247	**6,092**	**56,818**
Long-term payables	1,201	**786**	**7,331**
Liability for severance payments (Note 11)	443	**586**	**5,465**
Other liabilities (Note 10)	1,341	**2,919**	**27,224**
Total long-term liabilities	10,237	**11,512**	**107,368**
Minority interests	2,186	**2,815**	**26,254**
Commitments and contingent liabilities (Note 19)			
Shareholders' equity (Notes 12, 13 and 14):			
Common stock	50,014	**50,037**	**466,676**
authorized—3,200,000 shares			
issued,			
2004—2,267,608 shares			
2005—2,268,509 shares			
Capital surplus	43,976	**43,999**	**410,362**
Retained earnings since April 1, 2003	2,038	**4,657**	**43,434**
Unrealized losses on securities	(526)	**(546)**	**(5,093)**
Unrealized gains (losses) on derivatives	(148)	**15**	**140**
Total accumulated other comprehensive loss	(674)	**(531)**	**(4,953)**
Treasury stock, at cost, 105,372 shares at March 31, 2005	–	**(9,318)**	**(86,905)**
Total shareholders' equity	95,354	**88,844**	**828,614**
Total	¥137,330	**¥131,383**	**$1,225,359**

Consolidated Statements of Operations

For the years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	**2005**	**2005**
Revenues (Notes 5 and 17)	¥ 70,374	¥ 72,475	**¥ 74,017**	**$690,328**
Operating expenses:				
Cost of services (Notes 5 and 17)	39,345	43,092	**44,008**	**410,446**
Sales promotion and marketing expenses (Notes 17 and 18)	35,109	14,420	**16,015**	**149,366**
General and administrative expenses (Note 18)	6,290	4,012	**4,995**	**46,586**
Depreciation and amortization expenses (Notes 6 and 7)	6,224	6,562	**5,723**	**53,376**
Total operating expenses	86,968	68,086	**70,741**	**659,774**
Operating income (loss)	(16,594)	4,389	**3,276**	**30,554**
Other income (expenses):				
Interest income	253	548	**971**	**9,056**
Interest expenses	(583)	(463)	**(358)**	**(3,339)**
Other—net (Note 15)	48	(385)	**(136)**	**(1,268)**
Other income (expenses)—net	(282)	(300)	**477**	**4,449**
Net income (loss)	¥ (16,876)	¥ 4,089	**¥ 3,753**	**$ 35,003**

	Yen			U.S. Dollars
	2003	2004	**2005**	**2005**
Per share of common stock (Note 16):				
Net income (loss) per share—basic	¥ (7,542.98)	¥ 1,825.39	**¥ 1,656.50**	**$ 15.45**
—diluted	(7,542.98)	1,823.59	**1,655.22**	**15.44**

	2003	2004	**2005**
Average number of shares outstanding (Note 16):			
Basic	2,237,312	2,240,073	**2,265,614**
Diluted	2,237,312	2,242,283	**2,267,371**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended March 31, 2003, 2004 and 2005

	Millions of Yen					
	Common Stock (Note 12)	Capital Surplus (Notes 12 and 13)	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) (Note 12)	Treasury Stock (Note 12)	Total
Balance at April 1, 2002	¥139,460	¥ 73,846	¥(108,206)	–	–	¥105,100
Exercise of warrants	2	2	–	–	–	4
Stock-based compensation	–	109	–	–	–	109
Comprehensive income:						
Net loss	–	–	(16,876)	–	–	(16,876)
Other comprehensive income (loss), net of tax:						
Unrealized gains on securities	–	–	–	¥ 140	–	140
Unrealized losses on derivatives	–	–	–	(18)	–	(18)
Total comprehensive loss	–	–	–	–	–	(16,754)
Balance at March 31, 2003	139,462	73,957	(125,082)	122	–	88,459
Exercise of warrants	14	14	–	–	–	28
Stock-based compensation	–	20	–	–	–	20
Transfer to capital surplus	(27,209)	27,209	–	–	–	–
Reclassification of deficit	(62,253)	(60,778)	123,031	–	–	–
Issuance of common stock for acquisition of Plat One (Note 2)	–	3,554	–	–	–	3,554
Comprehensive income:						
Net income	–	–	4,089	–	–	4,089
Other comprehensive loss, net of tax:						
Unrealized losses on securities	–	–	–	(666)	–	(666)
Unrealized losses on derivatives	–	–	–	(130)	–	(130)
Total comprehensive income	–	–	–	–	–	3,293
Balance at March 31, 2004	50,014	43,976	2,038	(674)	–	95,354
Exercise of warrants	23	23	–	–	–	46
Comprehensive income:						
Net income	–	–	3,753	–	–	3,753
Other comprehensive income (loss), net of tax:						
Unrealized losses on securities	–	–	–	(20)	–	(20)
Unrealized gains on derivatives	–	–	–	163	–	163
Total comprehensive income	–	–	–	–	–	3,896
Payment of cash dividends, ¥500 per share	–	–	(1,134)	–	–	(1,134)
Purchase of treasury stock	–	–	–	–	¥(9,318)	(9,318)
Balance at March 31, 2005	**¥ 50,037**	**¥ 43,999**	**¥ 4,657**	**¥(531)**	**¥(9,318)**	**¥ 88,844**

	Thousands of U.S.Dollars (Note 1)					
	Common Stock (Note 12)	Capital Surplus (Notes 12 and 13)	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) (Note 12)	Treasury Stock (Note 12)	Total
Balance at March 31, 2004	$466,461	$410,147	$ 19,008	$(6,286)	–	$889,330
Exercise of warrants	215	215	–	–	–	430
Comprehensive income:						
Net income	–	–	35,003	–	–	35,003
Other comprehensive income (loss), net of tax:						
Unrealized losses on securities	–	–	–	(187)	–	(187)
Unrealized gains on derivatives	–	–	–	1,520	–	1,520
Total comprehensive income	–	–	–	–		36,336
Cash dividends, $4.66 per share	–	–	(10,577)	–	–	(10,577)
Purchase of treasury stock	–	–	–	–	$(86,905)	(86,905)
Balance at March 31, 2005	**$466,676**	**$410,362**	**$ 43,434**	**$(4,953)**	**$(86,905)**	**$828,614**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	**2005**	**2005**
Operating activities:				
Net income (loss)	¥(16,876)	¥ 4,089	**¥ 3,753**	**$ 35,003**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	6,224	6,562	**5,723**	**53,376**
Impairment loss	612	–	**–**	**–**
Provision for doubtful accounts	287	229	**171**	**1,595**
Loss on property and equipment—net	136	103	**65**	**606**
Other	10	625	**359**	**3,348**
Changes in assets and liabilities:				
Accounts receivable	(1,148)	1,144	**592**	**5,521**
Broadcasting rights	(337)	(1,089)	**(209)**	**(1,949)**
Other current assets	10,237	(554)	**(1,053)**	**(9,821)**
Long-term advance payment for broadcasting rights	(349)	–	**–**	**–**
Other assets	(103)	(714)	**(1,124)**	**(10,483)**
Accounts payable	226	(249)	**(1,339)**	**(12,487)**
Accrued expenses	(3,849)	725	**175**	**1,632**
Subscription fees received	995	223	**(286)**	**(2,667)**
Other current liabilities	454	642	**(285)**	**(2,658)**
Other liabilities	157	171	**720**	**6,715**
Net cash provided by (used in) operating activities	(3,324)	11,907	**7,262**	**67,730**
Investing activities:				
Purchases of property and equipment	(8,126)	(3,105)	**(8,152)**	**(76,031)**
Proceeds from sales of property and equipment	5,615	322	**152**	**1,418**
Investment in affiliated companies	–	–	**(92)**	**(858)**
Purchases of short-term investments	(21,077)	(14,886)	**(14,462)**	**(134,882)**
Proceeds from redemption of short-term investments	12,136	23,036	**29,324**	**273,494**
Purchases of other investments	(27,356)	(13,528)	**(17,659)**	**(164,699)**
Acquisition of subsidiary, net of cash and cash equivalent of ¥796	–	–	**(2,712)**	**(25,294)**
Proceeds from sales and redemption of other investments	1,085	3,199	**6,404**	**59,728**
Refund of time deposits	48,354	5,020	**3,000**	**27,980**
Payments for time deposits	(20,000)	–	**(4,000)**	**(37,306)**
Purchase of a currency swap asset	(2,212)	–	**–**	**–**
Other	(247)	1,542	**1,108**	**10,334**
Net cash provided by (used in) investing activities	(11,828)	1,600	**(7,089)**	**(66,116)**
Financing activities:				
Proceeds from issuance of common stock, net of stock issuance cost	3	29	**46**	**430**
Dividends paid	–	–	**(1,134)**	**(10,577)**
Purchase of treasury stock	–	–	**(9,318)**	**(86,905)**
Payments of long-term payables	(665)	(2,111)	**(515)**	**(4,803)**
Payments of lease obligations under capital lease	(3,779)	(3,586)	**(2,959)**	**(27,598)**
Other	–	–	**5**	**46**
Net cash used in financing activities	(4,441)	(5,668)	**(13,875)**	**(129,407)**
Effect of exchange rate changes on cash and cash equivalents	(107)	(1)	**–**	**–**
Net increase (decrease) in cash and cash equivalents	(19,700)	7,838	**(13,702)**	**(127,793)**
Cash and cash equivalents at beginning of year	57,803	38,103	**45,941**	**428,474**
Cash and cash equivalents at end of year	¥ 38,103	¥ 45,941	**¥ 32,239**	**$ 300,681**
Supplemental information:				
Cash paid during the year for:				
Interest	¥ 583	¥ 463	**¥ 358**	**$ 3,339**
Acquisitions of assets by entering into capital leases	7,493	289	**495**	**4,617**
Acquisition of a business by exchange of shares (Note 2)				
Fair value of assets acquired	–	7,354	**–**	**–**
Fair value of liabilities assumed	–	3,800	**–**	**–**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

(1) BASIS OF PRESENTATION

Basis of financial statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which SKY Perfect Communications Inc. (the "Company") is incorporated and operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2005 of ¥107.22= US$1 solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account of the Company and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan. The principal adjustments include those relating to (1) accounting for leases, (2) accounting for derivative instruments and hedging activities, and (3) business combinations, including valuation of goodwill.

Nature of operations

The Company was founded in November 1994 (originally as DMC Planning Inc.) and started its operation in 1996. The Company provides platform service to broadcasters and subscribers in Japan as SKY PerfecTV! with regard to satellite digital multichannel broadcasting service using satellites mainly operated by JSAT Corporation ("JSAT").

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures) are accounted for by the equity method of accounting. The excess of the cost of the investment in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition is tested at least annually for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets".

Intercompany balances and transactions are eliminated in consolidation.

Revenue recognition

The Companies' platform service for subscriber management operations relates to the Companies' service for invoicing and collecting fees, such as subscription fees and registration fees, from the subscribers on behalf of broadcasters. The Companies' commission revenue from this service is recorded during the period in which the monthly invoicing and collection service are performed.

The Companies' service also includes transmission of programs to the satellites operated by JSAT. Revenue from such service is recognized as service is rendered.

The Companies' revenue includes fees from programs procured directly by the Companies and broadcast through affiliates, sub-license fees and royalty payments. Revenue is recorded when the programs are broadcasted.

Sales promotion and marketing expenses

Sales promotion and marketing expenses, including subsidies to STB manufacturers, commissions and incentives to STB retailers, promotion costs and advertising costs, are charged to expense as incurred.

Segment information

The management measures the Companies' business as a single segment which provides platform service relating to satellite digital multichannel broadcasting. The Companies operate their business only in Japan and their long-lived assets are located in Japan. The information about major customers for the years ended March 31, 2003, 2004 and 2005 is described in Note 5.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks including short-term time deposits, and short-term investments, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

Short-term investments and other investments

Short-term investments are debt securities with maturities within one year. Other investments are investments in non-traded and unaffiliated companies and debt securities with maturities of over one year.

The Company classifies its debt securities as held-to-maturity securities and available-for-sale securities. Held-to-maturity securities are recorded at amortized cost. Available-for-sales securities are carried at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income. Investments in nontraded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee.

The cost of securities sold is determined based on the moving average-cost method.

Allowance for doubtful receivables

An allowance for doubtful receivables is estimated based on the Companies' past credit loss experience and an evaluation of potential losses in receivables outstanding.

Broadcasting rights

The Companies purchase rights relating to broadcasting of programs which are capitalized and amortized based on the number of showings.

Depreciation and amortization

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed principally using the straight-line method over the estimated useful lives of related assets. Property under capital leases is amortized using the straight-line method over the lease terms. Computer software is recorded at cost less accumulated amortization and is amortized on a straight-line method over the estimated useful lives.

Estimated useful lives for property, equipment and computer software are as follows:

Leasehold improvements	3 to 18 Years
Machinery and equipment	2 to 9 Years
Furniture, fixtures and others	3 to 20 Years
Computer software	2 to 5 Years

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

Long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment based on undiscounted future cash flow whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on discounted value of cash flows.

Goodwill

Goodwill is the excess of the acquisition cost of business over the fair value of the identifiable net assets acquired. Goodwill with indefinite lives are not amortized, but instead tested for impairment at least annually in accordance with SFAS No.142.

The Company adopted the provisions of SFAS No.142, on April1, 2002 in its entirety with the exception of the immediate adoption of the provision related to goodwill acquired after June 30, 2001. In accordance with the statement, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001 has not been amortized since the acquisition.

Income taxes

The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

Severance indemnities plans

The Companies have unfunded severance indemnities plan covering substantially all employees, other than employees seconded from the shareholders and directors. The costs of the severance indemnities plan are accrued based on amounts determined using actuarial methods.

Stock-based compensation

As allowed under the provisions of SFAS No.123, "Accounting for Stock- Based Compensation", the Company has elected to follow Accounting Principles Board Opinion ("APB") No.25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based compensation plans. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price and is expensed over the vesting period.

Derivative Financial Instruments

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value.

In accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133" and SFAS No.149,"Amendment of Statement 133 on Derivative Instruments and Hedging Activities", the derivative financial instruments held by the Company are classified and accounted as below.

Cash flow hedges—

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions and firm commitments are initially recorded in other comprehensive income and reclassified into earnings when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion, if any are recognized in current period earnings.

Derivatives not designated as hedges—
Changes in the fair value of derivatives that are not designated as hedges under SFAS No.133 are recognized in current period earnings.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking hedging activities. The Company also assesses, both at the inception of the hedge and periodically on an on-going basis, whether the derivatives that are designated as cash flow hedges are highly effective in offsetting changes in cash flows of hedged items. When it is determined that derivatives are not highly effective as hedges, the Company discontinues hedge accounting.

Foreign currency transactions
Foreign currency assets and liabilities are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Basic and diluted net income (loss) per share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of such common stock.

In calculating diluted net loss per share, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are not included in diluted net loss per share for the year ended March 31, 2003 because such shares would be antidilutive.

(3) NEW ACCOUNTING STANDARDS
In March 2004, the Emerging Issues Task Force reached another consensus on Issue 03-01 which presents the guidance for the assessment of other-than-temporary impairment. The guidance should be used to determine whether the impairment of an investment is other-than-temporary and provides 3 steps for assessment. The guidance is applicable for investments in debt and equity securities that are within the scope of SFAS No.115, and cost method equity investments. The investor should make an evidenced-based judgment about a market price recovery of an investment by considering the severity (extent to which fair value is below cost) and the duration (period of time that a security has been impaired) of the impairment in relation to the forecasted market price recovery. An other-than-temporary impairment should be recognized in earnings in an amount equal to the difference between the investments's adjusted cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. The guidance is required to be applied for fiscal years beginning after June 15, 2004. The adoption of the guidance will not have a material impact on the consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No.153, "Exchange of Nonmonetary Assets—an amendment of APB Opinion No.29". SFAS No.153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmontary Transactions," and replaced it with an exception for exchanges that do not have commercial substance. SFAS No.153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for fiscal years beginning after June 15, 2005. The Company is in the process of determining the impact, if any, the adoption of SFAS No.153 will have on the consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No.123R. SFAS123R is a revision of SFAS No.123, and supersedes APB No. 25 and its related implementation guidance. SFAS No.123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award. This statement is effective for fiscal years beginning after June 15, 2005. The Company is in the process of determining the impact, if any, the adoption of SFAS No.123R will have on the consolidated financial position or results of operations.

(4) RECLASSIFICATION
Certain prior period amounts have been reclassified to conform to the current presentation.

2. Business Acquisition

On January 9, 2004, the Company signed the merger agreement with Plat One Corp., Ltd. ("Plat One"), which was a CS 110 digital platform service provider. Under the agreement, Plat One shareholders received 0.165 shares of the Company's common stock for each share of Plat One stock. The Company and Plat One obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio.

On March 1, 2004, the Company merged with Plat One, and issued 29,700 shares of common stock, in the amount of ¥3,554 million based on the quoted market price over a reasonable period of time before and after the terms of the acquisition were agreed and announced.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Millions of Yen
Current assets	¥4,089
Investments	68
Property and equipment	1,397
Other assets	1,800
Total assets acquired	7,354
Current liabilities	1,354
Long-term liabilities	2,446
Total liabilities assumed	3,800
Net asset acquired	¥3,554

The merger was accounted for using the purchase method.

On a pro forma basis, revenue, net income and the per share information of the Companies with the assumed date of acquisition of April 1, 2002 and 2003, would not differ materially from the amounts reported in the accompanying consolidated financial statements for the years ended March 31, 2003 and 2004.

Please see Note 5 in accordance with acquisition of the new affiliated companies.

3. Allowance for Doubtful Receivables

Changes in the allowance for doubtful receivables for the years ended March 31, 2003, 2004 and 2005, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Balance at beginning of year	¥ 414	¥ 382	**¥ 312**	**$ 2,910**
Provision for doubtful accounts	287	229	**185**	**1,726**
Increase in allowance related to purchase of subsidiaries	—	—	**6**	**56**
Charge offs	(319)	(299)	**(247)**	**(2,304)**
Balance at end of year	¥ 382	¥ 312	**¥ 256**	**$ 2,388**

4. Investments in Securities

The cost, gross unrealized gains, gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, which include cash and cash equivalents, short-term investments and other investments at March 31, 2004 and 2005 were as follows:

	Millions of Yen			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
2004				
Available-for-sale:				
Debt securities	¥56,493	¥293	¥ 817	¥55,969
Total	¥56,493	¥293	¥ 817	¥55,969
2005				
Available-for-sale:				
Debt securities	**¥46,541**	**¥ 27**	**¥1,261**	**¥45,307**
Equity securities	**200**	**688**	**—**	**888**
Total	**46,741**	**715**	**1,261**	**46,195**
Held-to-maturity:				
Debt securities	**12,602**	**17**	**55**	**12,564**
Total	**¥59,343**	**¥732**	**¥1,316**	**¥58,759**

	Thousands of U.S. Dollars			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
2005				
Available-for-sale:				
Debt securities	**$434,070**	**$ 252**	**$11,761**	**$422,561**
Equity securities	**1,865**	**6,417**	**—**	**8,282**
Total	**435,935**	**6,669**	**11,761**	**430,843**
Held-to-maturity:				
Debt securities	**117,534**	**159**	**513**	**117,180**
Total	**$553,469**	**$6,828**	**$12,274**	**$548,023**

The carrying amounts of available-for-sale securities (commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥5,011 million and ¥11,010 million ($102,686 thousand) at March 31, 2004 and 2005, respectively.

The gross unrealized losses and fair value of investments in securities, and the length of time that individual investments in securities have been in a continuous unrealized loss position, at March 31, 2004 and 2005 were as follows:

	Millions of Yen					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2004						
Available-for-sale:						
Debt securities	¥11,956	¥817	–	–	¥11,956	¥ 817
Total	¥11,956	¥817	–	–	¥11,956	¥ 817
2005						
Available-for-sale:						
Debt securities	**–**	**–**	**¥9,512**	**¥1,261**	**¥ 9,512**	**¥1,261**
Held-to-maturity:						
Debt securities	**¥ 6,023**	**¥ 55**	**–**	**–**	**6,023**	**55**
Total	**¥ 6,023**	**¥ 55**	**¥9,512**	**¥1,261**	**¥15,535**	**¥1,316**

	Thousands of U.S. Dollars					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2005						
Available-for-sale:						
Debt securities	**–**	**–**	**$88,715**	**$11,761**	**$ 88,715**	**$11,761**
Held-to-maturity:						
Debt securities	**$56,174**	**$513**	**–**	**–**	**56,174**	**513**
Total	**$56,174**	**$513**	**$88,715**	**$11,761**	**$144,889**	**$17,774**

The Company's portfolio of debt securities which are in unrealized loss positions consist of 8 and 14 debt instruments at March 31, 2004 and 2005, respectively. The unrealized losses were mainly the result of interest rate increases. Since the Company has the ability to hold these investments until a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired.

The aggregate cost of the Company's cost method investments totaled ¥1,079 million ($10,063 thousand) at March 31, 2005. The Company has not identified any events or changes in circumstances that would suggest an impairment in value of its cost method investments.

Contractual maturities of debt securities as of March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Available-for-sale:		
Within one year	¥29,009	$270,556
After one year through five years	4,000	37,306
After five years	12,298	114,699
Total	¥45,307	$422,561
Held-to-maturity:		
Within one year	¥ 2,008	$ 18,728
After one year through five years	3,574	33,333
After five years	7,020	65,473
Total	¥12,602	$117,534

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Proceeds from sales	¥1,079	¥2,199	**¥17,237**	**$160,763**
Gross realized gains	79	199	**355**	**3,311**
Gross realized losses	–	–	**183**	**1,707**

5. Investments in and Transactions with Affiliated Companies

In March 2005, the Company's ownership interest in Pay Per View Japan, Inc. ("PPVJ"), a broadcaster operating under the pay per view billing system for programs purchased for viewing, was increased from 20% to 65% by additional purchase. As a result, PPVJ become a majority-owned subsidiary of the Company and is included in the Company's consolidation.

Prior to the acquisition, the Company had revenue transactions with PPVJ for the years ended March 31, 2003, 2004 and 2005 amounting to ¥10,077 million, ¥11,753 million and ¥11,773 ($109,802 thousand), respectively. Such revenue includes subscription fees for the programs the Company directly procured and broadcasted through PPVJ as an agent amounting to ¥7,030 million, ¥8,852 million and ¥7,000 million ($65,286 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Cost of services amounted to ¥320 million, ¥782 million and ¥911million ($8,497 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. The balances as a result of these transactions at March 31, 2004 were ¥1,369 million of accounts receivable and ¥99 million of accrued expenses, respectively. Revenues from PPVJ for fiscal 2002, 2003 and 2004 accounted for 10% or more of the Companies' revenues.

Summarized financial information of PPVJ as of and for the years ended March 31, 2004 and 2005 are presented below. As to 2005, the balance sheet information was at the date of acquisition and the operations information was prior to the acquisition.

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Current assets	¥1,028	**¥1,030**	**$ 9,606**
Non-current assets	703	**676**	**6,305**
Total assets	¥1,731	**¥1,706**	**$15,911**
Current liabilities	¥1,088	**¥ 960**	**$ 8,954**
Long-term liabilities	30	**31**	**289**
Shareholders' equity	613	**715**	**6,668**
Total liabilities and shareholders' equity	¥1,731	**¥1,706**	**$15,911**
Revenues	¥5,959	**¥3,669**	**$34,219**
Net income	¥ 46	**¥ 104**	**$ 970**

The Company has a 32.26% of interest in System Create Inc. ("SystemCreate"), which operates CD-ROM distribution and system development.

On October 17, 2001, the Company acquired an 80.25% interest in Samurai TV Inc. ("SAMURAI"), a broadcaster operating FIGHTING TV SAMURAI! the special TV channel for wrestling and martial arts, for ¥700 million in order to boost the Company's services in the field of sports media. The acquisition was accounted for under the purchase method and the results of SAMURAI have been included in the Company's consolidated results from the date of acquisition. On March 31, 2003, the excess of cost over net assets acquired of ¥612 million was recognized as an impairment loss in accordance with SFAS No.142 since SAMURAI recorded higher operating losses than expected in fiscal 2002. The fair value was estimated using the expected present value of future cash flows.

On June 2, 2003, the Company established OptiCast Inc. ("OptiCast"), a 100% owned subsidiary, to provide services as a broadcaster over Fiber To The Home. On January 31, 2005, OptiCast acquired a 66.67% interest in Information Network Koriyama Inc., ("INK"), a development for CATV business in Koriyama City in Fukushima, on January 31, 2005.

To extend the Company's service areas, the Company acquired a 77.29% interest in Cable Television Adachi Corporation ("CTA"), which provides CATV services to the Adachi area in Tokyo, for ¥3,508 million ($32,718 thousand) on March 22, 2005. This acquisition was accounted for under purchase method and the results have been included in the Company's consolidated results since acquisitions.

The purchase price of CTA was determined based on estimated future cash flows that CTA is expected to generate. The excess of the purchase price over the fair value of net assets acquired was recorded goodwill. In connection with this acquisition, ¥2,106 million ($19,642 thousand) was assigned to goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥1,152	$10,744
Non-current assets	4,509	42,054
Goodwill	2,106	19,642
Total assets acquired	7,767	72,440
Current liabilities	1,164	10,856
Long-term liabilities	2,683	25,024
Total liabilities assumed	3,847	35,880
Minority interest	412	3,842
Net asset acquired	¥3,508	$32,718

The Company established SKY Perfect Well Think Co., Ltd. ("SPWT"), a 100% owned subsidiary in July, 2004, and SKYPerfect Marketing, Co., Ltd. ("SPMC"), 50% owned joint venture with JSAT in February, 2005, respectively. Both are included in the Company's consolidation.

6. Property and Equipment

Property and equipment at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Leasehold improvements	¥ 2,668	**¥ 3,066**	**$ 28,595**
Machinery and equipment	26,041	**20,133**	**187,773**
Furniture, fixtures and others	4,430	**12,769**	**119,092**
Computer software	8,374	**6,356**	**59,280**
Total	41,513	**42,324**	**394,740**
Less accumulated depreciation and amortization	20,703	**16,582**	**154,654**
Property and equipment—net	¥20,810	**¥25,742**	**$240,086**

Property and equipment include capitalized leases as described in Note 7.

7. Leases

Capital leases—The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment, which are classified as capital leases. Included in property and equipment were the following assets held under capital leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Machinery and equipment	¥19,674	**¥11,252**	**$104,943**
Furniture, fixtures and others	3,404	**3,390**	**31,617**
Total	23,078	**14,642**	**136,560**
Less accumulated amortization	12,962	**7,015**	**65,426**
Capital lease assets—net	¥10,116	**¥ 7,627**	**$ 71,134**

Amortization of capitalized assets for the years ended March 31, 2003, 2004 and 2005 were ¥3,752 million, ¥3,451 million and ¥2,740 million ($25,555 thousand), respectively.

Operating leases—The Companies lease certain office space and office equipment under cancelable and non-cancelable lease agreements.

At March 31, 2005, future lease payments under capital leases and non-cancelable operating leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31:				
2006	¥2,715	¥27	$25,322	$252
2007	2,377	10	22,169	93
2008	2,440	4	22,757	37
2009	1,404	2	13,095	19
2010	130	1	1,212	9
Thereafter	1	—	9	—
Total minimum lease payments	¥9,067	¥44	$84,564	$410
Less amounts representing interest	514		4,793	
Present value of net minimum capital lease payments	8,553		79,771	
Less current portion	2,461		22,953	
Non-current	¥6,092		$56,818	

Rental expenses under cancelable operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥1,542 million, ¥1,403 million and ¥1,437 million ($13,402 thousand), respectively.

8. Other Current Assets and Other Assets

Other current assets and other assets at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Other current assets:			
Prepaid expenses	¥1,559	**¥2,081**	**$19,409**
Currency swap agreements	1,036	**319**	**2,975**
Other	634	**1,219**	**11,369**
Total other current assets	¥3,229	**¥3,619**	**$33,753**
Other assets:			
Rental deposits	¥1,017	**¥1,380**	**$12,871**
Broadcasting right—non current	500	**200**	**1,865**
Goodwill	—	**2,363**	**22,039**
Prepaid expense—non current	220	**2,545**	**23,736**
Other	472	**475**	**4,430**
Total other assets	¥2,209	**¥6,963**	**$64,941**

9. Short-term Borrowings and Long-term Debt

Short-term borrowings, excluding the current portion of long-term debt, at March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Unsecured bank loans	—	**¥70**	**$653**
Total	—	**¥70**	**$653**

The weighted average annual interest rates on short-term bank loans at March 31, 2005 was 1.86%.

The Company has bank overdraft (borrowings) agreements with certain Japanese banks for which the unused balance at March 31, 2005 was ¥5,000 million ($46,633 thousand).

Long-term debt at March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Government-owned bank,maturing serially through 2016 annual interest of 0%	—	**¥ 571**	**$ 5,325**
Adachi-ku, maturing serially through 2015 annual interest of 0%	—	**708**	**6,603**
Bond, due July 2005	¥5	**5**	**47**
Total	5	**1,284**	**11,975**
Less current portion	—	**155**	**1,445**
Long-term debt, less current portion	¥5	**¥1,129**	**$10,530**

The annual maturities of long-term debt at March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31:		
2006	¥ 155	$ 1,445
2007	150	1,399
2008	150	1,399
2009	150	1,399
2010	150	1,399
Thereafter	529	4,934
Total	¥1,284	$11,975

10. Income Taxes

The Companies are subject to a number of different income taxes, which, in the aggregate, indicate a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2003, 2004, and 40.7% for the year ended March 31, 2005.

A reconciliation of the combined normal effective statutory tax rates to the effective income tax rates reflected in the accompanying statements of operations for the years ended March 31, 2003, 2004 and 2005, was as follows:

	2003	2004	**2005**
Combined normal effective statutory tax rate	(42.0)%	42.0%	**40.7%**
Changes in valuation allowance, net of effects of loss carryforwards expiration	33.0	(40.1)	**(43.7)**
Tax rate change	6.7	(2.7)	**—**
Expenses, not deductible for taxation	0.5	0.8	**3.4**
Other—net	1.8	0.0	**(0.4)**
Effective income tax rate	0.0%	0.0%	**0.0%**

The tax effects of temporary differences and carryforwards giving rise to deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Deferred tax assets:			
Operating loss carryforwards	¥31,151	**¥23,068**	**$215,146**
Accrued expenses	638	**631**	**5,885**
Other	1,319	**2,089**	**19,484**
Total gross deferred tax assets	33,108	**25,788**	**240,515**
Less valuation allowance	33,096	**25,145**	**234,518**
Deferred tax assets, net	12	**643**	**5,997**
Deferred tax liabilities:			
Unrealized gains on available-for-sale securities	2	**–**	**–**
Other	12	**133**	**1,240**
Total gross deferred tax liabilities	14	**133**	**1,240**
Net deferred tax assets (liabilities)	¥ (2)	**¥ 510**	**$ 4,757**

At March 31, 2004 and 2005, the valuation allowance for deferred tax assets has been provided for in the accompanying financial statements to reflect uncertainty associated with the realization of such assets. The net change in the valuation allowance for deferred tax assets during the years ended March 31, 2003, 2004 and 2005, was a decrease of ¥775 million, a decrease of ¥8,837 million and a decrease of ¥7,951 million ($74,156 thousand), respectively.

On March 31, 2004, a tax reform law was enacted which changed the expiration periods of loss carryforwards from 5 years to 7 years, effective for loss carryforwards recognized after April 1, 2001.

The Companies have tax operating loss carryforwards which are available to reduce future taxable income amounting to ¥56,678 million ($528,614 thousand) at March 31, 2005.

The tax operating loss carryforwards will expire as follows:

	Millions of Yen	Thousands of U.S. Dollars
2006	¥24,409	$227,653
2009	12,091	112,768
2010	19,113	178,260
2011	197	1,837
2012	868	8,096
Total	¥56,678	$528,614

11. Employees' Benefit Plans and Directors' Severance Indemnities

The Companies have unfunded severance indemnity plans under which substantially all of its employees, other than employees seconded from the shareholders and directors, are entitled, under most circumstances, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, the length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The Companies use a measurement date of March 31 for their defined benefit pension plans.

Net periodic pension costs for the years ended March 31, 2003, 2004 and 2005 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Service cost—benefits earned during the period	¥88	¥117	**¥103**	**$ 961**
Interest cost on projected benefit obligation	5	6	**7**	**65**
Amortization of unrecognized obligation at transition	6	6	**6**	**56**
Amortization of unrecognized net actuarial loss	–	3	**1**	**9**
Net periodic pension costs	¥99	¥132	**¥117**	**$1,091**

The following table sets forth the changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets at March 31, 2004 and 2005 for the plan.

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Changes in benefit obligation:			
Benefit obligation at beginning of year	¥445	**¥543**	**$5,064**
Service cost	117	**103**	**961**
Interest cost	6	**7**	**65**
Actuarial gain	(16)	**(28)**	**(261)**
Direct benefit payments	(9)	**(16)**	**(149)**
Acquisition of subsidiaries	–	**64**	**597**
Benefit obligation at end of year	543	**673**	**6,277**
Unrecognized net obligation at transition being recognized over 20 years	(93)	**(87)**	**(811)**
Unrecognized actuarial loss	(68)	**(39)**	**(364)**
Unrecognized prior service cost	1	**1**	**9**
Net amount recognized	¥383	**¥548**	**$5,111**

Amounts recognized in the consolidated balance sheets at March 31, 2004 and 2005 consisted of:

	Millions of Yen		Thousands of U.S. Dollars
	2004	**2005**	**2005**
Accumulated benefit obligation	¥426	**¥568**	**$5,298**
Other assets	(43)	**(20)**	**(187)**
Net amount recognized	¥383	**¥548**	**$5,111**

Assumptions used as of and for the years ended March 31, 2004 and 2005 in determining benefit obligations and costs for the plan shown above were as follows:

	Benefit obligations		Costs	
	2004	**2005**	2004	**2005**
Weighted average discount rate	1.3%	**1.3%**	1.3%	**1.3%**
Average rate of increase in future compensation levels	7.3	**7.3**	7.3	**7.3**

In addition, employees of CTA participate in multi-employer defined benefit plan.

Directors of the Company are not covered by the above plan. Certain directors who were appointed prior to June 28, 2000, are covered by an unfunded severance indemnities plan. Benefits under the plan were based on the level of compensation, the length of service and other factors as of June 28, 2000. No charge to operations was made for the years ended March 31, 2003, 2004 and 2005, since the plan was fixed as of June 28, 2000. The liability for severance indemnities under the directors' plan at March 31, 2004 and 2005, amounting to ¥17 million ($158 thousand) is stated on the vested benefit obligation basis, which is the amount required to be paid if all directors covered by the plan terminated their appointments at the balance sheet dates.

In addition, certain subsidiaries have accrued retirement benefits for directors' amounted to ¥1 million ($9 thousand) as of March 31, 2005.

12. Shareholders' Equity

The changes in the number of shares of common stock issued during the years ended March 31, 2003, 2004 and 2005 were as follows:

	Number of Shares		
	2003	2004	**2005**
Balance at beginning of year	2,237,282	2,237,351	**2,267,608**
Issuance of common stock	69	30,257	**901**
Balance at end of year	2,237,351	2,267,608	**2,268,509**

During the years ended March 31, 2004 and 2005, 557 shares and 901 shares of common stock were issued upon the exercise of warrants, respectively. In March 2004, the Company issued 29,700 shares of common stock for the acquisition of Plat One.

As a result of the acquisition of subscribers and investment in the system, the Company accumulated a deficit of ¥125,082 million as of March 31, 2003. The initial investment and development stage has been completed; therefore, on June 27, 2003, the Company's shareholders approved a proposal to eliminate the accumulated deficit as of March 31, 2003 and effected a quasi-reorganization without revaluing its assets and liabilities. In accordance with the Japanese Commercial Code (the "Code"), capital surplus was reduced by ¥60,778 million effective June 27, 2003 and, effective August 1, 2003, common stock was reduced by ¥89,462 million, of which ¥62,253 million was utilized to eliminate the accumulated deficit and ¥27,209 million was transferred directly to capital surplus.

The Company is subject to the Code. The Code requires that at least 50% of the issue price of new shares is recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows to purchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The Code also allows for the purchase of treasury stock by resolution of the Board of Directors under the authorization of the Company's article of incorporation. The purchase amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

On February 23, 2005, the Company's Board of Directors resolved to repurchase up to 120,000 shares of the Company's common stock, or ¥10,560 million in the open market during the period from February 24, 2005 to March 16, 2005. Under the above resolution, the Company repurchased 105,372 shares for ¥9,318 million ($86,905 thousand) during that period.

The amount available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. The amount of statutory retained earnings of the Company available for the payments of dividends to shareholders as of March 31, 2005 was ¥24,617 million ($229,593 thousand).

Other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Other comprehensive income (loss), before tax:				
Unrealized gains (losses) on securities:				
Amount arising during the period	¥ 243	¥(603)	**¥ 150**	**$ 1,399**
Reclassification adjustment	–	(164)	**(172)**	**(1,604)**
Unrealized gains (losses) on derivative instruments:				
Amount arising during the period	(18)	(130)	**110**	**1,026**
Reclassification adjustment	–	–	**53**	**494**
Total	225	(897)	**141**	**1,315**
Income tax effect	(103)	101	**2**	**19**
Other comprehensive income (loss)	¥ 122	¥(796)	**¥ 143**	**$ 1,334**

13. Stock-based Compensation Plan

In July 2000, the Company established a stock-based compensation plan for certain directors and employees to increase their benefit in proportion to an increase of the Company's operating result and to unify interests of participants in the plan to shareholders.

In June 2001, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vested on August 1, 2003, and are exercisable from August 1, 2003 through July 31, 2007.

In December 2002, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on December 1, 2004, and are exercisable from December 1, 2004 through November 30, 2008.

In April 2004, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on April 1, 2006, and are exercisable from April 1, 2006 through March 31, 2010.

In December 2004, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on December 1, 2006, and are exercisable from December 1, 2006 through November 30, 2010.

Following is a summary of option activity for the years ended March 31, 2003, 2004 and 2005.

	Outstanding Shares	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Outstanding at March 31, 2002	5,049	¥ 67,511	
Granted	1,644	105,436	
Exercised	69	50,000	
Forfeited	36	50,000	
Outstanding at March 31, 2003	6,588	77,254	
Exercised	557	51,758	
Forfeited	24	50,000	
Outstanding at March 31, 2004	6,007	79,727	$ 744
Granted	4,067	144,627	1,349
Exercised	901	51,087	476
Forfeited	–	–	–
Outstanding at March 31, 2005	**9,173**	**¥111,315**	**$1,038**
Options vested at March 31, 2005	**3,810**	**¥ 77,032**	**$ 718**

The following table summarizes information about stock option outstanding at March 31, 2005

	Options Outstanding			Options Exercisable	
Weighted Average Exercise Price	Number Outstanding	Average Remaining Life (years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
¥ 50,000	2,049	0.3	¥ 50,000	2,049	¥ 50,000
105,436	1,644	3.7	105,436	827	105,436
111,185	1,413	2.3	111,185	934	111,185
144,627	4,067	7.2	144,627	–	144,627
	9,173	4.3	111,315	3,810	77,032

The Company accounts for the stock incentive plan in accordance with APB No.25 and related interpretations and complies with the disclosure requirements of SFAS No.123.

In connection with the stock option granted during the year ended March 31, 2001, the Company recognized deferred compensation which is being amortized over the vesting periods of the options. For the years ended March 31, 2003 and 2004, the Company recognized amortization expenses of ¥109 million and ¥20 million, respectively.

In connection with the stock options granted during the years ended March 31, 2002 and 2003 and 2005, the Company did not recognize deferred compensation or compensation costs because the quoted market price of the Company's stock at the grant date of the award was less than the exercise price.

In accordance with SFAS No.123, the fair value of the stock option granted was estimated on the date of grant using the minimum value model and the fair value per share at the date of grant for the options granted during the years ended March 31, 2003 and 2005 were ¥47,791 and 65,205 respectively.

The following weighted-average assumption was used in determining the fair value of the option granted.

	2003	2005
Risk-free interest rate	0.25%	0.46%
Expected lives	4.0 years	4.0 years
Expected volatility	67%	59.35%
Expected dividend	0.00%	0.35%

Had compensation cost for the stock incentive plan been determined based on fair value at the grant date consistent with the method prescribed by SFAS No.123, the Companies' net income (loss), net income (loss) per share and stock compensation cost for the years ended March 31, 2003, 2004 and 2005 would have been impacted as shown in the following table:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Net income (loss) as reported	¥(16,876)	¥4,089	**¥3,753**	**$35,003**
Add: Stock-based employee compensation expenses included in reported net income (loss), net of related tax effects	109	20	**—**	**—**
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of related tax effects	(144)	(81)	**(128)**	**(1,194)**
Pro forma net income (loss)	¥(16,911)	¥4,028	**¥3,625**	**$33,809**

	Yen			U.S. Dollars
	2003	2004	**2005**	**2005**
Net income (loss) per share				
—basic:				
As reported	¥(7,542.98)	¥1,825.39	**¥1,656.50**	**$15.45**
Pro forma	(7,558.62)	1,798.16	**1,600.01**	**14.92**
—diluted:				
As reported	(7,542.98)	1,823.59	**1,655.22**	**15.44**
Pro forma	(7,558.62)	1,796.38	**1,598.77**	**14.91**

14. Financial Instruments

(1) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to changes in foreign exchange rates that are associated with certain payments for overseas broadcasting rights. In applying a consistent risk management policy for the purpose of reducing such risks, the Company uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and foreign currency swap agreements in which foreign currency option contracts are embedded.

The Company also has securities with embedded derivative instruments, which are purchased to invest the Company's excess funds.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institutions.

Derivative instruments held by the Company are classified and accounted for as described below pursuant to SFAS No.133.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts, and foreign currency swap agreements, which are used for reducing the risk arising from the changes in anticipated cash flows of forecasted transactions and firm commitments.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transactions affect earnings.

For the year ended March 31, 2005, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2005, ¥5 million ($47 thousand) of deferred losses for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months. The maximum length of time over which the Company is hedging its exposure to variability in expected future cash flows for forecasted transactions and firm commitments is 42 months. There were no forecasted transactions that failed to occur for the year ended March 31, 2005.

Derivatives not designated as hedges

The derivatives not designated as hedges under SFAS No.133 include foreign exchange forward contracts, foreign currency option contracts, foreign currency swap agreements, and derivative financial instruments embedded in other securities.

The Company enters into foreign exchange forward contracts and foreign currency swap agreements to limit the exposure affected by changes in foreign currency exchange rates on certain recognized liabilities denominated in foreign currencies. These contracts are marked-to-market with changes in value recognized in other income or expenses.

The securities in which derivative instruments are embedded are purchased to invest the Company's excess funds. These derivatives are comprised of options and swaps that affect coupon rates and credit derivatives. But all the derivatives affecting coupon rates provide floors to minimize potential loss and all the credit derivatives refer to only creditworthy entities. These derivatives are marked-to-market with changes in value recognized in other income or expenses pursuant to SFAS No.133.

(2) CONCENTRATION OF CREDIT RISKS

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, investments and trade receivables. The Companies' cash and cash equivalents are placed in deposits, money management funds with major Japanese banks and financial institutions, and commercial paper with major Japanese entities. Investments are maintained with several major institutions, and the compositions of investments are regularly reported to management. The Companies' trade receivables are from a number of customers, and do not have any significant concentration.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, other current assets, accounts payable, subscription fees received and other current liabilities—

The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments—

Short-term investments and other investments include debt securities and investments in non- traded and unaffiliated companies. Debt securities in short-term investments and other investments which are disclosed in Note 4 are excluded from the following table.

There are no quoted market prices for investments in non-traded and unaffiliated companies, as a result, a reasonable estimate of fair value could not be made without incurring excessive costs.

Other assets, long-term debt, long-term payables and other liabilities—

The fair values are primarily based on dealer quotes for the similar instruments or estimated by discounted future cash flows using currently available market rates.

Foreign exchange forward contracts and foreign currency option contracts—

The fair values are estimated based on values quoted by brokers.

	Millions of Yen						Thousands of U.S. Dollars		
	2004			**2005**			**2005**		
	Notional Amount	Carrying Amount	Estimated Fair Value	Notional Amount	Carrying Amount	Estimated Fair Value	Notional Amount	Carrying Amount	Estimated Fair Value
Financial assets:									
Cash and cash equivalents	–	¥45,941	¥45,941	**–**	**¥32,239**	**¥32,239**	**–**	**$300,681**	**$300,681**
Time deposits	–	5	5	**–**	**5**	**5**	**–**	**47**	**47**
Accounts receivable (less allowance for doubtful receivables)	–	8,921	8,921	**–**	**9,301**	**9,301**	**–**	**86,747**	**86,747**
Other current assets	–	1,075	1,075	**–**	**309**	**309**	**–**	**2,882**	**2,882**
Other investments	–	1,598	1,598	**–**	**1,187**	**1,187**	**–**	**11,071**	**11,071**
Other assets	–	1,366	1,366	**–**	**1,020**	**1,020**	**–**	**9,513**	**9,513**
Financial liabilities:									
Accounts payable	–	1,749	1,749	**–**	**1,066**	**1,066**	**–**	**9,942**	**9,942**
Subscription fees received	–	12,650	12,650	**–**	**12,364**	**12,364**	**–**	**115,314**	**115,314**
Other current liabilities	–	645	645	**–**	**581**	**581**	**–**	**5,419**	**5,419**
Long-term debt	–	5	5	**–**	**1,129**	**1,129**	**–**	**10,530**	**10,530**
Long-term payables	–	1,201	1,227	**–**	**786**	**803**	**–**	**7,331**	**7,489**
Other liabilities	–	1,241	1,241	**–**	**1,657**	**1,657**	**–**	**15,454**	**15,454**
Derivatives:									
Foreign exchange forward contracts	681	(6)	(6)	**2,867**	**(32)**	**(32)**	**26,739**	**(298)**	**(298)**
Foreign currency option contracts	934	(50)	(50)	**–**	**–**	**–**	**–**	**–**	**–**

15. Other Income (Expenses)

Others—net as shown in other income (expenses) in the consolidated statements of operations for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	**2005**	**2005**
Foreign currency transaction gains (losses)—net	¥(373)	¥ 31	**¥ (11)**	**$ (103)**
Realized losses on derivatives—net	(64)	(450)	**(221)**	**(2,061)**
Minority interests in consolidated subsidiaries	355	46	**73**	**681**
Equity in net income of affiliated companies	44	9	**15**	**140**
Other—net	86	(21)	**8**	**75**
Total	¥ 48	¥(385)	**¥(136)**	**$(1,268)**

16. Net Income (loss) Per Share

The following table reflects the calculation of basic and diluted net income (loss) per share for the years ended March 31, 2003, 2004 and 2005:

(Net incomes are stated in millions of Yen and thousands of U.S. Dollars and average shares and EPS are stated in single unit.)

	Yen			U.S. Dollars
	2003	2004	**2005**	**2005**
Net income (loss) per share—basic:				
Net income (loss) available to common shareholders	¥ (16,876)	¥ 4,089	**¥ 3,753**	**$ 35,003**
Weighted average shares outstanding-basic	2,237,312	2,240,073	**2,265,614**	**2,265,614**
Net income (loss) per share—basic	¥(7,542.98)	¥ 1,825.39	**¥ 1,656.50**	**$ 15.45**
Net income (loss) per share—diluted:				
Net income (loss) available to common shareholders	¥ (16,876)	¥ 4,089	**¥ 3,753**	**$ 35,003**
Weighted average shares outstanding—basic	2,237,312	2,240,073	**2,265,614**	**2,265,614**
Dilutive impact of options and warrants outstanding-diluted	—	2,210	**1,757**	**1,757**
Weighted average shares outstanding—diluted	—	2,242,283	**2,267,371**	**2,267,371**
Net income (loss) per share—diluted	¥(7,542.98)	¥ 1,823.59	**¥ 1,655.22**	**$ 15.44**

17. Related Party Transactions

At March 31, 2005, 13.12% of the Company's voting shares were held by Sony Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The Company provides the platform service for Sony Corporation and its subsidiaries ("Sony Group"). Revenues concerning this service for the years ended March 31, 2003, 2004 and 2005 were ¥808 million, ¥1,051 million and ¥1,090 million ($10,166 thousand). The balances at March 31, 2004 and 2005 as a result of these transactions were accounts receivable of ¥150 million and ¥99 million ($923 thousand), respectively.

The Company also has transactions with Sony Group for the procurement of properties and supplies and performance of certain services. Such transactions for the years ended March 31, 2003, 2004 and 2005, respectively, consisted of purchases of broadcasting equipment amounting to ¥453 million, ¥799 million and ¥2,416 million ($22,533 thousand), purchases of promotional supplies and electronic parts amounting to ¥502 million, ¥313 million and ¥392 million ($3,656 thousand), and payments of expenses, principally sales promotion and marketing expenses, amounting to ¥2,944 million, ¥1,443 million and ¥2,060 million ($19,213 thousand). The balances with Sony Group at March 31, 2004 and 2005 as a result of these transactions consisted of accounts payable of ¥525 million and ¥16 million ($149 thousand), and accrued expenses of ¥411 million and ¥363 million ($3,386 thousand), respectively.

At March 31, 2005, 13.12% of the Company's voting shares were held by Itochu Corporation ("Itochu"). The Company provides the platform service for Itochu's subsidiaries. Revenues concerning this service for the years ended March 31, 2003, 2004 and 2005 were ¥2,137 million, ¥2,100 million and ¥2,034 million ($18,970 thousand), respectively. The balances as a result of these transactions at March 31, 2004 and 2005 were accounts receivable of ¥186 million and ¥181 million ($1,688 thousand), respectively. Also, other current liabilities, as a result of these transactions, at March 31, 2005 was of ¥7 million ($65 thousand).

The Company also has transactions with Itochu and its subsidiaries for the performance of certain services. Cost of services for the years ended March 31, 2003, 2004 and 2005 were ¥568 million, ¥566 million and ¥580 million ($5,409 thousand), respectively. The balances as a result of these transactions at March 31, 2004 and 2005 were accrued expenses of ¥54 million and ¥ 56 million ($522 thousand), respectively. Also, accounts payable and other current assets, as a result of these transactions, at March 31, 2005 were ¥41 million ($382 thousand) and ¥21 million ($196 thousand). The Company purchased the shares of CTA from Itochu Corporation (see note 5).

The Company provides the platform service and sublicense for Fuji Television Network, Inc. ("Fuji Television"), terrestrial broadcaster, (a 13.12% voting shareholder of the Company at March 31, 2005). Revenues for the years ended March 31, 2003, 2004 and 2005 were ¥2,538 million, ¥2,672 million and ¥2,679 million ($24,986 thousand), respectively. The balances at March 31, 2004 and 2005 as a result of these transactions, were accounts receivable of ¥529 million and ¥ 487 million ($4,542 thousand), respectively. Also, other current liabilities, as a result of these transactions, at March 31, 2005 were of ¥102 million ($951 thousand).

Fuji Television also has transactions with the Company for the performance of certain services. Cost of services included ¥701 million, ¥991 million and ¥1,209 million ($11,276 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. The balances at March 31, 2004 and 2005 as a result of these transactions were accrued expenses of ¥99 million and ¥130 million ($1,212 thousand), respectively.

The Company has entered into service agreements with JSAT (a 7.27% voting shareholder of the Company at March 31, 2005) related to uplink operations. Revenues with JSAT including these agreements were ¥3,115 million, ¥3,302 million and ¥3,411 million ($31,813 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. The balances as a result of these transactions at March 31, 2004 and 2005 were accounts receivable of ¥181 million and ¥162 million ($1,511 thousand), and other current liabilities of ¥658 million and ¥330 million ($3,078 thousand) respectively. Also, other non-current liabilities, as a result of these transactions, at March 31, 2005 were of ¥30 million ($280 thousand).

JSAT also provides satellite broadcasting services to the Company. Cost of services included ¥4,099 million, ¥2,664 million and ¥2,521 million ($23,512 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, related to these services. The balances as a result of these transactions at March 31, 2004 and 2005 were accrued expenses of ¥7 million and ¥3 million ($28 thousand), and other current assets of ¥1,048 million and ¥1,115 million ($10,399 thousand).

18. Advertising Costs and Research and Development Costs

(1) Advertising Costs

Advertising costs included in sales promotion and marketing expenses were ¥5,133 million, ¥4,602 million and 5,559 million ($51,847 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(2) Research and Development Costs

Research and development costs charged to general and administrative expenses for the year ended March 31, 2005 were ¥111 million ($1,035 thousand).

19. Commitments and Contingent Liabilities

At March 31, 2005, the Companies had no material contingent liabilities including litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Companies' financial position results of operations.

The Company enters into contracts to purchase broadcasting rights of certain programs which are capitalized and amortized based on the number of showings. Commitments for future payments on these contracts, some which are subject to reductions depending on certain conditions, at March 31, 2005 amounted to ¥9,409 million ($87,754 thousand) in the aggregate. These commitments are due at various dates through 2008.

In November 2004, the Company entered into a 4-year consulting agreement relating to the purchase of broadcasting rights. The agreement requires the Company to pay monthly fees through November 2008, which, at March 31, 2005, amounted to ¥98 million ($914 thousand) in the aggregate.

The amount of obligations for each of the four succeeding years as of March 31, 2005 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
2006	¥4,066	$37,922
2007	3,889	36,271
2008	781	7,284
2009	772	7,200
Total	¥9,508	$88,677

20. Subsequent Events

Dividends

On May 9, 2005, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record at March 31, 2005 of ¥750 ($6.99) per share totaling ¥1,622 million ($15,128 thousand). The resolution was approved by the general shareholders' meeting to be held on June 24, 2005.

Stock-based compensation plan

On May 9, 2005, the Company's Board of Directors resolved a stock option plan that provides for the granting of stock options to certain directors and employees of the Company. Under the plan, the Company is authorized to grant options for not more than 3,300 common shares at an exercise price, which is determined to be the higher of the average of the daily closing prices of the Company's common stock on the Tokyo Stock Exchange one month prior to the date of the grant multiplied by 1.05, or the closing price on the date of the option grant, subject to adjustment in certain circumstances at any time on or after the date of the option grant. The options are exercisable within 10 years from the vesting date, and the period will be decided at a meeting of the Board of Directors. The resolution was approved by the general shareholders' meeting to be held on June 24, 2005.

Purchase of treasury stock

Based on the authorization of the Board of Directors on May 9, 2005, the Company repurchased 12,068 shares of common stock, or ¥1,009 million ($9,411 thousand), in the open market at Tokyo Stock Exchange during the period from May 11, 2005 to May 24, 2005.

Capital and business alliance with Index Corporation

On May 30, 2005, the Company entered into a capital and business alliance with Index Corporation ("Index"). Index operates a contents, commerce and publishing business which provides contents and services to various media, especially to mobile phones. Index also has close relationships with broadcasters and toy manufactures. Though this alliance, the Company has accelerated its multi-platform strategies and strengthened its competitive position as a contents-provider by sharing Index's customers, know-how and business network.

The Company purchased 44,052 shares, or 4.69% of outstanding shares of Index, at ¥10,000 million ($93,266 thousand) on June 15, 2005.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

To the Board of Directors and Shareholders of
SKY Perfect Communications Inc.
(Kabushiki Kaisha SKY Perfect Communications):

We have audited the accompanying consolidated balance sheets of SKY Perfect Communications Inc. (Kabushiki Kaisha SKY Perfect Communications) (the "Company") and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



May 27, 2005 (June 15 and June 24, 2005 as to Note 20)

Member of
Deloitte Touche Tohmatsu

Corporate Data and Investor Information (As of March 31, 2005)

Corporate name: SKY Perfect Communications Inc.

Main service name: SKY PerfecTV!

Head office address: Shibuya Cross Tower 15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326, Japan
Telephone: +81-3-5468-7800
Fax: +81-3-5468-7925
URL: http://www.skyperfectv.co.jp/skycom/e

Date established: November 10, 1994

Number of employees: 379 (Consolidated basis)

Common stock: authorized 3,200,000
issued 2,268,509

Number of shareholders: 42,312

Stock exchange listing: Tokyo Stock Exchange: First Section (Code No. 4795)

Transfer agent of common stock: Mizuho Trust & Banking Co., Ltd.

Newspaper for public notice: The Nihon Keizai Shimbun

Major shareholders:

Sony Broadcast Media Co., Ltd.	12.48%
Fuji Television Network, Inc.	12.48%
Itochu Corporation	12.48%
JSAT Corporation	6.91%
Tokyo Broadcasting System, Inc.	5.69%
Nippon Television Network Corporation	5.24%
State Street Bank and Trust Company	4.26%
Sumitomo Corporation	3.06%
The Master Trust Bank of Japan, Ltd.	2.79%
DENTSU INC.	1.79%

Notes:

1. The shareholding ratio is calculated against a total of 2,268,509 shares issued.
2. As of March 31, 2005, the Company held 105,372 treasury shares.
3. As of March 31, 2005, the foreign ownership ratio of total stocks with voting rights is 11.58% (when calculated with the method defined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications). We are subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, our broadcast license will be revoked if 20% or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20% threshold being exceeded. If, and as long as, 15% or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.
4. The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation. Under the retirement trust contract, Itochu Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)
5. The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Japan Trustee Services Bank, Ltd. retirement trust account for Sumitomo Corporation. Under the retirement trust contract, Sumitomo Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)

Market price per common share:


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Nikkei Stock

SKY Perfect Communications Inc.

Head Office Address: Shibuya Cross Tower 15-1, Shibuya 2-chome, Shibuya-ku Tokyo 150-8326, Japan
Telephone Number: +81-3-5468-7800
Fax Number: +81-3-5468-7925
Homepage URL: http://www.skyperfectv.co.jp/skycom/e/

Printed in Japan

BRIEF DESCRIPTION OF EXTRAORDINARY REPORT

An Extraordinary Report has been submitted to Director of Kanto Local Finance Bureau on July 27, 2005, pursuant to Paragraph 4 of Article 24-5 of the Securities and Exchange Law and Subparagraph 2-2 of Paragraph 2 of Article 19 of the Ordinance of the Cabinet Office relating to Corporate Disclosure.

April 27, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Revision of Results and Dividend Forecast for Fiscal Year Ending March 2005 and Forecast of Results for Fiscal Year Ending March 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") announces that a resolution was passed at a meeting of the Board of Directors held on April 27, 2005 to revise the results and dividend per share forecast for the fiscal year ending March 2005 and to announce the forecast results for the fiscal year ending March 2006. The details of the announcement follow.

1. Revision of Results and Dividend Forecast for Fiscal Year Ending March 2005 (from April 1, 2004 to March 31, 2005)

1) Details of revision of business forecast

(Unit: million yen)

	FY04 Previous Forecast*	FY04 Revised Forecast	Difference	Difference (%)	FY03 Results
Consolidated revenues	74, 000	74, 000	—	—%	72, 475
Consolidated profit before income taxes	4, 400	3, 700	△700	△15. 9%	4, 853
Consolidated net profit	4, 400	3, 700	△700	△15. 9%	4, 384
Non-consolidated revenues	72, 000	71, 900	△100	△0. 1%	70, 028
Non-consolidated profit before income taxes	5, 600	4, 700	△900	△16. 1%	5, 073
Non-consolidated net profit	5, 400	4, 500	△900	△16. 7%	4, 495
Annual dividend	500 yen/share	750 yen/share	250 yen/share	50.0%	500 yen/share

* **Previous Forecast** denotes the forecast in "Revision of Results Forecast for the Period Ending March 31, 2005" issued January 26, 2005.

2) Reasons for Revision

- In terms of profit and loss, while our performance was almost in line with our previous forecast up to the middle of the fourth quarter of the March 2005 term, as we were proactive in taking steps to acquire new subscribers and measures to prevent cancellations towards the end of the fiscal year and into the next period, and as we recorded additional depreciation accompanying the upgrade/replacement of broadcasting facilities, including encoders, to respond quickly to the changing media environment, operating expenses in March were increased from the previous forecast. Hence, we have revised our forecast non-consolidated profit before income taxes of 5,600 million yen and non-consolidated net profit of 5,400 million yen, to 4,700 million yen and 4,500 million yen, and our forecast consolidated profit before income taxes of 4,400 million yen and consolidated net profit of 4,400 million yen, to 3,700 million yen and 3,700 million yen, respectively.

- Under our mid-term vision released on January 26, 2005, expanding long-term and comprehensive profits for shareholders is a critical management target, and we adopted as a basic policy for the appropriation of earnings the realization/continuance of stable dividends through the establishment of a stable operating base. We previously set the dividend forecast for the March 2005 term at 500 yen, in recognition of a special dividend of 500 yen per share paid in the preceding term to commemorate the change of our listing to the First Section of the Tokyo Stock Exchange. But as the mid-term vision has adhered closely to the outlook, given the dividend policy just described and to improve the return of profits to shareholders, we are revising the ordinary dividend forecast at the end of the term to 750 yen.

2. Results Forecast for Fiscal Year Ending March 2006 (from April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	FY04 Business Result and Revised Forecast*	FY05 Forecast	Difference	Difference (%)
Net DTH Sub. (thousand)	432	540	108	25.0%
DTH Sub. Net addition (thousand)	128	232	104	81.3%
DTH Sub. At Period End (thousand)	3,310	3,542	232	7.0%
Total Sub. At Period End (thousand)	3,823	4,055	232	6.1%
DTH Churn Rate (%)	9.4%	9.0%	△0.4	-
Consolidated Revenues	74,000	85,000	11,000	14.9%
Consolidated Profit before Income Taxes	3,700	500	△3,200	△86.5%
Consolidated Net Profit	3,700	1,000	△2,700	△73.0%
Non-consolidated Revenues	71,900	75,500	3,600	5.0%
Non-consolidated Profit before Income Taxes	4,700	3,500	△1,200	△25.5%
Non-consolidated Net Profit	4,500	3,500	△1,000	△22.2%
Dividend	750 yen/share	750 yen/share	—	—

* The number of subscribers and the churn rate are actual results. Revenues, profit before income taxes and net profit are revised forecasts mentioned in this release.

- With respect to the number of new DTH subscribers, given the charge-free campaign for installation of dishes and the start of a rental service for set-top boxes for SKY PerfecTV!, expansion of the number of delivery of built-in receivers compatible with three waves and fulfillment of contents, including the launch of High-Definition Television and our self-managed channels, at SKY Perfect! 110, and full-scale development of HIKARI PerfecTV! by OptiCast Inc., etc., we forecast that the total number of new DTH subscribers for the fiscal year ending March 2006 would be 540 thousand, up by 108 thousand from the result in the fiscal year ending March 2005.

- In terms of the DTH churn rate, given the result in the term ending March 2005 (9.4%) and the improving trend in February and March thanks to the renewal of the program information magazine for subscribers, "Club SKY Perfect," etc., we now forecast at 9.0%. Accordingly, we expect that the total number of DTH subscribers at period end will be 3,542 thousand.

- With respect to revenues, given the increase in non-consolidated revenues associated with the forecast subscriber numbers mentioned above and increases in the number of consolidated subsidiaries, we now expect consolidated revenues to come in at 85,000 million yen, a rise of 11,000 million yen from the revised forecast for the March 2005 term of 74,000 million yen.

- As for profit and loss, given increases in outlays to acquire new subscribers incurred by efforts to step up the acquisition of new subscribers described above, as well as increases in relay lines resulting from an extension in the service area of HIKARI PerfecTV! Services provided by the subsidiary, OptiCast, we expect that consolidated profit before income taxes will be 500 million yen and the consolidated net profit will be 1,000 million yen, down from our revised forecasts for the fiscal year ending March 2005 of 3,700 million yen and 3,700 million yen respectively.

- With respect to the dividend, despite the forecast profit decline noted above, because performance will be in line with our mid-term vision, we expect that the dividend will be 750 yen/share, the same as our revised dividend forecast for the March 2005 term. This reflects SKY Perfect's policy of a stable dividend.

- We plan to announce a detailed forecast for the term ending March 2006, including a forecast for the interim term, in the summary financial statements for the March 2005 term.

(Note)
Forward-looking statements including plans, forecasts and strategies contained in this document are forecast based on assumptions or beliefs of management using information currently available. Readers should rely on independent judgment in making final investment decisions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements for various reasons, including (1) the economic environment surrounding our business, and particularly consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restrictions impacting our business or proposals to this effect, or in case of, for example, entries into the market by new competitors, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technological innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in the broadcasting business. Note, however, that this is not an exhaustive list of factors with the potential to impact our results.

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

April 27, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

SKY Perfect Marketing, Co., Ltd. Reorganizes as an Operating Company

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") have today made the attached announcement with respect to the transformation of a planning company jointly set up with JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") on February 1, 2005 for the rental sales of SKY PerfecTV! set-top boxes, SKY Perfect Marketing, Co., Ltd., into an operating company.

This move is part of the specific implementation of SKY Perfect's mid-term vision announced on January 26, 2005. Published today, the notice of revision of the results forecast and dividend forecast for the period ending March 31, 2005 and the full-year business result forecast for the period ending March 31, 2006 explains the forecast including the impact of this reorganization on SKY Perfect's consolidated business results for the period ending March 31, 2006 within the outlook of the full-year consolidated business results for the term ending March 31, 2006.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

JSAT

April 27, 2005

Press Release Material

SKY Perfect Communications Inc.

JSAT Corporation

SKY Perfect Marketing, Co., Ltd. Transformed as an Operating Company:

Receiving Applications for the SKY PerfecTV! Set-Top Box Rental Service to Commence on June 1

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announce that their boards of directors have today approved the following resolution to transform SKY Perfect Marketing, Co., Ltd., a planning company they jointly established on February 1, 2005 for the rental sales of SKY PerfecTV! set-top boxes, into an operating company. In light of this change, SKY Perfect Marketing, Co., Ltd. is set to increase its capital in the middle of May to accept investments from SKY Perfect and JSAT. As a result, the company's paid-up capital will be rising to 480 million yen.

1. Company Profile

(1) Company name: SKYPerfect Marketing, Co.,Ltd.

(2) Representative: Takahito Okunaga

(3) Location: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Date of establishment: February 1, 2005

(5) Expected date of transformation into a business company: Mid-May 2005

(6) Line of business: Leasing and distribution of broadcasting set-top boxes and brokerage for subscriptions

(7) Account closure: The end of March

(8) Number of employees: 10 (as of April 27)

(9) Capital: 10 million yen / 480 million yen after the capital increase (expected in mid-May)

(10) Outstanding stocks: 200 / 9,600 after the capital increase

(11) Major shareholders:

	Present	After the capital increase
SKY Perfect Communications Inc.	50%	51%
JSAT Corporation	50%	49%

2. Background to the Reorganization

The number of subscribers to the SKY PerfecTV! service using JSAT's communication satellites at 124°E and at 128°E is steadily increasing, but many people remain unfamiliar with the basics of the service, including the subscription procedures, the initial cost and the subscription fees. In addition, some people have difficulty in installing the antenna. SKY Perfect and JSAT launched a planning company for the rental sales of set-top boxes in February this year and, since then, have continued with a plan to expand the multi-channel pay television market, including the introduction of a device rental system to lower the initial costs incurred by subscribers and for easier subscription procedures, in addition to the conventional sale of reception devices performed by sales agents separately from subscription. In the meantime, the specifications of the SKY PerfecTV! set-top boxes exclusively for rent were finalized. The companies became convinced that they could procure the hardware. A logistical control system was also established. Given these circumstances, the two companies decided to turn the planning company into an operating company. SKY Perfect will operate its rental scheme on its own to raise market awareness of the SKY PerfecTV! brand by stressing the lowered initial cost in its advertising efforts and to attract new potential customers, mainly among senior-age customers and family customers who have been interested in the service but who have hesitated to sign the subscription.

3. Future Timetable

The acceptance of applications for the rental service is set to commence on Wednesday, June 1. The details of the service are as follows:

(1) Application

There are a number of different types of applications for the rental service: postcards available from sales agents, toll-free phone calls and online access (from PCs and mobile phones). SKY Perfect will be constructing a system that allows new subscribers to sign up for subscription easily and at any time.

(2) Monthly rental fee (for an antenna and a set-top box): 315 yen inclusive of consumption tax

The antenna and the set-top box are designed exclusively for this rental service and are supplied on an OEM basis. They have an unprecedented design featuring the SKY PerfecTV! symbol.

(3) The standard installation work (such as for lattice verandas, concrete verandas and wall surfaces) is performed free of charge. Subscribers who perform the installation work on their own enjoy free rental fees for six months.

* At the time of canceling the rental service, subscribers are required to return their antennas and set-top boxes and to pay an equipment collection charge of 4,200 yen, inclusive of consumption tax. The minimal rental period is one year in principle. Any subscriber who cancels the rental service during the first year of subscription is separately charged 10,000 yen.

---

* For press inquiries, please contact:
Public Relations Department, SKY Perfect Communications Inc.
TEL: 03-5468-9400, FAX: 03-5468-9399
Corporate Communications Division, JSAT Corporation
TEL: 03-5219-7778, FAX: 03-5219-7878

FILE No. 82—5113

To whom it may concern:

May 6, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of April 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of April 2005.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	56,880	46,559
Churn	25,808	23,793
Churn Rate*3	8.1%	8.6%
April Net Increase	31,072	22,766
Cumulative Total	**3,854,425**	**3,332,909**

* The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multi-channel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	44,267	38,935
Churn	22,580	22,556
Churn Rate*3	7.5%	8.6%
April Net Increase	21,687	16,379
Cumulative Total	**3,641,509**	**3,165,119**
SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	12,093	7,105
Churn	3,221	1,231
Churn Rate*3	19.1%	9.2%
April Net Increase	8,872	5,874
Cumulative Total	**211,569**	**166,561**
Multi-channel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	520	519
Churn	7	6
Churn Rate*3	10.1%	10.1%
April Net Increase	513	513
Cumulative Total	1, 347	1, 229

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of April 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	438	134
Number of households*6	23,235	10,100

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multi-channel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multi-channel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

(Summary English Translation)

SKY PerfecTV!

Annual Report Release for the Fiscal Year Ended March 2005 (Consolidated Basis)

May 9, 2005

Company Name: SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Norio Sato
General Manager of
Finance & Accounting Dept.
Board Meeting Date: May 9, 2005
Adoption of U.S. GAAP: Not applicable

Stock Exchange: Tokyo Stock Exchange
Head Office: Tokyo
Tel.: (03) 5468-7800

1. Consolidated Business Results (April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2005	74,016	2.1	2,826	-31.9	3,681	-24.1
Year ended March 31, 2004	72,475	3.0	4,152	–	4,853	–

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2005	3,709	-15.4	1,630.78	1,629.52	4.0	3.0	5.0
Year ended March 31, 2004	4,384	–	1,957.23	1,955.30	4.7	4.0	6.7

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005: -75 million yen
   Year ended March 31, 2004: -91 million yen
2. *Average number of outstanding shares during each fiscal year (consolidated basis):*
   Year ended March 31, 2005: 2,265,614 shares
   Year ended March 31, 2004: 2,240,073 shares
3. *Changes in accounting treatment: Not applicable*

4. *Percentages appearing under operating revenue, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2005	121,132	89,408	73.8	41,332.86
Year ended March 31, 2004	126,536	96,258	76.1	42,449.21

(Note) Number of outstanding shares as of the end of each fiscal year (consolidated basis):
Year ended March 31, 2005: 2,268,509 shares
Year ended March 31, 2004: 2,267,608 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2005	4,302	-7,087	-10,916	32,239
Year ended March 31, 2004	8,322	1,296	-2,081	45,941

(4) Object of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 9
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method
Consolidated (new): 5 Equity method (new): 1
(excluded): 0 (excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Six months ending September 30, 2005	42,000	500	500
Year ending March 31, 2006	85,000	500	1,000

(Reference) Estimated net income per share (annual): 462.29yen
(Note) The forecast stated above has been prepared based on information available as of the date of this release. Actual results may vary from the forecasted figures due to various reasons.

FILE No.
82—5113

To whom it may concern:

May 9, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Business Results Summary of Fiscal Year 2004 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	FY03	FY04	Difference	Difference (%)	4Q/FY03	4Q/FY04
Total Sub. Net Addition (SKY PerfecTV/110)	221 (81)	177 (79)	△44 (△2)	△20. 1% (△2. 3%)	78 (52)	56 (28)
Total Sub. at Period End (SKY PerfecTV/110)	3, 647 (123)	3, 823 (203)	177 (79)	4. 8% (64. 4%)	3, 647 (123)	3, 823 (203)
New DTH Subscribers (SKY PerfecTV/110)	471 (81)	432 (59)	△39 (△22)	△8. 3% (△27. 4%)	145 (49)	118 (18)
Number of DTH Churn (SKY PerfecTV/110)	279 (7)	304 (13)	25 (6)	9. 0% (92. 1%)	76 (4)	72 (3)
DTH Sub. Net Addition (SKY PerfecTV/110)	192 (74)	128 (46)	△64 (△29)	△33. 4% (△38. 6%)	70 (45)	46 (15)
DTH Sub. at Period End (SKY PerfecTV/110)	3, 182 (115)	3, 310 (161)	128 (46)	4. 0% (39. 6%)	3, 182 (115)	3, 310 (161)
DTH Churn Rate (%) (SKY PerfecTV/110)	9. 0% (8. 9%)	9. 4% (9. 7%)	0. 4 (0. 8)	– (–)	9. 6% (15. 7%)	8. 8% (8. 8%)

- While the number of new DTH subscribers for our core SKY PerfecTV! service was more or less in line with what we had anticipated, overall the total number of DTH subscribers came in at 432,000, having been affected by a delay in the start of subscription promotions including the release of new packs and the launch of High-Definition Television. This represents a 8.3% fall in the total number of new DTH subscribers as compared with Q4 last year, when towards the end of the period, factors such as the launch of the Platform Business for Star Channel BS and the integration of subscribers as a result of the merger with Plat-One Corp, Ltd., etc. came into play.

- While the churn rate this period moved up to 0.6% from last year's figure of 0.5% due to factors such as the peak in the expiration of subscriptions made through the former Digital Club from early on in the period, Q4 also saw an improvement towards the end of the period thanks to the renewal of the Club SKY Perfect program guide for subscribers, and so the full-year DTH churn rate for the fiscal year ending March 2005 came in at 9.4%, 0.4 points up from the same period last year.

- As a result, cumulative DTH subscriptions at the end of the fiscal year ending March 2005 increased 128 thousand from the same term the previous year to stand at 3,310 thousand.

2. Business Results

Financial Summary (April 1, 2004 – March 31, 2005)

(Millions of Yen)

Consolidated	FY03	FY04	Difference	Difference (%)	4Q/FY03	4Q/FY04
Revenues	72, 475	74, 016	1, 541	2. 1%	18, 486	18, 427
Operating Profit	4, 152	2, 826	△1, 325	△31. 9%	733	△161
Profit before Income Taxes	4, 853	3, 681	△1, 171	△24. 1%	896	46
Net Profit	4, 384	3, 709	△675	△15. 4%	752	34
Total Assets	126, 536	121, 132	△5, 403	△4. 3%	126, 536	121, 132
Total Shareholder's Equity	96, 258	89, 408	△6, 849	△7. 1%	96, 258	89, 408
Net Cash from Operating Activities	8, 322	4, 302	△4, 019	—	3, 203	2, 727
Net Cash from Investing Activities	1, 296	△7, 087	△8, 383	—	4, 477	△6, 038
Net Cash from Financing Activities	△2, 081	△10, 916	△8, 834	—	△1, 597	△9, 448
Net Cash and Cash Equivalents at the End of Period	45, 941	32, 239	△13, 701	△29. 8%	45, 941	32, 239

Non-Consolidated	FY03	FY04	Difference	Difference (%)	4Q/FY03	4Q/FY04
Revenues	70, 028	71, 881	1, 853	2. 6%	17, 847	17, 828
Operating Profit	4, 251	3, 751	△500	△11. 8%	683	175
Profit before Income Taxes	5, 073	4, 677	△396	△7. 8%	887	362
Net Profit	4, 495	4, 532	36	0. 8%	735	349
Total Assets	121, 522	113, 573	△7, 948	△6. 5%	121, 522	113, 573
Total Shareholder's Equity	97, 419	91, 393	△6, 026	△6. 2%	97, 419	91, 393
Annual Dividends	500yen/ share	750yen/ share	250yen/ share	50. 0%	-	-

- Despite a somewhat slowdown of increase in subscriber numbers as compared to the same time last year, the continued increase in subscriber numbers has meant that revenues increased 2.1% on a consolidated basis compared to the same period last year and 2.6% on a non-consolidated basis.

- In terms of profit and loss, in addition to the increase in non-consolidated operating expenses through the implementation of aggressive subscription promotions and measures to prevent churn in the lead up to the end-of-year period in Q3 and Q4, and the additional depreciation that resulted from the early upgrade and replacement of broadcasting equipment such as encoders, etc. to keep pace with the changing media environment, there was also an increase in start-up costs with the SKY Perfect subsidiary OptiCast's expansion of the Hikari PerfecTV! service area. This resulted in a consolidated profit before income taxes of 3,681 million yen, down 1,171 million yen from the same period last year, and a consolidated net profit of 3,709 million yen, again down 675 million yen on the same period last year.

- In relation to annual dividends, while a dividend of 500 yen per share was paid to commemorate the Company's listing on the First Section of the Tokyo Stock Exchange, given that our move into positive figures and our Mid-Term Vision, announced in January 2005, have been largely progressing as anticipated, and in light of our commitment to provide stable dividends and to strengthen returns to stakeholders, the Company has decided to offer an ordinary dividend at the end of the period of 750 yen. This proposed dividend is due to be put forward for approval at the 11th Ordinary General Meeting of Stockholders in June.

- With regard to consolidated cash flows, the fall in consolidated net profit generated a cash flow from operating activities of 4,302 million yen; the upgrades to encoders and other transmission equipment and FTTH business-related investment led to a cash flow from investing activities of minus 7,087 million yen; while the acquisition of treasury stock and the payment of dividends also resulted in a cash from financing activities of minus 10,916 million yen. As a result, the balance of cash and cash equivalents at the end of the term amounted to 32,239 million yen. However, the balance when deposits of more than three months and marketable securities are factored in comes to 52,251 million yen.

3. **Forecast of Fiscal Year Ending March 2006 (from April 1, 2005 to March 31, 2006)**

(Thousands of People, Millions of Yen)

	FY04 Result	FY05 Forecast	Difference	Difference (%)
New DTH Subscribers (thousands)	432	540	108	25.0%
DTH Sub. Net Addition (thousands)	128	232	104	81.3%
DTH Sub. at Period End (thousands)	3,310	3,542	232	7.0%
Total Sub. at Period End (thousands)	3,823	4,055	232	6.1%
DTH Churn Rate (%)	9.4%	9.0%	△0.4	—
Consolidated				
Revenues (Semiannual)	37,146	42,000	4,853	13.1%
(Annual)	74,016	85,000	10,983	14.8%
Profit before Income Taxes (Semiannual)	3,599	500	△3,099	△86.1%
(Annual)	3,681	500	△3,181	△86.4%
Net Profit (Semiannual)	3,411	500	△2,911	△85.3%
(Annual)	3,709	1,000	△2,709	△73.0%
Non-consolidated				
Revenues (Semiannual)	36,068	37,500	1,431	4.0%
(Annual)	71,881	75,500	3,618	5.0%
Profit before Income Taxes (Semiannual)	3,959	1,200	△2,759	△69.7%
(Annual)	4,677	3,500	△1,177	△25.2%
Net Profit (Semiannual)	3,632	1,200	△2,432	△66.9%
(Annual)	4,532	3,500	△1,032	△22.8%
Annual Dividends	750yen／share	750yen／share	—	—

- Thanks to measures including the free antenna installation promotion run for SKY PerfecTV! and the launch of a rental service for set-top boxes, the increase in the number of 3-way set-top box shipments by SKY Perfect, the enhanced range of contents now available through High-Definition Television and our self-managed channels, and in light of the fact that SKY Perfect subsidiary OptiCast Inc. has expanded the service area for its Hikari PerfecTV! service, the number of new DTH subscribers is forecast to come in at 540,000, which represents an increase of 108,000 over figures for the period ending March 2005.

- In terms of the DTH churn rate, given the result in the term ending March 2005 (9.4%) and the improvement seen since February thanks to the renewal of the program information magazine Club SKY Perfect, we now forecast a DTH churn rate of 9.0%. Accordingly, we expect that the total number of DTH subscribers at period end will be 3,542,000.

- With respect to revenues, given the increase in non-consolidated revenues associated with the forecast subscriber numbers mentioned above and increases in the number of consolidated subsidiaries, we now expect consolidated revenues to come in at 85,000 million yen, which represents a very significant increase over the current results for the period ending March 2005.

- As for profit and loss, given increases in outlays to acquire new subscribers through stepped up promotional efforts as outlined above and the increase in relay circuit costs associated with the expansion of the SKY Perfect subsidiary OptiCast Inc.'s Hikari PerfecTV! service area, we expect that consolidated profit before taxes and consolidated net profit will come in at 500 million yen and 1,000 million yen respectively.

- In terms of dividends, despite the forecast drop off in profits indicated above, the Company's Mid-Term Vision is progressing as expected, and therefore we expect a dividend of 750 yen per share, the same as our revised dividend forecast for the March 2005 term. This reflects SKY Perfect's policy to provide stable dividends.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

May 9, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

SKY Perfect Communications Acquires Treasury Shares

(Treasury shares acquired based on the provisions of
Item 2, Paragraph 1 of Article 211-3 of the Commercial Code)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") resolved at a meeting of the Board of Directors held today to acquire treasury shares based on the provisions of Item 2, Paragraph 1 of Article 211-3 of the Commercial Code. The details of the acquisition are as follows:

Details

1. Reasons for acquisition

   The number of treasury shares that we will acquire through transactions in the market will be almost equivalent to the number of treasury shares that were not acquired in the bid to acquire treasury shares announced on February 23, 2005, and will be part of the implementation of improvement of capital efficiency and a flexible capital policy to aggressively promote our medium-term vision (announced on January 26, 2005). This medium-term vision is namely to respond to changes in the business environment,.

2. Details of Acquisition

(1) Type of shares to be acquired: ordinary shares of common stock of the Company
(2) Total number of shares to be acquired: 15,000 shares (maximum)
(percentage of total shares outstanding: 0.66%)
(3) Total value of shares to be acquired: 1,200 million yen (maximum)
(4) Schedule of acquisition of treasury shares: From May 11, 2005 to May 24, 2005

[Reference] Current treasury shares holding as of May 9, 2005

Total number of issued shares (except for treasury shares):	2,163,147 shares
Number of treasury shares:	105,372 shares

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

May 9, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Stock Options (Common Stock Acquisition Right)

We hereby notify you that, at a meeting of the Board of Directors held on May 9, 2005, SKY Perfect Communications Inc. (the "Company") decided to submit a proposal that requests the approval of issuing of common stock acquisition rights (the "Rights") as stock options, at the Company's 11th ordinary general shareholders' meeting, which is scheduled to be held on June 24, 2005.

Note

Issue the Rights as stock option to directors and the employees of the Company (including employees who will join the Company in the future; the same shall apply hereafter) pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan as follows:

1. Reason for issuing the Rights with especially advantageous conditions
   To further enhance motivation and willingness to improve the Company's performance
2. Persons who will receive the Rights
   The Company's directors as well as employees
3. Terms of issuing the Rights

(1) Class and number of shares to be issued or transferred for the Rights

Not more than 3,300 shares of common stock of the company.

Provided, that if the company splits or consolidates its common stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those Rights that remain unexercised at the relevant time. Any fractions less than one share arising as a result of such adjustment shall be rounded down to the nearest whole number.

Number of shares after adjustment	=	Number of shares before adjustment	X	Ratio of split or consolidation

Furthermore, upon merger, consolidation or split with other corporations, the Company will make the necessary adjustment of the number of shares to be issued but remain unexercised with the Rights.

(2) Total number of the Rights to be issued

Not more than 3,300 in total.

(The number of shares to be issued upon exercise of each right shall be one; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)

(3) Price of the Rights

No consideration shall be paid.

(4) Amount to be paid in for exercise of the Rights

Amount to be paid per Right will be the amount calculated by multiplying the payment amount per share, which is decided as set out below, by the number of shares per Right set out in (2) above.

The exercise price shall be 1.05 times of the average of closing prices of the common stock of the company in regular trading on the Tokyo Stock Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the Rights. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if such calculated price is lower than the closing price on the day of issuance of the Rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the Rights.

If, after the issuance of the Rights, the company disposes of treasury stock or the issues new shares at a less than the market price (excluding the exercise of subscription rights or common stock acquisition rights), the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares or Number of disposed shares} \times \text{Exercise price per share or transfer price}}{\text{Market price per share before new issuance or disposal}}}{\text{Number of issued shares} + \text{Number of newly issued shares or Number of disposed shares}}$$

Upon stock split or consolidation after the date of issuance of the right, the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Payment amount after adjustment} = \text{Payment amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Furthermore, upon merger, consolidation or split with other corporations after the date of issuance of the Rights, or if it is necessary to adjust the payment amount per share in accordance with that case, the Company will make the necessary adjustment of the payment amount per share.

(5) Period for exercising the Rights

Within ten years from the date of issuing the Rights, the period will be decided at a meeting of the Board of Directors of the Company.

(6) Conditions for exercising the Rights

① A person who was allocated the Rights will be able to exercise such Rights even after losing his/her position as the Company's director or employee. Provided however, if either of the following applies to a person who was allocated the Rights, that person will not be able to exercise the Rights subsequently.

(i) If a director is removed from the position or an employee is requested to resign or is dismissed in disgrace

(ii) If a director or an employee commits an act that is against the Company or that harms the Company's interests, such as assuming the post of the director, auditor, employee, advisor, contract employee, or consultant, etc. of a competitor of the Company. However, this is limited to a case in which such person commits the act with the intention of going against the Company or with the intention of harming the Company's interests

② If a person who was allocated the Rights dies, that person's successor will be able to exercise the Rights. The conditions regarding the exercise of the Rights by the successor follow the contract mentioned in ③ below.

③ Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights.

(7) Reason and conditions for cancellation of the Rights

①Where a merger agreement in which the Company becomes a defunct company is approved at the general shareholders' meeting, if a stock exchange agreement or a proposal regarding transfer of the shares in which the Company becomes a wholly-owned subsidiary is approved at the general shareholders' meeting, or if it is necessary, the Company may cancel all of the common stock acquisition rights without charge.

② Where a person who was allocated the Rights becomes unable to exercise the Rights for the reason set out in (6) above, the Company may cancel such Rights without charge.

③ The Company may cancel non-exercised Rights acquired and held by the Company at its own discretion.

(8) Limit on transfer of the Rights

The transfer of the Rights requires the approval of a meeting of the Board of Directors.

(9) Others

Other details will be fixed in the meetings of the Board of Directors.

(Note) The conditions for the content above is that the proposal to issue the Rights as stock options is adopted at the Company's 11th ordinary general shareholders' meeting, scheduled to be held on June 24, 2005.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

May 10, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Unveiling of Multi-Channel IP Video Distribution Technology Based on Grid Computing

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has embarked on a joint research project with Utagoe, Ltd. (Head Office: Minato-ku, Tokyo; President and Representative Director : Tomonari Sonoda; "Utagoe") to actively advance grid computing technology, which is gaining attention as a next-generation information service infrastructure deployed by linking computers over networks, in the field of video and sound distribution. The first-ever demonstration of this technology and its application to the multi-channel IP video distribution service will be publicly unveiled at the Grid World Expo 2005 to be held in Tokyo on the 11th and 12th of this month (Venue: Tokyo International Forum; Organized by: IDG Japan, Inc.; Sponsored by: Grid Consortium Japan).

Grid computing is a technology that virtually integrates data and computers over networks as required. This technology is expected to have broad-ranging applications. For example, it will make it possible to network a number of computers together to produce a super computer.
SKY Perfect and Utagoe have proposed a tailoring of this technology to suit sophisticated IP distribution technology in the area of video and sound distribution. The two companies will work together to commercialize this "Casting Grid" technology and in doing so, are seeking to further the potential of gird computing.

The demonstration to be staged at Grid World Expo 2005 will involve showing visitors images that SKY Perfect is actually simultaneously broadcasting on multiple channels on a computer screen to showcase the highly effective "Casting Grid" video distribution technology.

In the Company's Mid-Term Vision released in March this year, SKY Perfect set out our plans to expand our multi-platform strategy that will make SKY Perfect an integral part of all aspects of people's lives, and also clarified our plans to further expand network-based video distribution. From August this year, empirical tests will be carried out on the grid technology-based multi-channel video distribution service, to be showcased for the first time at the Grid World Expo 2005 event, by linking it up with authentication and billing systems, as we continue to examine the viability of offering this as a commercial service.

(Reference)

Casting Grid – Conceptual Diagram



Retransmission from satellite broadcasts
Video distribution server
Multi-Channel IP Platform
Encoding and encryption server
Customer Management and billing server
Internet
Grid Network
ADSL
FTTH
PC
PC

「Grid World Expo 2005」

Organized by:	IDC Japan, Inc.
Sponsored by:	Grid Consortium Japan
Dates:	Wednesday May 11, 2005 – Thursday May 12, 2005
Time:	11:00 am – 6:00 pm
Venue:	Tokyo International Forum HALL B
Inquiries:	Grid World General Secretariat (03-5800-4831)

About Utagoe

*Utagoe was commissioned by the National Institute of Advanced Science and Technology (President: Dr. Hiroyuki Yoshikawa) and the Grid Technology Research Center (Director: Satoshi Sekiguchi) to provide an interactive dialogue system to enable communication between remote users for the Aichi World Expo 2005. Utagoe is also working together with Waseda University Vice-President Yoichi Muraoka's research group to develop video and sound distribution technology based on grid computing technology.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

May 25, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Outcome of acquiring Treasury Shares

SKY Perfect Communications Inc. announces on the outcome of acquiring treasury shares based on the provisions of Item 2, Paragraph 1 of Article 211-3 of the Commercial Code. Details are as follows.

The Company hereby also provides notice that the acquisition of treasury stock based on a resolution made at the meeting of the Board of Directors held on May 9, 2005 was concluded.

Details

1. Period for acquisition:	From May 11, 2005 to May 24, 2005
2. Total number of acquired shares:	12,068 shares
3. Total value of acquired shares:	1,009,505,000 yen
4. Method of acquisition:	Market transactions at Tokyo Stock Exchange

[Reference]

1. Resolutions of a meeting of the Board of Directors held on May 9, 2005

Type of shares to be acquired:	Common stock of the Company
Total number of shares to be acquired:	15,000 shares (maximum)
Total value of shares to be acquired:	1,200 million yen (maximum)

2. Current treasury shares holding as of May 25, 2005

Total number of issued shares:	2,268,540 shares
Number of treasury shares:	117,440 shares (5.18% of total outstanding shares)

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

May 25, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Informal Decision on Board Member Change

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) announces that the meeting of the Board of Directors held on May 25, 2005 has made an informal decision on a board member change. The details of the decision are as follows.

The appointment of directors will be officially decided with the approval at the 11th ordinary shareholder's meeting to be held on June 24, 2005. Thereafter directors will be appointed or will retire. Representative directors and the titles of directors will be officially decided at the meeting of the Board of Directors to be held on the same day.

Details

<Candidates for director>

Name	Reappointment or new appointment as director	Post
Yasushi Hosoda	Reappointed	Chairman and Representative Director
Hajime Shigemura	Reappointed	President and Representative Director
Hiroyuki Shinoki	Reappointed	Executive Vice President
Masao Nito	Reappointed	Managing Director
Ryoji Hirabayashi	**Newly appointed**	Managing Director
Tatsuro Saito	**Newly appointed**	Non-Executive Director
Kikujiro Shikano	Reappointed	Non-Executive Director
Tatsuya Tamura	Reappointed	Non-Executive Director
Kageo Nakano	Reappointed	Non-Executive Director
Nozomu Yoshida	Reappointed	Non-Executive Director
Toshichika Ishihara	Reappointed	Non-Executive Director
Kenji Kamimura	Reappointed	Non-Executive Director
Masakatsu Mori	**Newly appointed**	Non-Executive Director

* Messrs. Kikujiro Shikano, Tatsuya Tamura, Kageo Nakano, Nozomu Yoshida, Toshichika Ishihara, Kenji Kamimura and Masakatsu Mori meet the requirement for external directors, as provided in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

＜Directors to retire＞

Name	Current title
Kunioki Ishibashi	Managing Director

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

May 25, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Privacy Mark Granted

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect") has been certified as a company that meets the Requirements for Compliance Program on Personal Information Protection (JISQ15001). On May 18, 2005, SKY Perfect was granted Privacy Mark (Certification No. A810004 [01]) by Japan Information Processing Development Corporation (JIPDEC), the body that registers privacy marks.

Under the privacy mark system, JIPDEC has the power to certify a private enterprise and grant a privacy protection mark when that enterprise has a proper system in place to protect personal information. It aims to allow individuals as subjects of information to readily determine which private enterprise properly deals with personal information by looking at the Privacy Mark.

Since the introduction of the Personal Information Protection Act in April 2005, maintenance and establishment of high security measures and a management system for personal information protection have become factors that are even more important in the operations of SKY Perfect, a provider of services through such operations as a platform business in the broadcasting and communications fields to approximately 3.85 million customers. Data Network Center Corporation (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saito, "DNCC"), a subsidiary of SKY Perfect that maintains and manages the personal data of 3.85 million customers as well as charges and receives fees, has been part of the Compliance Program on Personal Information Protection since it was granted a privacy mark in July 2003. The granting of the privacy mark denotes that SKY Perfect has achieved a standard of personal information management that can be relied on by broadcasting companies as well as by customeres. Information about SKY Perfect's initiatives for personal information protection is available on SKY Perfect's website at:
http://www.skyperfectv.co.jp/privacypolicy/)

SKY Perfect is more committed than ever before to bolstering security and stepping up measures to protect personal information. We remain dedicated to continuing to provide a feeling of security and trust, together with DNCC, which is charge of our customer center operations.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

May 30, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

A Capital Tie-Up with Index Corporation

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect") announces that it has made a decision to form a capital tie-up with Index Corporation (JASDAQ Code 4835, Head Office: Setagaya-ku, Tokyo; President: Yoshimi Ogawa; "Index"). The details are as follows.

1. Background of the tie-up

SKY Perfect has primarily been operating the satellite broadcasting platform business that links subscribers with licensed broadcasters and licensed satellite operator. It has hitherto amassed over 3.85 million subscribers (total number of registrations). Announced on January 26, 2005, its Mid-Term Vision for FY 2005 to FY 2010 set the target of developing SKY Perfect and its group companies into Japan's largest conglomerate in the pay broadcasting (content distribution) industry to provide consumers with wide-ranging and diverse content services.

Index leads its corporate group that offers varied content and services for mobile and many other different media. It runs a content business, commerce business and publishing business and has close relations with the toy industry as well as with the broadcasting industry.

With this capital tie-up with Index, SKY Perfect will be further accelerating its multi-platform strategy, including the mobile platform, and continuing to strengthen its content procurement capabilities with the use of the expertise, members and the network owned by Index and its group to press on with establishing a pay broadcasting business conglomerate in the era of integration between broadcasting and communications.

2. Details of the tie-up

SKY Perfect will accept 44,052 shares, which account for 4.69 % of all outstanding shares, among the news shares allocated to third parties for capital participation. The number of shares acquired, the acquisition cost and the shareholding status before and after the acquisition are as follows:

(1) No share owned (with no voting rights and 0% ownership) before the capital tie-up

(2) 44,052 shares (with 44,052 voting rights) to be acquired at an acquisition cost of 9,999,804,000 yen

(3) 44,052 shares to be owned (with 44,052 voting rights and 4.69 % ownership) after the capital tie-up

The comprehensive partnership between SKY Perfect and Index with respect to the content businesses and mutual services for each other's subscribers, centered on satellite broadcasting and mobile media, will lead to mutual use of each company's content, subscriber base, management resources and service expertise to expand the services for viewers and users and to enhance cross-media services for subscribers. Both companies will establish a project team for actualize the partnership to start continuous deliberations between them. SKY Perfect will assign a non-executive director to Index.

SKY Perfect will be setting up a new company that operates a new business based on mobile phones to strengthen the mobile segment on June 1, 2005. It believes that this partnership with Index will further accelerate the multi-platform strategy for expansion to mobile communications. In non-mobile sectors, both companies expect to offer synergy to each other by each covering high-affinity business segments in the media-related business and by forming partnership relations. One example is Index's acquisition of the right to achieve online distribution of video clips associated with the 2006 FIFA World Cup™ to PCs and mobile terminals in Japan, as announced today by Index. Combining complete coverage of all matches by SKY Perfect and mobile terminals by Index, this project will be able to offer customers a video distribution service that integrates broadcasting and communications.

3. Corporate profile of Index Corporation

(1) Company name: Index Corporation

(2) President: Yoshimi Ogawa

(3) Head Office: Carrot Tower, 4-1-1 Taishido, Setagaya-ku, Tokyo

(4) Founded: September 1995

(5) Line of business: Planning, production and distribution of content for mobile phones and development and sale of video technologies and video software

(6) Accounts closed: August

(7) Number of employees: 153 (on a con-consolidated basis)

(8) Capital: 10,732 million yen (as of the end of April 2005)

(9) Total issued stocks: 849,819 stocks (as of the end of April 2005)

(10) Major shareholders and their shareholding ratios

Shareholder	Number of shares owned	Shareholding ratio
Masami Ochiai	199,240	23.81 %
Mitsubishi Corporation	60,376	7.22 %
Yoshimi Ogawa	53,524	6.40 %
Japan Trustee Services Bank, Ltd. (Account in trust)	47,373	5.66 %
The Mitsubishi Trust and Banking Corporation (Account in trust)	30,602	3.66 %
Fuji Television Network, Inc.	16,320	1.95 %

Kazutoshi Watanabe	15,824	1.89 %
The Master Trust Bank of Japan, Ltd. (Account in trust)	15,279	1.83 %
TV Asahi Corporation	12,960	1.55 %
Japan Securities Finance Co., Ltd.	12,026	1.44 %

(As of the end of February 2005)

(11) Trends in consolidated results in recent fiscal years

	Year ending August 31, 2003	Year ending August 31, 2004
Sales	20,487 million yen	39,131million yen
Operating profit	2,299 million yen	3,577 million yen
Ordinary profit	2,442 million yen	3,580 million yen
Net profit	1,289 million yen	△11,175 million yen
Total assets	12,819 million yen	51,422 million yen
Shareholders' equity	9,185 million yen	7,918 million yen

4. Timetable

May 30, 2005: Decision on the capital tie-up and new stock issuance from Index

June 15, 2005: Payment and stock acquisition (expected)

5. Future outlook

This capital tie-up is part of the tangible progress in our Mid-Term Vision. At this stage, there is no revision to this Vision. We will be announcing updated information regarding the impact of this tie-up on our consolidated results for the March 2006 term on a later date after studying the specific plan for the partnership.

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

To whom it may concern:

June 2, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of May 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of May 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	52, 549	43, 573
Churn	26, 557	22, 832
Churn Rate*3	8. 3%	8. 2%
May Net Increase	25, 992	20, 741
Cumulative Total	3, 880, 417	3, 353, 650

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multi-channel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	40, 027	37, 172
Churn	23, 301	21, 728
Churn Rate*3	7. 7%	8. 2%
May Net Increase	16, 726	15, 444
Cumulative Total	3, 658, 235	3, 180, 563
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	12, 346	6, 230
Churn	3, 247	1, 095
Churn Rate*3	18. 4%	7. 9%
May Net Increase	9, 099	5, 135
Cumulative Total	220, 668	171, 696
Multi-channel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	176	171
Churn	9	9
Churn Rate*3	8. 0%	8. 8%
May Net Increase	167	162
Cumulative Total	1, 514	1, 391

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of May 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	475	139
Number of households*6	29, 112	10, 235

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multi-channel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multi-channel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

June 23, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of SPACE SHOWER NETWORKS INC Shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has acquired all shares in SPACE SHOWER NETWORKS INC (JASDAQ:4838; Head Office: Minato-ku, Tokyo; President and Representative Director: Takeshi Nakai; "Space Shower") held by CHANNEL[V]NETHERLANDS No1 B.V. (Standing proxy: News Broadcasting Japan Co., Ltd.), which equates to 2,666 shares or 10.0% of the total number of shares already issued by the company, through a negotiation transaction for a sum of 1,013,080,000 yen (380,000 yen per share).

Space Shower uses SKY Perfect to broadcast its music channels "Space Shower TV" and "Video Music Ch.," as well as its weather information channel "e-Tenki.net," and taking into account distribution to cable television stations as well, is Japan's largest music video content broadcaster and distributor with an audience nationwide of some 6.066 million households (as of March 31, 2005). With business activities centering on its "Space Shower TV" brand, Space Shower is now actively expanding its mobile business, which includes the distribution of music content such as melodic ring tones for mobile phones, as well as its advertising business which involves tie-ups with music events.

This acquisition of shares will be made as part of concrete measures by SKY Perfect to strengthen the company's vertical expansion or DTH business expansion, in line with the Mid-Term Vision (FY2005-2010) announced on January 26, 2005. Through this acquisition, SKY Perfect is not only aiming to strengthen our partnership with Space Shower, who has know-how and experience in the operation of music channels and music content production, and to effectively market music, so-called "killer content," through CS digital broadcasting, but to also actively expand the provision of content for the Internet and other networks as well as for mobile handsets, thereby further stepping up SKY Perfect's multi-platform strategy.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL : 03-5468-9400 FAX : 03-5468-9399

To whom it may concern:

June 24, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Executive Reshuffle

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) has approved and formally decided on the appointment of new Directors at the 11th Ordinary General Meeting of Shareholders held on June 24, 2005, as was announced on May 25, 2005. SKY Perfect also elected Representative Directors, Managing Directors and Executive Officers at the Board Meeting held after the Ordinary General Meeting of Shareholders. Representative Directors of subsidiaries have been made as an informal decision and will be officially decided shortly after following the necessary procedures at each company. The details of the decision are as follows.

● Directors/Auditors (As of June 24, 2005)

Chairman and Representative Director	Yasushi Hosoda
President and Representative Director	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Director	Masao Nito
Managing Director (Newly appointed)	Ryoji Hirabayashi
Non-Executive Director (Newly appointed)	Tatsuro Saitoh
Non-Executive Director	Kikujiro Shikano
Non-Executive Director	Tatsuya Tamura
Non-Executive Director	Kageo Nakano
Non-Executive Director	Nozomu Yoshida
Non-Executive Director	Toshichika Ishihara
Non-Executive Director	Kenji Kamimura
Non-Executive Director (Newly appointed)	Masakatsu Mori

● Executive Officers (as of June 24, 2005)

First Senior Executive Officer (Promoted)	Junichi Watanabe
Senior Executive Officer (Promoted)	Toshikuni Shimizu
Senior Executive Officer (Promoted)	Masafumi Kawanishi
Senior Executive Officer (Newly appointed)	Akira Tanaka
Executive Officer	Uju Yamazaki
Executive Officer	Shuhei Yamaura

● Subsidiaries

Company	Ratio of shareholding	Representative Directors (informal)
OptiCast Inc.	100%	Tatsuro Saitoh (Newly appointed)
Pay Per View Japan, Inc.	65.0%	Junichi Watanabe (Newly appointed)
Data Network Center Corporation	51.0%	Hisami Kataoka (Newly appointed)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

June 24, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Establishment of Information Disclosure Committee

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce the new establishment and start of operations of the Information Disclosure Committee, established as an advisory body to the President and Representative Director, to further bolster the Company's internal systems for the timely and appropriate disclosure of company information.

When disclosing company information, SKY Perfect has long endeavored to execute appropriate and timely disclosures in accordance with the Securities and Exchange Law, the Tokyo Stock Exchange's ("TSE") regulations relating to timely disclosure, and other relevant legislation and regulations. The Company submitted a Declaration on Timely Disclosure, signed by the President and Representative Director, to the TSE on February 28 this year, thereby expressing our intention to take a serious approach to information disclosure. The formation of the Information Disclosure Committee is part of measures we are taking to promote better information disclosure. The Committee is designed not only to facilitate the timely and appropriate disclosure of information by SKY Perfect as a listed company, but also to facilitate the speedy and fair disclosure of information to our subscribers and other relevant parties, and the speedy and fair disclosure of information in general as a company that has a strong presence in the community.

The Committee will be headed up by the President and Representative Director and shall be made up of, in addition to the President and Representative Director, the Director and Executive Officer that oversee information disclosure, and other Executive Directors and Executive Officers that manage the information to be discussed on disclosure. Standing auditors shall also participate in Committee investigations as observers, and the General Managers of the Public Relations and Investor Relations Departments shall perform secretariat functions. Through regular committee to be held during the Management Committee meetings that are usually convened weekly and special committee meetings called as required, the Committee will look at the necessity and details of information disclosure.

Information subject to investigation by the Committee can be classified into three categories; ①

information disclosed in accordance with the TSE's timely disclosure regulations; ② information that is broader in scope than ① and that is disclosed in light of its importance to the Company's expansion of business activities; and ③ information not required to be disclosed under TSE regulations, but that is disclosed in light of its social importance or public nature. Particularly through the disclosure of information that comes under ② above, such as information on personnel or organizational changes, damages caused by disasters, or the commencement of new business activities and the like, the Company is aiming to further actively expand on disclosures made under ① above. Moreover, through the disclosure of information that comes under ③ above, such as information on personal information leaks and broadcasting interruptions, SKY Perfect will endeavor to enhance its information disclosure in keeping with the public nature of our corporate activities.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL : 03-5468-9400 FAX : 03-5468-9399

To whom it may concern:

June 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

OptiCast to Provide CS Multi-Channel Broadcasts to Cable Television Station

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), has filed an application for the commencement of business under the Cable Television Broadcast Law to the Ministry of Internal Affairs and Communications, for the deployment of HIKARI PerfecTV! Multichannel Pay TV Services using part of the fiber-optic network bandwidth owned by Cable City Yokohama (Head Office: Nishi-ku, Yokohama; President: Hideaki Nagaoka; "CCY"), who are engaged in cable television business, primarily in the Minato Mirai 21 district.

This partnership will enable CCY to retransmit all types of broadcasts ranging from terrestrial analog and digital and BS analog and digital broadcasts to AM, FM and SW radio broadcasts, through their newly upgraded fiber-optic network, while on the other hand, it will enable OptiCast to provide HIKARI PerfecTV! Multichannel Pay TV Services by using the available bandwidth on the same fiber-optic network. Subject to approval of their recent application to the Ministry of Internal Affairs and Communications, OptiCast will ready itself for the provision of services covering their major broadcasts to the central part of the Minato Mirai 21 district over the fiber-optic network from August 1, 2005. The pricing scheme will be the same as that for existing HIKARI PerfecTV! Multichannel Pay TV Services, with the new subscription fee set at 2,940 yen, basic monthly charges at 410 yen, set-top box rental charge at 315 yen (including consumption tax), and monthly fees for optional channel selections and package sets charged on top of these fees. The service is due to be made available to one condominium complex and around 900 households in the area to start with, with service then to be progressively expanded to accommodate some 4,500 households in the future.

Established in 1993, CCY's primary aim has been to address reception problems in the Minato Mirai 21 district, an area characterized by its modern high-rise buildings, and surrounding areas, and to date has been providing retransmission services over analog, copper-cable networks. Now, the availability of a digital fiber-optic network will dramatically increase CCY's transmission capabilities, enabling them to realize cutting-edge multichannel broadcasting services by also making use of OptiCast's video distribution know-how.

To date, OptiCast has been using the fiber-optic networks of telecommunications companies to deploy their services in Tokyo and Osaka under the Law Concerning Broadcast via Telecommunications Carriers' Facilities, but this is the first time that OptiCast has worked together with an existing cable television provider in the distribution of video content.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL : 03-5468-9400 FAX : 03-5468-9399

June 30, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of HIKARI PerfecTV! Service in the Kawasaki and Yokohama Areas

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director:Tatsuro Saitoh; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), will launch the HIKARI PerfecTV! service in the Kawasaki and Yokohama areas today.

OptiCast has already deployed the service to the 23 wards of Tokyo, Osaka-shi, Toyonaka-shi, Suita-shi, and almost all areas in Moriguchi-shi, and some areas in Kadoma-shi, Higashi Osaka-shi, and Settsu-shi. Having finalized registration of changes relating to service areas for cable television broadcasting operations in the Kawasaki and Yokohama areas under the Law Concerning Broadcast via Telecommunications Carriers' Facilities with the Ministry of Internal Affairs and Communications, OptiCast will now launch the HIKARI PerfecTV! service across Kawasaki-shi, almost all areas in Yokohama-shi's Tsurumi-ku, Kanagawa-ku, Nishi-ku, Naka-ku, Minami-ku, Kouhoku-ku, Aoba-ku, and Tsudzuki-ku, as well as some areas in Yokohama-shi's Hodogaya-ku, Totsuka-ku, Kounan-ku, and Midori-ku.

Subject to approval of its application for the commencement of business to the Ministry of Internal Affairs and Communications in accordance with the Cable Television Broadcast Law, OptiCast plans to launch its HIKARI PerfecTV! Multichannel Pay TV Services in Yokohama's Minato Mirai 21 district from August 1, 2005. These services will be provided using available bandwidth on the fiber-optic network owned by Cable City Yokohama (CCY). Meanwhile, in the Mid-Term Vision, SKY Perfect announced that the service area will be progressively expanded to cover the seven major metropolitan areas by the end of FY2006 to provide some 13.5 million households nationwide with access to this service. SKY Perfect is also aiming to introduce the HIKARI PerfecTV! service to around 50,000 households in condominiums throughout FY2005.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Ref.)

· Overview of service options

Channel details

HIKARI PerfecTV! Basic Channel Services

- Terrestrial analog broadcasting
- Terrestrial digital broadcasting
- BS analog broadcasting
- BS digital broadcasting
- FM radio broadcasting

→ Available to all households →

Monthly service charges (Tax included)

①Video cable charge: 18,900 yen/network (building)

②Distribution equipment usage charge:
410 yen/household

→ Payment collected in a lump-sum out of condominium management fees

HIKARI PerfecTV! Multichannel Pay TV Services

- Each SKY Perfect channel
- Each SKY Perfect packaged set

→ Voluntary subscription →

③HIKARI PerfecTV! Multichannel Pay TV
Basic fee: 410 yen/subscription

④HIKARI PerfecTV! Multichannel Pay TV
Set-top box rental charge: 315 yen/subscription

⑤HIKARI PerfecTV! Multichannel Pay TV
Subscription fee: Subscribed Ch+PPV, etc.

※ A registration fee of 2,940 yen is charged separately at the time of subscription.

→ HIKARI PerfecTV! Multichannel Pay TV Services
Collected individually from subscribers.

※Some regular SKY PerfecTV! channels are not available for viewing at present.

※NHK reception charges and paid broadcasting service viewing fees will be charged separately.

To whom it may concern:

FILE No.
82-5113

June 30, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Management Organization Changes

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce the following organizational changes as of July 1, 2005.

Details

1. Organizational changes

SKY Perfect will abolish its traditional group ("bumon")-based organizational structure (Finance & Control Group, Program Acquisition & Development Group, Platform Business Group, and Technology & Development Group) in favor of a group ("honbu") -based structure.

Accordingly, the Finance & Control Group, the Programming & Coordination Group, the Broadcasting Business Group, the Sales Group, the Business Development Group, and the Technology & Development Group will be newly established.

-Finance & Control Group

Finance & Control Group will oversee the Legal Department, Human Resources and General Affairs Department, Finance & Accounting Department, Public Relations Department, and Investor Relations Department.

- Programming & Coordination Group

Programming & Coordination Group will oversee the Broadcasting Operation Department, Programming & Coordination Department, and Market Analysis Department.

- Broadcasting Business Group

The Program Information Center will be newly established.

Broadcasting Business Group will oversee the Customer Satisfaction Promotion Department, Broadcasting Business Department, and the Program Information Center.

- Sales Group

Sales Group will oversee the Advertising & Promotion Department, Sales Planning & Control Department, and Sales Department.

- Business Development Group

Business Development Group will oversee the Business Development & Promotion Department and the Business Investment Department.

- Technology & Development Group

Technology & Development Group will oversee the Broadcasting & Production Technology Department, Platform Systems Department, Information Technology Department, and Platform Technology Department.

2. Duties Delegated to Executive Directors and Executive Officers

Position	Name	Delegated Duties and Role
Chairman and Representative Director	Yasushi Hosoda	Internal Audit Dept.
President and Representative Director	Hajime Shigemura	
Executive Vice President	Hiroyuki Shinoki	Privacy Compliance Dept., Platform Strategy Planning Dept., Programming & Coordination Group, Broadcasting Business Group, Sales Group, Business Development Group
Managing Director	Masao Nito	Corporate Planning Dept., Affiliates Administration Dept., Technology & Development Group
Managing Director	Ryoji Hirabayashi	Finance & Control Group
First Senior Executive Officer	Junichi Watanabe	President and Representative Director of subsidiary companies (SKY Perfect Well Think Co.,Ltd., Samurai TV. Inc., Pay Per View Japan Inc.)
Senior Executive Officer	Toshikuni Shimizu	Finance & Control Group General Manager
Senior Executive Officer	Masafumi Kawanishi	Sales Group General Manager
Senior Executive Officer	Akira Tanaka	Programming & Coordination Group General Manager, Broadcasting Business Group General Manager
Executive Officer	Uju Yamazaki	Business Development Group General Manager
Executive Officer	Shuhei Yamaura	Technology & Development Group General Manager

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

· Organizational Chart (As of July 1, 2005)



Shareholders' Meeting
Board of Auditors
Auditors
Board of Directors
Compensation Advisory Committee
Candidate Advisory Committee
Governance Advisory Committee
Chairman
Internal Audit Department
President
Management Committee
Information Disclosure Committee
Committee for the Management of Personal Information
Finance & Control Group
Legal Dept.
Human Resources & General Affairs Dept.
Finance & Accounting Dept.
Public Relations Dept.
Investor Relations Dept.
Programming & Coordination Group
Broadcasting Operation Dept.
Programming & Coordination Dept.
Market Analysis Dept.
Broadcasting Business Group
Customers Satisfaction Promotion Dept.
Broadcasting Business Dept.
Program Information Center
Sales Group
Advertising & Promotion Dept.
Sales Planning & Control Dept.
Sales Dept.
Business Development Group
Business Development & Promotion Dept.
Business Investment Dept.
Technology & Development Group
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technology Dept.
Platform Technology Dept.
Platform Strategy Planning Dept.
Privacy Compliance Dept.
Corporate Planning Dept.
Affiliates Administration Dept.

To whom it may concern:

July 4, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of June 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of June 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	47, 434	36, 435
Churn	30, 079	22, 290
Churn Rate*3	9. 3%	8. 0%
June Net Increase	17, 355	14, 145
Cumulative Total	3, 897, 772	3, 367, 795

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	32, 725	30, 969
Churn	23, 394	20, 976
Churn Rate*3	7. 7%	7. 9%
June Net Increase	9, 331	9, 993
Cumulative Total	3, 667, 566	3, 190, 556
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	14, 581	5, 330
Churn	6, 679	1, 308
Churn Rate*3	36. 3%	9. 1%
June Net Increase	7, 902	4, 022
Cumulative Total	228, 570	175, 718
Multi-channel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	128	136
Churn	6	6
Churn Rate*3	4. 8%	5. 2%
June Net Increase	122	130
Cumulative Total	1, 636	1, 521

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of June 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	499	151
Number of households*6	31, 602	10, 810

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multi-channel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multi-channel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

July 13, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Change-Over to a New System Accompanying Transmission Equipment Upgrades

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has continued to provide service using the platform transmission equipment of predecessor companies PerfecTV! (using the JCSAT-3 communications satellite at 128 degrees longitude east) and JskyB (using the JCSAT-4A communications satellite at 124 degrees longitude east) even after the merging of these two companies in 1998. Now, however, SKY Perfect has built a new system that incorporates cutting-edge digital technology at our Meguro Media Center (Shinagawa-ku, Tokyo) and has integrated the two systems into one to make operations more efficient.

The change-over to the new system is expected to be complete with the change-over of channels that formerly belonged to JskyB to the new system for start of operations from 6 am today, and the change-over of the remaining channels that formerly belonged to PerfecTV! is due to take place in September this year.

The upgraded transmission equipment forms the central system for our platform business in that it digitally compresses the program content sent from about 100 broadcasters on each channel over optical fiber and multiplexes electronic program guides (EPG) and other data for transmission to the sending stations (uplink sites). As this was the first time that SKY Perfect, which was the first company to commence digital broadcasting in Japan in October 1996, was to upgrade our transmission equipment, these current operations are the result of very careful and ongoing investigations and development efforts over the last three years. Please note that the antennas and set-top boxes currently in use by subscribers can continue to be used as they are after the change-over to the new system.

The total cost of introducing this new system is expected to come in at around 10 billion yen, and budgetary steps have already been taken since FY2003. Moving forward, SKY Perfect will continue to explore the possibilities associated with CS digital multichannel broadcasting and continue to provide cutting-edge digital broadcasting services.

End.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL : 03-5468-9400 FAX : 03-5468-9399

FILE No.
82—5113

July 25, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Exclusive Broadcasting Rights in Japan for the FIBA World Championship 2006 for Basketball

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has obtained the exclusive broadcasting rights (including the rights for satellite, terrestrial, and cable television broadcasting) in Japan for all 80 games to be played during the FIBA WORLD CHAMPIONSHIP 2006 that will be held in Japan from August 19, 2006 to September 3, 2006.

The FIBA WORLD CHAMPIONSHIP is the leading world championship for basketball that decides the world's best in men's basketball out of the 212 countries and regions around the world that are affiliated with FIBA (the International Basketball Federation). The first FIBA WORLD CHAMPIONSHIP was held in Buenos Aires, Argentina in 1950, and since then, has been held once every four years in the intervening years between Olympics. The 2006 WORLD CHAMPIONSHIP will be the 15th championship, and marks the first time the event has been staged in Asia in 28 years since the 8th WORLD CHAMPIONSHIP was held in Manila in the Philippines in 1978. For the 2006 FIBA WORLD CHAMPIONSHIP there has been a dramatic increase in the number of participating countries (regions), up from 16 teams to 24 teams. For this reason, group team rounds will be held in four cities: Sapporo City in Hokkaido, Sendai City in Miyagi Prefecture, Hamamatsu City in Shizuoka Prefecture, and Hiroshima City in Hiroshima Prefecture. In addition to this, the final round is due to be played in Saitama City in Saitama Prefecture. SKY Perfect plans to use the features of its multichannel services to provide coverage for all 80 games including live broadcasts. SKY Perfect is also currently coordinating sub-licensees for multichannel and terrestrial broadcasting rights, and will announce the details of such arrangements once they are decided upon.

At the same time that we won the broadcasting rights for the FIBA WORLD CHAMPIONSHIP 2006, SKY Perfect also obtained the rights to broadcast all eight games of the KIRIN INTERNATIONAL BASKETBALL 2005 (to be held from August 20, 2005 to August 24, 2005) organized by the Japan Basketball Association (JABBA). SKY Perfect plans to provide coverage of all eight games through live broadcasts over our Perfect Choice (182 ch) and SKY Channel! 110 (802 ch) channels. KIRIN INTERNATIONAL BASKETBALL 2005 is set to be a pre-championship competition involving a play-off between the teams of four countries – Korea (ranked 20th on the FIBA rankings), Lithuania (ranked 6th on the FIBA rankings), Turkey (ranked 18th on the FIBA rankings), and Japan (ranked 23rd on the FIBA rankings).

Through the broadcasting of these two events, as well as the 2005-06 NBA (Perfect Choice), WNBA (Sports-i ESPN) , JBL Super League 2005-2006 (sky·A), and the 7th W League (sky·A), SKY Perfect will showcase the appeal of both Japanese and international basketball content to many viewers, and at the same time, will continue to endeavor to enhance and expand our range of varied and appealing sports content moving forward.

【Notice of Live SKY Perfect Basketball Broadcasts】

Outline of KIRIN INTERNATIONAL BASKETBALL 2005 broadcasting

SKY Perfect will provide a non-scrambled (free of charge) broadcast of all eight games of the KIRIN INTERNATIONAL BASKETBALL 2005, to be held as pre-championship competition in the lead up to the FIBA WORLD CHAMPIONSHIP 2006 (August 19, 2006 to September 3, 2006).

Starting with the broadcast of this event, SKY Perfect then plans to expand our coverage of the Japanese team and of basketball content in the lead up to the FIBA WORLD CHAMPIONSHIP 2006, and further plans to strengthen basketball content so that it may become a mainstay of sport's channel coverage alongside baseball, soccer, and martial-arts.

(Broadcast title)	KIRIN INTERNATIONAL BASKETBALL 2005
(Broadcast channels)	SKY PerfecTV! Ch.182 Perfect Choice

SKY PerfecTV! 110 (*1) Ch.802 SKY Channel! 110

(Broadcast date/time) Aug. 20 (Sat) 16:15-22:00 (Live from the Saitama Super Arena)

(16:30 Lithuania vs. Turkey /19:00 Japan vs. Korea)

Aug. 21 (Sun) 12:15-18:00 (Live from the Saitama Super Arena)

(12:30 Korea vs. Lithuania/15:00 Turkey vs. Japan)

Aug. 22 (Mon) 16:15-22:00 (Live from the Hamamatsu Arena)

(16:30 Turkey vs. Korea/19:00 Japan vs. Lithuania)

Aug. 24 (Wed) 16:15-22:00 (Live from the Hiroshima Green Arena)

(16:30～ 3-4 place final)

※ Regardless of who wins the 3-4 place final, the Japan game will start from 19:00

(*1) About SKY PerfecTV!110

SKY PerfecTV!110 is a CS digital satellite broadcasting service operated by SKY Perfect Communications Inc. using a communications satellite positioned in orbit at 110-degrees longitude east. The service name is SKY PerfecTV! 110. A CS 110 set-top box and antenna or BS digital / CS 110 common set-top box is required to receive broadcasts through this service. There are currently a total of 74 channels, including both television and data broadcasting channels, being broadcast over the SKY PerfecTV! 110 service. On offer through this service are entertainment-related channels that include some of SKY Perfect's channels covering sports, movies, music and so on.

【Company Profile】(As of June 1, 2005)

Company name: SKY Perfect Communications Inc.

Service name: SKY PerfecTV!

Head office: Shibuya Cross Tower 2-15-1 Shibuya, Shibuya-ku, Tokyo 〒150-8326

Capital: 50,014 million yen

President and Representative Director: Hajime Shigemura

End.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

(Summary English Translation)

Financial / Business Results (Consolidated) for the First Quarter of the Year Ending March 2006

July 27, 2005

Company Name: SKY Perfect Communications Inc.
Code No. 4795 Tokyo Stock Exchange 1st Section
(URL http://www.skyperfectv.co.jp)

Representative: Hajime Shigemura, President and Representative Director

For any inquiries please call: Katsunori Suzuki, General Manager of Finance & Accounting Dept.
TEL: (03)5468-7800

1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Difference between Accounting Treatment and Recognition Methods for the Recent Consolidated Fiscal Year: None

② Changes in Application of Consolidation and Equity Method:

Consolidated	(new)	1	Equity Method	(new)	0
	(excluded)	0		(excluded)	0

2. Business Results for the First Quarter of the Year Ending March 2006 (from April 1, 2005 through June 30, 2005)

(1) Progress of Business Results (Consolidated)

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Current Quarter (Current Period)	
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*
First quarter of the year ending March 2006	20,354	8.4	-420	-	-208	-	-103	-
First quarter of the year ended March 2005	18,777	5.3	1,699	-24.6	1,908	-29.1	1,722	-25.4
(Reference) Year ended March 2005	74,016	2.1	2,826	-31.9	3,681	-24.1	3,709	-15.4

	Net Income per Share	Net Income per Share (fully diluted)
	(yen)	(yen)
First quarter of the year ending March 2006	-48.13	-
First quarter of the year ended March 2005	759.55	758.76
(Reference) Year ended March 2005	1,630.78	1,629.52

(Note) Percentages appearing under Operating Revenue, Operating Income, Ordinary Income and Net Income for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year.
Net Income per Share (fully diluted) for the First quarter of the year ending March 2006 has not been included since net loss has been posted for the relevant quarter.

(Million yen)

Classification of Business Services, etc.	Previous Fiscal Year (Consolidated)					First Quarter of the Current Fiscal Year (Consolidated)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	
Customer management business and promotion of digital broadcasting	12,158	12,203	12,023	12,222	48,608	12,536
Business relating to broadcasting of programs	2,465	2,481	2,407	2,414	9,768	2,282
Other platform-related businesses	4,153	3,683	4,011	3,790	15,640	5,535
Total	18,777	18,369	18,442	18,427	74,016	20,354

To whom it may concern:

July 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results of 1Q/FY2005 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1Q/FY04	1Q/FY05	Difference	Difference (%)
Total Sub.Net Addition	35	74	39	112.9%
(SKY PerfecTV/110)	(13)	(26)	(13)	(93.6%)
(HIKARI PerfecTV!)	(−)	(1)	(1)	(−)
Total Sub. at Period End	3,681	3,898	216	5.9%
(SKY PerfecTV/110)	(137)	(229)	(92)	(67.2%)
(HIKARI PerfecTV!)	(−)	(2)	(2)	(−)
New Individual Sub.	105	127	22	21.0%
(SKY PerfecTV/110)	(12)	(19)	(7)	(62.0%)
(HIKARI PerfecTV!)	(−)	(1)	(1)	(−)
Number of Individual Churn	78	69	−10	−12.2%
(SKY PerfecTV/110)	(3)	(4)	(0)	(11.7%)
(HIKARI PerfecTV!)	(−)	(0)	(0)	(−)
Individual Sub. Net Addition	26	58	32	120.5%
(SKY PerfecTV/110)	(8)	(15)	(7)	(81.8%)
(HIKARI PerfecTV!)	(−)	(1)	(1)	(−)
Individual Sub. at Period End	3,208	3,368	159	5.0%
(SKY PerfecTV/110)	(123)	(176)	(52)	(42.4%)
(HIKARI PerfecTV!)	(−)	(2)	(2)	(−)
Individual Churn Rate (%)	9.8%	8.3%	−1.5	−
(SKY PerfecTV/110)	(10.9%)	(8.6%)	(−2.3)	(−)
(HIKARI PerfecTV!)	(−)	(7.5%)	(−)	(−)

- Through the effective use of aggressive marketing mainly for SKY PerfecTV! services, such as the zero-yen antenna installation promotion, the number of new individual subscribers for Q1 of the period ending March 2006 increased by 22 thousand compared to the same time last year to 127 thousand subscribers. This equates to a net increase of 32 thousand subscribers over last year's figure, taking this year's net increase up to 58 thousand subscribers. These figures suggest a move away from the sluggish increase in subscriber numbers of recent years.

- The churn rate for Q1 came in at 8.3%, representing a dramatic improvement of 1.5 points over the same period last year. This improvement is largely the result of the stepping up of churn prevention measures by our customer center and the renewal of the program information magazine Club SKY Perfect since February 2005.

- As a result, the cumulative number of individual subscribers as of the end of the first quarter for the March 2006 term was 3,368 thousand, up 159 thousand compared to the same time last year.

2. Business Results

Financial Summary (April 1, 2005 – June 30, 2005)

(Millions of Yen)

Consolidated	1Q/FY04	1Q/FY05	Difference	Difference (%)
Revenues	18,777	20,354	1,576	8.4%
Operating Profit/Loss	1,699	−420	−2,120	−
Profit/Loss before Income Taxes	1,908	−208	−2,116	−
Net Profit/Loss	1,722	−103	−1,826	−
EBITDA	2,491	772	−1,718	−69.0%
Total Assets	123,988	127,072	3,084	2.5%
Total Shareholder's Equity	95,713	90,167	−5,545	−5.8%
Net Cash from Operating Activities	699	3,009	2,309	329.9%
Net Cash from Investing Activities	−10,539	−4,240	6,299	−
Net Cash from Financing Activities	−1,266	−2,347	−1,081	−
Net Cash and Cash Equivalents at the End of Period	34,834	28,661	−6,173	−17.7%

Non-Consolidated	1Q/FY04	1Q/FY05	Difference	Difference (%)
Revenues	18,253	18,471	218	1.2%
Operating Profit/Loss	1,821	151	−1,669	−91.7%
Profit/Loss before Income Taxes	2,067	428	−1,638	−79.3%
Net Profit/Loss	1,844	526	−1,318	−71.5%
EBITDA	2,507	1,181	−1,326	−52.9%
Total Assets	119,081	119,363	282	0.2%
Total Shareholder's Equity	96,997	92,783	−4,213	−4.3%

● Thanks to the increase in the cumulative number of individual subscribers and the contribution to revenues made by Pay Per View Japan Inc. and Cable television Adachi Corp., both of which have become consolidated subsidiaries of the Company, revenues were up 1,576 million yen (8.4%) over the same period last year to 20,354 million yen.

- In terms of profit and loss, although profit results have become fairly stable with the number of individual subscribers having already topped the three-million subscriber break-even point for our core SKY PerfecTV! service, based on the Company's intention to re-boost increases in new subscribers numbers, which have been lagging recently, as set out in the Mid-Term Vision formulated and announced in January 2005, the Company is engaging in aggressive marketing campaigns including the zero-yen antenna installation promotion and the launch of a set-top box rental service by SKYPerfect Marketing Co., Ltd. in June. The associated increase in operating expenses from these initiatives has resulted in the Company posting a consolidated loss before income taxes of 208 million yen. This combined with the gain from the sale of investment securities of 465 million yen and an impairment loss of 326 million yen, resulted in consolidated net profit in Q1 falling to 103 million yen.

- With regard to consolidated cash flows, despite the posting of a net loss this quarter, thanks to a smaller reduction in accounts payable, cash flow from operating activities came in at 3,009 million yen. Meanwhile, the less frequent use of surplus funds for purposes other than short-term investments and the sale and redemption of marketable securities resulted in a cash flow from investing activities of minus 4,240 million yen, with the acquisition of treasury stock generating a cash flow from financing activities of minus 2,347 million yen. As a result, the balance of cash and cash equivalents at the end of the term was down 6,173 million yen compared to the same time last year to 28,661 million yen.

3. Forecast of Fiscal Year Ending March 2006 (from April 1, 2005 to March 31, 2006)

(Reference)

(Thousands of People, Millions of Yen)

	FY04 Result	FY05 Forecast *	Difference	Difference (%)
New Individual Subscribers (thousands)	432	540	108	25.0%
Individual Sub. Net Addition (thousands)	128	232	104	81.3%
Individual Sub. at Period End (thousands)	3,310	3,542	232	7.0%
Total Sub. at Period End (thousands)	3,823	4,055	232	6.1%
Individual Churn Rate (%)	9.4%	9.0%	△0.4	−
Consolidated				
Revenues (Semiannual)	37,146	42,000	4,853	13.1%
(Annual)	74,016	85,000	10,983	14.8%
Profit before Income Taxes (Semiannual)	3,599	500	△3,099	△86.1%
(Annual)	3,681	500	△3,181	△86.4%
Net Profit (Semiannual)	3,411	500	△2,911	△85.3%
(Annual)	3,709	1,000	△2,709	△73.0%
Non-consolidated				
Revenues (Semiannual)	36,068	37,500	1,431	4.0%
(Annual)	71,881	75,500	3,618	5.0%
Profit before Income Taxes (Semiannual)	3,959	1,200	△2,759	△69.7%
(Annual)	4,677	3,500	△1,177	△25.2%
Net Profit (Semiannual)	3,632	1,200	△ 2,432	△ 66.9%
(Annual)	4,532	3,500	△1,032	△22.8%
Annual Dividends	750yen/share	750yen/share	−	−

*Forecast of fiscal year ending march 2006, announced on May 9, 2005 at the announcement of business results of fiscal year ending March 2005

- In terms of our results forecasts, although subscriber numbers and the churn rate for Q1 of the March 2006 term are progressing better than anticipated, there are still some fluctuating factors such as ARPU, and therefore, we believe that revenues will be pretty much in line with our forecasts.

- In terms of profit and loss, while in comparison to past years operating expenses are higher due to the concentrated investment in marketing expenses from Q1, if we take into consideration that some of these expenses, such as the advertising and promotion expenses associated with the launch of the rental set-top box service in June, are accelerated costs that will yield effects from Q2 onwards, and that marketing cost effectiveness will improve with the increase of rental set-top boxes, just as cost effectiveness will also improve with the deployment of HIKARI PerfecTV! service, at this point in time, the initial interim and full-year forecasts will be left unchanged.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

July 27, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the Allotment of Stock Option (Stock Acquisition Rights)

SKY Perfect Communications Inc. (the "Company") hereby inform that the details of the terms and conditions of the stock acquisition rights to be issued as stock options in accordance with provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan pursuant to the resolution of the 11th ordinary general meeting of shareholders of the Company have been resolved in a meeting of the Board of Directors of the Company held on July 27, 2005. The terms and conditions have been determined as follows.

The amount to be paid upon exercise of the stock acquisition rights and other undecided points are to be determined on August 1, 2005.

Note

1. Issue date of the stock acquisition rights
   August 1, 2005

2. Aggregate number of stock acquisition rights
   2,599

3. Issue price of the stock acquisition rights
   No consideration shall be paid.

4. Type and number of shares subject to the stock acquisition rights
   Common stock of the Company 2,599 shares

5. Amount to be paid upon exercise of the stock acquisition rights
   To be determined later

6. Aggregate amount of shares to be issued through the exercise of the stock acquisitions rights
   To be determined later

7. Period in which the stock acquisition rights may be exercised
   From August 1, 2007 to July 31, 2011

8. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
To be determined later

9. Persons subject to the allotment of the stock acquisition rights and the number thereof
Directors and employees of the Company: 107 persons

(Reference)

(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders May 9, 2005

(2) The day of resolution at the ordinary general meeting of shareholders June 24, 2005

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

July 29, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Regarding Telecommunications Council Second Interim Report

The Telecommunications Council, which is looking into specific policies for expanding terrestrial digital broadcasting nationwide, today presented its second interim report concerning the appropriate usage of terrestrial digital broadcasting in the future and the role of administration in its penetration to the Ministry of Internal Affairs and Communications.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") made the following statement in relation to this report.

- Comment by Managing Director Masao Nitou

"The second interim report indicates that the Council has deemed to necessary to conduct verification testing of the retransmission of terrestrial digital broadcasts that utilizes satellite broadcasting systems as a matter of urgency. SKY Perfect, on our public position as the leading provider of digital broadcasting, has proposed our CS broadcast service system as a system to resolve difficulties of viewing terrestrial digital broadcast. This report reflects a strong understanding of this idea. Preparations will now be promptly undertaken with a view to carrying out verification testing as soon as possible, and we will announce the details once they are decided."

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

August 1, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the details of Issuance of Stock Option (Stock Acquisition Rights)

Please be informed that the details of issuance of stock acquisition rights in accordance with provisions of Article 280-20 and 280-21 of Commercial Law resolved at the meeting of the Board of Directors of the Company held on July 27, 2005, have been determined today as follows.

Note

1. Issue date of the stock acquisition rights
   August 1, 2005

2. Amount to be paid upon exercise of the stock acquisition rights
   85,953 yen per share

3. Aggregate amount of shares to be issued through the exercise of the stock acquisition rights
   223,391,847 yen

4. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
   42,977 yen per share

(Reference)

(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders May 9, 2005

(2) The day of resolution at the ordinary general meeting of shareholders June 24, 2005

(3) The day of resolution at the meeting of the Board of Directors to discuss the allotment of stock acquisition rights, etc. July 27, 2005

* For any inquiries on this matter please call
Public Relations Dept. / Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

To whom it may concern:

August 2, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of July 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of July 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	52, 098	42, 578
Churn	30, 438	23, 489
Churn Rate*3	9. 4%	8. 4%
July Net Increase	21, 660	19, 089
Cumulative Total	3, 919, 432	3, 386, 884

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	38, 983	36, 230
Churn	23, 945	22, 116
Churn Rate*3	7. 8%	8. 3%
July Net Increase	15, 038	14, 114
Cumulative Total	3, 682, 604	3, 204, 670
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	12, 943	6, 199
Churn	6, 482	1, 362
Churn Rate*3	34. 0%	9. 3%
July Net Increase	6, 461	4, 837
Cumulative Total	235, 031	180, 555
Multichannel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	172	149
Churn	11	11
Churn Rate*3	8. 1%	8. 7%
July Net Increase	161	138
Cumulative Total	1, 797	1, 659

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of July 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	530	160
Number of households*6	34, 641	11, 544

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

Corporate Profile



目 次 Contents

一人ひとりに
「いちばん楽しい」
それがスカパー!の
仕事です。


7 22 金

目黒メディアセンター　マスターコントロールルーム

THE SKY PerfecTV! MISSION:
PROVIDING THE MOST ENJOYABLE SERVICE TO EACH INDIVIDUAL

「プラットフォーム」という仕事。
PLATFORM BUSINESS

私たちは「放送局」ではありません。規制緩和の大きな流れの中で生まれた日本のCS放送は、番組を提供する「放送事業者」と、通信衛星(CS)から電波で番組を届ける「衛星の運営事業者」が連携して、世界トップレベルの多チャンネル有料放送サービスをささえています。そして私たちは、両者の仲立ちをする「プラットフォーム事業」を通じて、魅力ある映像や音楽を送り出してきました。2004年2月からは、衛星による放送だけでなく、光ファイバーを利用した放送にも乗り出しました。見たい番組を、見たい時に、見たい場所で。デジタル技術の進歩とともに、スカパー!は、あなたが一番ふさわしいコンテンツに出会えるプラットフォームでありつづけます。


受信拠点
Head-end (reception points)
視聴者
Subscribers
FTTH
視聴者
光ファイバー　FTTH

FTTH放送(ピカパー!)
HIKARI PerfecTV!


CATV局
Cable television
CATV


視聴者
Subscribers
DTH
視聴者
視聴者

124/128度CSデジタル放送(スカパー!)
110度CSデジタル放送(スカパー!110)
CS 124/128-degree digital broadcasting (SKY PerfecTV!)
CS 110-degree digital broadcasting (SKY PerfecTV!110)

視聴契約、視聴
Payment of subs
subscription cont



衛星の運営事業者
JSAT株式会社、宇宙通信株式会社
JCSAT-3：東経128度
JCSAT-4A：東経124度
N-SAT-110：東経110度

Satellite Operator
JSAT Corporation, Space Communications Corporation
JCSAT-3: 128°E
JCSAT-4A: 124°E
N-SAT-110: 110°E

SKY Perfect Communications Inc. (the "Company") is not a broadcast station, but a communications satellite ("CS") platform provider that supports global top-level multichannel pay TV service. A sweeping wave of industry deregulation in Japan opened the doors for broadcasters who supply programs to link with satellite operators who deliver programs through communications satellites. Through our platform business, we are a bridge between broadcasters and subscribers, concentrating our efforts on the management of subscribers, to provide appealing video and audio content. In addition to satellite service, we also began offering service via Fiber To The Home ("FTTH") from February 2004. The Company will continue to be the leading platform where subscribers can find the content most suited to their tastes, for viewing programs that they want to see when and where they want.

アップリンク Uplink



プラットフォーム
Platform

放送番組
Programs for broadcasting



放送事業者 Broadcasters

日本の多チャンネル放送文化をリードしています。

LEADING JAPAN'S MULTICHANNEL BROADCASTING CULTURE

(株)スカイパーフェクト・コミュニケーションズ

SKY PerfecTV!　110　PerfecTV!　BB　mobile

私たちは「プラットフォーム事業者」としてのサービスを通じて、日本の多チャンネル文化をリードしてきました。その中心となる「プラットフォーム事業」では、きめ細かな顧客管理やデジタル衛星放送の普及活動、放送番組送出業務などによって、放送開始からわずか9年で392万件ものお客さまがスカパー!をご覧いただくまでに成長しました。さらに、サービス全体の価値を向上させるためのプロモーションやペイ・パー・ビュー(PPV)サービスなどを提供するほか、スカパー!も自らチャンネルを運営し、コンテンツをお届けしています。

また、デジタル技術の急激な進歩によって放送と通信の融合が進むなか、より多くの人が自分らしくスカパー!を楽しむことができるように、新しいサービスや商品の開発にも力を注いでいます。

Through our platform operator business, we are leading Japan's multichannel broadcasting culture. In only nine years since we first began broadcasts, we have grown into a company that provides over 3.92 million subscribers with enjoyable content. On top of running program broadcasting operations, we provide thorough subscriber management and work for the proliferation of digital satellite broadcasting. In order to raise the overall value of our service, we implement promotional campaigns and offer Pay Per View service, and deliver own contents through the direct operation of our own channels.

We are also focusing efforts on developing new services and products to enable a greater number of subscribers to enjoy a personalized SKY PerfecTV! experience, as the dramatic advance of digital technology makes for greater integration of broadcasting and content distribution.

4つの業務 Four Operations

顧客管理業務
Subscription Management Services

- 問い合わせ対応や加入処理業務
  Responding to inquiries about subscriptions and processing subscriptions
- ICカード発行や貸与、番組契約変更等の処理業務
  Issuing proprietary IC cards and processing requests for changes in subscription channels
- 視聴料金等の課金・収納
  Billing and collection
- 放送番組情報等の告知や提供
  Providing subscribers with programming and platform information and responding to enquiries by subscribers

*スカパー!は顧客管理および代金収納業務を(株)データネットワークセンターに委託しています。
*SKY PerfecTV! outsources customer management and fee collection operations to Data Network Center Corporation.

デジタル衛星放送普及促進業務
Promotion of Digital Satellite Broadcasting

- 広告宣伝業務
  Promotion and marketing
- 代理店網の構築・維持業務
  Establishment and maintenance of a subscription sales agency network
- チューナー規格の作成・管理業務
  Design and management of set-top box specifications

放送番組送出関連業務
Digitizing and Uplinking Services

- 放送番組のデジタル信号変換業務
  Digital compression and encryption of broadcasters' programming
- 放送番組のアップリンク業務
  Uplinking of channels

その他プラットフォーム関連業務
Other Platform-related Services

- コンテンツ供給業務
  Broadcasting our own content through Pay Per View Japan, Inc.
- 放送権のサブライセンス業務等 他
  Sublicensing and other services related to broadcasting rights, etc.

事業
BUSINESS

392万人（2005年7月末現在）

加入者
Subscribers: 3.92 million
(As of July 31, 2005)

5つのサービス Five Services

- 124/128度CSデジタル放送 （スカパー!）
  CS 124/128-degree digital broadcasting
  (SKY PerfecTV!)
- 110度CSデジタル放送 （スカパー!110）
  CS 110-degree digital broadcasting
  (SKY PerfecTV! 110)
- FTTH放送 （ピカパー!）
  Content distribution through FTTH
  (HIKARI PerfecTV!)
- BBコンテンツ配信 （スカパー!BB）
  Broadband content distribution
  (SKY Perfect BB)
- 携帯電話コンテンツ配信 （スカパー・モバイル）
  Content distribution to mobile phones
  (SKY Perfect Mobile)



明日も価値あるプラットフォームであるために。
ASSURING THE VALUE OF OUR PLATFORM IN THE FUTURE

私たちは放送事業者と視聴者にとって、つねに魅力的なプラットフォームであろうと努力しています。そのために、"コンテンツアグリゲータ & マルチプラットフォーム"という2つの基本戦略を進め、コンテンツアグリゲータでは「ソフトの権利をより強いものとするため、作品への投資をさらに強化する」、また、マルチプラットフォームでは「有線、無線、衛星、地上、モバイル、一切こだわらず、より便利で、より安く、利用者に受け入れられる伝送路を常に追求する」という考えを第一に取り組んでいます。

また、プラットフォームとして、お客さまの個人情報保護に関する高い安全対策は、とても大切な要素です。私たちは、2005年4月の個人情報保護法の施行にあわせて、顧客管理業務を行う子会社㈱データネットワークセンター(2003年7月付)に続き、2005年5月にプライバシーマーク付与の認定を受けました。これにより、お客さまが安心できる情報の管理に加えて、放送事業者にとっても信頼できる水準を整えたことになります。

私たちはこうした取り組みを通じて、"一人ひとりの期待に応える商品とサービス"を、どこよりも確実に届けていきます。そして、高い収益性を求めていくとともに、人々に夢を生む会社として、私たちの社会的な価値を膨らませていきます。

SKY PerfecTV! is striving to be an ever-appealing platform to both broadcasters and subscribers. Toward that end, we are pushing ahead with our two foundational "content aggregator" and "multi-platform" strategies. As a content aggregator, we are stepping up our investment in productions to enhance the value of content-related rights. As a multi-platform operator, we don't adhere to just one form of link such as wired, wireless, satellite, terrestrial or mobile, but constantly endeavor to offer ever more convenient services at ever affordable prices to customers through the transmission paths of their individual choices.

As a platform operator, taking advanced security measures related to subscribers' personal information is a matter of vital importance. With the enactment of the Personal Information Protection Law in April 2005, SKY PerfecTV! obtained Privacy Mark certification in May 2005, following Privacy Mark certification at Data Network Center Corporation, our subsidiary company that carries out customer management activities, in July 2003. In addition to reassuring subscribers of the safe management of their personal information, this certification also establishes a level of trustworthiness recognized by broadcasters.

Through these sorts of efforts, we will steadfastly continue to deliver products and services that meet the expectations of individual users. While pursuing high profitability, we will continue to expand our value to society as a company that gives individuals dreams for the future.

A810004(01)



加入者
Subscribers
放送事業者
Broadcasters
放送事業者コンテンツ
視聴料
Content held by
broadcasters
視聴料
Subscription fees
業務手数料
Commissions
トランスポンダ手数料
Transponder fees
送信手数料
Digitization fees
自主コンテンツ
視聴料
Own content
アップリンク手数料
Uplinking fees
衛星の運営事業者
Satellite Operators
SKY Perfect Communications Inc.
基本料
Basic fees
当社グループの営業収益
Group revenues

多チャンネル
MULTICHANNEL

124/128度CS：286ch
110度CS：74ch



スカパー!だから出会える楽しさがあります。

多種多様な視聴ニーズに応えるため、国内最多のチャンネルを提供しています。

BECAUSE WE ARE SKY PerfecTV!

これまで私たちは、FIFAワールドカップ™、メジャーリーグ、PRIDE、韓流ブームなど、話題のコンテンツを次々に仕掛け、視聴者の期待に応えてきました。現在は360チャンネルを持つ世界有数のデジタル多チャンネル放送企業へと成長し、国内ナンバーワンの座を揺るぎないものにしています。

しかし、人々の映像や音楽とのつき合い方がますます多様化しているなか、今後も多くの人々に楽しさを届けるためには、これまで以上にコンテンツが重要になっています。そこで私たちは2004年7月、スカパー!初のコンテンツ開発・投資を担う「(株)スカパー・ウェルシンク」を設立しました。同社を中心に優れたエンターテイメントを創る"人"と"環境"を育て、スカパー!だから出会える楽しさを次々に送り出したいと考えています。

The Company has worked to offer popular programming content including FIFA World Cup™, Major League Baseball, PRIDE martial arts, and Korean programs in accordance with their booming popularity. We currently offer 360 channels, placing us among the world's leading digital multichannel broadcasting corporations and making us the unrivalled industry leader in the Japan market.

As people encounter video and audio content in increasingly diverse ways, we are aware that we must provide even more appealing content to be able to deliver enjoyment to a multitude of people. For this reason, we established SKY Perfect Well Think Co., Ltd. in July 2004 as a company to develop and invest in content. We would like to utilize this company to nurture individuals in an environment where outstanding entertainment can be created, and continue to supply enjoyment "because we are SKY PerfecTV!"



テレビとの新しいつきあい方がはじまります。

デジタル多チャンネル放送の先駆者として、見る楽しさを広げています。

A NEW WAY TO INTERACT WITH TELEVISION

私たちは、2機の通信衛星を活用した124/128度CSデジタル放送(愛称：スカパー!)をコアサービスとして、日本の有料多チャンネル市場の発展に大きく貢献してきました。2005年6月からは、スカパー!の魅力をもっと多くの人々に感じていただくために、従来のスカパー!用チューナーの売り切り方式に加え、レンタルサービスも開始しました。

そして、もう一つのプラットフォームとして大きな可能性を秘めているのが、放送衛星(BS)と同じ東経110度上の通信衛星を利用する110度CSデジタル放送(愛称：スカパー!110)です。ここ数年、一般家庭で急速に普及してきたデジタルテレビは、すでにスカパー!110のチューナーが内蔵されています。私たちは、お得なパッケージやハイビジョン放送などのサービスを開発し、新しい視聴者層の興味を呼び起こすチャンスにしたいと考えています。

We have made significant contributions to the development of Japan's multi-channel pay TV market through our core SKY PerfecTV! CS digital broadcasting services, which utilize two communications satellites at 124 degrees and 128 degrees longitude east. So that more people might experience the allure of SKY PerfecTV!, we launched a set-top box rental service from June 2005 to complement their conventional outright sale.

Another platform holding tremendous growth potential uses a communications satellite launched to the same 110-degree longitude east position as broadcasting satellites ("BS"). Many digital televisions that have sold well over the last several years are already equipped with tuners for CS 110-degree broadcasts, or SKY PerfecTV!110. We are aiming to capitalize on this chance to draw the interest of untapped consumer segments by developing a variety of services and packages, including High Definition Television broadcasts.

光ファイバー
FTTH



光ファイバーからもスカパー!です。

一人ひとりの楽しさに向け
FTTH放送にも挑戦しています。

HIKARI PerfecTV! VIA FTTH

私たちは、より多くの人にデジタル多チャンネル放送をお楽しみいただくため、衛星に限らず、さまざまなプラットフォームの開発を続けています。そのひとつが(株)オプティキャストが提供する光ファイバーを使ったデジタル多チャンネル放送「光パーフェクTV!」(愛称：ピカパー!)です。ピカパー!は、これまで衛星アンテナが設置できなかった大都市圏の集合住宅でも、スカパー!のほぼ全チャンネル放送に加えて、地上波、BS放送の同時再送信も楽しめるサービスです。

東京23区を手始めに、2005年2月には大阪エリア、7月からは横浜・川崎エリアでもサービスを開始。さらに2006年度中には全国主要7大都市1,350万世帯まで視聴可能なエリアを拡大していく予定です。また、マンションだけでなく、戸建て住宅向けのプランなど新しいサービスの開発も進めています。



We continue to develop a multitude of platforms aside from CS so that a greater number of people can enjoy digital multichannel broadcasting. One such format is our digital multichannel broadcasting service that utilizes FTTH, HIKARI PerfecTV! This service allows subscribers in condominiums of major metropolitan areas, where satellite antennas could not previously be set up, to enjoy nearly all SKY PerfecTV! channels and also terrestrial and BS broadcasts.

First introduced in the 23 wards of Tokyo, HIKARI PerfecTV! service spread to the Osaka area in February 2005 and was launched in the Yokohama and Kawasaki areas from July 2005. We plan to extend the service to 13.5 million households throughout Japan's seven major metropolitan areas during fiscal 2006. In addition, we are advancing with plans to develop new services to single-unit houses as well as small-scale housing complexes.



あなたの手のひらにスカパー!を。

生活のあらゆる場面に楽しさを届けます。

SKY PerfecTV! IN THE PALM OF YOUR HAND

私たちは放送のデジタル化やブロードバンドネットワークの普及を受け、より自由な視聴スタイルの実現を目指しています。光ファイバーによるデジタル多チャンネル放送サービスと、インターネット、IP電話を一括して提供する、いわゆるトリプルプレイサービスの実現は、その一例です。

また、携帯電話向けサービスの可能性にも注目し、2005年6月に「(株)スカパー・モバイル」を設立しました。これまでにもNTTドコモとの共同による映像配信トライアルや、auの「EZチャンネル」向けコンテンツ配信などを行ってきましたが、これらを通して得たノウハウをもとに、携帯電話という身近なツールや、無線LANを活用したコンテンツ配信に加えて、自宅の機器に録画したコンテンツへの遠隔からのアクセスについても検討しています。


WIN

With the digitization of broadcasts and the increasing dispersion of broadband networks, the Company is aiming to enable freer viewing styles. One example of our efforts include the realization of so-called "triple-play service," which bundles digital multi-channel broadcasting via FTTH with Internet and IP telephone service into one package.

Moreover, with attention focused on the potential of service to mobile phones, we established SKY Perfect Mobile, Inc. in June 2005. We have also conducted a video-clip streaming trial in conjunction with NTT DoCoMo, and distributed content tailored to KDDI's au EZ Channel. Based upon the know-how gained through these activities, we aim to deliver our attractive content to increasingly sophisticated mobile phones, the ultimate on-the-go tools, and to wireless LAN devices. In addition, we are exploring possibilities related to accessing content recorded on home devices from anywhere.

最先端の技術が品質をささえています

本当の楽しさは、最高の品質と情報から生まれます

QUALITY SUPPORTED BY THE LATEST TECHNOLOGY



中田直樹（技術2部）

私たちは、映像・音声をいつでも安心してお楽しみいただくため、目黒メディアセンターを中心に、衛星による番組中継、送信設備の開発、維持管理などを行っています。日本のデジタル放送の先駆者であるスカパー!は、2005年7月にデジタル放送の送出設備の更新を行い、新システムを構築。合併後、2系統あった設備を統合して、効率的な運用を開始しました。更新された送出設備は、各チャンネルの放送事業者約100社から光ファイバーなどで送られてくる番組素材のデジタル圧縮化処理を行い、電子プログラムガイド(EPG)などを多重化して地球局(アップリンクサイト)まで送出するプラットフォーム事業者としての中核システム群です。どんなに優れたコンテンツも最新の情報も、視聴者のもとに届かなければ、感動を呼ぶことはできません。私たちは、これからもデジタル放送技術を駆使して、高品質な放送をささえていきます。

The Company delivers consistently high-quality video and audio programs through the Meguro Media Center, where we conduct the relay of programs from satellites, and develop and maintain transmission equipment. SKY PerfectTV!, the pioneer in Japan's digital broadcasting industry, constructed a new system with upgraded transmitting equipment in July 2005, integrating equipment that previously utilized two systems into one and contributing to more efficient operation. The upgraded transmission facilities carry out digital compression of program material sent via optical fiber network and other media from nearly 100 Broadcasters. This core system also conducts multiplexing of our electronic program guide ("EPG") and other data and sends that data to uplink sites. This marks the first case of digital broadcasting facilities being upgraded since the Company launched Japan's first digital broadcasts in October 1996. No matter how advanced the content or new the information, it cannot be appreciated unless delivered to subscribers. Given our commitment in these endeavors, we will continue to use cutting-edge digital technology to support high-quality broadcasting.


選んで　　　　　　　　　でありたい。
ス　　　とは、お客さまの
PROVIDING SERVICES TH　　　　SUBSCRIBERS
SKY P

川田奈緒子(データネットワークセンター)

視聴者とのコミュニケーションを担うカスタマーセンターでは、専門知識を持つ約1,500名のオペレータが、サービスや番組、視聴料金などに関するご質問や契約手続きなど、さまざまなお問い合わせを承っています。

さらに今後は、ますます多様化するニーズに応えるため、よりお客さまに向いたサービスの充実を図っていきます。特に、シニアや女性といった新しい視聴者層にアピールするためには、これまで以上にユーザーフレンドリーな情報提供の仕組みが必要になります。スカパー!を利用するためのハードルは低く、提供する情報はわかりやすく。加入時の手続きをはじめ、お得なサービスやキャンペーンなどのご案内、疑問や要望への対応など、さまざまな場面で、お客さま一人ひとりとのコミュニケーションを大切にしていきます。

Our Customer Center employs approximately 1,500 operators with specialized knowledge to handle communication with subscribers regarding an array of issues, including inquiries about programs, services, and subscription fees, as well as applications for subscription.

We are endeavoring to respond to our subscribers by directing our service efforts closer to their ever-diversifying needs. We must create a structure to provide even more user-friendly information in order to win new consumer segments such as female consumers and middle-aged and elderly consumers. We will provide easily understandable information in order to lower hurdles to using SKY *PerfecTV!* We value communication with each and every subscriber on all fronts, from the moment that the subscription process begins, providing information about special campaigns, responding to all inquiries and requests, and making the SKY PerfecTV! experience an enjoyable one.

時代のニーズの半歩先を

STAYING HALF A STEP AHEAD OF THE TIMES

1994年～

- 1994年11月
  「(株)ディーエムシー企画」を設立
  (1995年に社名を日本デジタル放送サービス(株)に変更)
- 1996年6月
  パーフェクTV!、国内初デジタル放送を開始
- 1996年6月
  ザ・ニューズ・コーポレーション「JSkyB構想」を発表
- 1996年12月
  「ジェイ・スカイ・ビー(株)」を設立
- 1997年1月
  パーフェクTV!、有料放送を開始
- 1997年5月
  ソニーとフジテレビが「JSkyB」参画を発表

- Nov. 1994
  DMC Planning Inc. established
  (name changed to PerfecTV Corporation in 1995)
- June 1996
  Japan's first digital broadcasting starts
- June 1996
  The News Corporation Limited announces its "JSkyB Plan."
- Dec. 1996
  Japan Sky Broadcasting Co., Ltd. established
- Jan. 1997
  PerfecTV! starts offering pay broadcasting
- May 1997
  Sony Corporation and Fuji Television Network, Inc. announce their capital participation in Japan Sky Broadcasting Co., Ltd.

1998年～

- 1998年5月
  日本デジタル放送サービス(株)とジェイ・スカイ・ビー(株)が対等合併。サービス名称を「スカイパーフェクTV!」に決定
- 1999年7月
  「セリエA」3シーズンの国内全テレビ放送権を取得
- 1999年12月
  顧客管理業務のための企画会社「SN企画」を設立。(2000年8月に事業化、(株)データネットワークセンターに商号変更)

- May 1998
  PerfecTV Corporation and Japan Sky Broadcasting Co., Ltd. merge on equal terms, renaming their service "SKY PerfecTV!"
- July 1999
  Obtains exclusive broadcasting rights in Japan for the Serie A Italian Professional Soccer League
- Dec. 1999
  SN Planning is established as a planning corporation to engage in customer management for broadcasting service (changes its name to Data Network Center Corporation upon the start of operations in August 2000)

2000年

- 3月
  ディレクTVのサービス終了に伴い、当社へのサービス移行を発表
- 6月
  商号を「(株)スカイパーフェクト・コミュニケーションズ」に変更
- 8月
  2002FIFAワールドカップ™全64試合のCS独占放送権を取得
- 10月
  東京証券取引所マザーズに上場(証券コード：＃4795)

- Mar.
  Announces the intention to cooperate in migration of DIRECTV Japan subscribers to SKY PerfecTV! after the termination of DIRECTV Japan's services
- June
  The Company changes its name to SKY Perfect Communications Inc.
- Aug.
  Obtains CS exclusive broadcasting rights in Japan for all the 64 games of the 2002 FIFA World Cup Korea/Japan™
- Oct.
  Lists its shares on the MOTHERS market of the Tokyo Stock Exchange (Code No.4795)

2001年

- 7月
  「プレミアリーグ」、「フランスリーグ」の国内独占放送権を取得
- 10月
  格闘技専門チャンネル「(株)サムライティービー」の株式を取得(80.25%出資)

- July
  Obtains exclusive broadcasting rights in Japan for English Premiership League and French League soccer
- Oct.
  Acquires shares of Samurai TV Inc., a special channel for professional wrestling and martial arts (80.25% shareholding)



1996
16
1997
97
1998
175
1999
307
2000



営業収益　740億円
Revenues ¥74.0 billion

725
2004

2005

704
2003

594
2002

487
2001

2002年

■ 2月
光ファイバーを活用した映像配信実験をNTTと共同で開始
■ 5月
FIFAワールドカップ™全試合を、10チャンネルを使い無料放送・生中継
■ 7月
110度CSデジタル放送「スカパー!110」本放送を開始
■ 8月
ブロードバンドコンテンツ配信サービス「スカパー!BB」を開始

■ Feb.
Starts joint experiment with NTT on content distribution through FTTH.
■ May
Carries live and free broadcasts for all games of the 2002 FIFA World Cup Korea/Japan™ over 10 channels.
■ July
Starts CS 110-degree digital broadcasting service "SKY PerfecTV! 110"
■ Aug.
Starts broadband content distribution service "SKY Perfect BB"

2003年

■ 4月
「UEFAチャンピオンズリーグ」3シーズンの国内独占放送権を取得
■ 6月
光ファイバーを利用した映像配信事業会社「(株)オプティキャスト」を設立

■ Apr.
Obtains three-season exclusive broadcasting rights in Japan for UEFA Champions League
■ June
OptiCast Inc. is established as a new entity for content distribution through optical fiber networks

2004年

■ 3月
東京証券取引所市場第一部へ上場変更(証券コード：#4795)

■ 3月
110度CSデジタル放送プラットフォーム事業を運営する㈱プラット・ワンと合併
■ 7月
「㈱スカパー・ウェルシンク」を設立
■ 9月
スカパー!110においてスター・チャンネルがハイビジョン放送を開始

■ Mar.
Listed on the First Section of the Tokyo Stock Exchange (Code No.4795)
■ Mar.
Merges the CS 110-degree digital broadcasting business with Plat One.
■ July
SKY Perfect Well Think Co., Ltd. established
■ Sep.
HDTV Broadcasting by Star Channel launched

2005年

■ 2月
「㈱スカパー・マーケティング」を設立
■ 5月
FIFAワールドカップ™ドイツ大会CS放送権を取得
■ 5月
㈱インデックスと資本提携(4.69%出資)
■ 6月
スカパー!用チューナーのレンタルサービスを開始
■ 6月
㈱スペースシャワーネットワークの株式を取得(10.00%出資)
■ 6月
「㈱スカパー・モバイル」を設立
■ 8月
「スカパー!東京プラージュ2005」を開催

■ Feb.
SKY Perfect Marketing, Co., Ltd. established
■ May
Exclusive CS broadcasting rights in Japan of the 2006 FIFA World Cup Germany™ obtained
■ May
Conducts capital tie-up with Index Corporation (4.69% shareholding)
■ June
Begins rental service of set-top boxes for SKY PerfecTV!
■ June
Acquires shares in SPACE SHOWER NETWORKS INC (10.00% shareholding)
■ June
SKY Perfect Mobile, Inc. established
■ Aug.
Opens SKY PerfecTV! Tokyo-Plage 2005.

もっと多くの人々へ、もっと有益な情報を、もっと質の高い作品を、
もっと幅の広い文化を。そして、もっと楽しい作品を。

マルチメディアの時代も本格化し、デジタル革命はとどまることを知らぬスピードで我々の身近な生活を大きく変えてきました。インターネット、携帯電話を中心としたモバイルの世界は、若者にとっては今や、毎日の生活をするうえで欠かすことの出来ぬ必需品となっています。「放送と通信の融合」もインフラ技術の面では、ほぼゴールが見えるところまで来ています。しかしその一方で、そんな時代の変化についていけない「デジタルデバイド」に苦しむ人たちも増えてきています。更に伝送路や端末技術は目覚しい進歩を遂げても、そこを通る作品や情報の質は果たして、上がったと胸を張れるのでしょうか。

「デジタル技術」は更に進歩して、彼らの辞書の中から「不可能」という言葉は次々と消えていくことでしょう。しかしその事が人類の将来にとって、破滅や人間性の崩壊を生む危険性もはらんでいる事も否定できないと思います。

「技術」の世界では何でも出来る、しかし、「文化」を創造しようとするものは、敢えて出来る事を作らぬことで、「文化」と「人間社会」を守るという勇気を必要とされる時代に来たような気がします。

その難しい局面の中で、企業は利益を追求し、社会の要請にこたえる商品を作る努力を課せられています。スカパー!は「時代の風を半歩先で感じて、企業の顔を変えていく」を経営の最重要テーマとして掲げ、「CS衛星多チャンネルプラットフォーム事業」をスタートさせて、どうやらビジネスを軌道に乗せ、東証一部上場企業になるとともに392万を超える方々から契約を頂けるところまで、おかげさまで成長することが出来ました。

しかし、「有料放送事業」「デジタル多チャンネル放送」の先駆者として、上記したデジタル技術の「負」の面も十二分に認識した上で、次代の「有料配信事業」のあり方はどうあるべきか、今一度これまでの、成功体験をゼロリセットして、新たに大きく飛躍するため、今年1月、中期ビジョンを策定。3年後には、いまのスカパー!のイメージを大きく変えて、更にたくましい姿に変えることを打ち出しました。

2005年春には、初めて大卒新入社員を迎えましたが、スカパー!で働く人は「遊び心を持った破壊者」であってほしいと願っています。ある時期は猛烈に仕事に集中して、その世界を極め、達成したらゼロリセットして新しい世界に向かう。それを苦しいと言わず、チャレンジする人たちであって欲しいと思っています。

儲けるために、商品政策を追求するのでは、決して消費者はついてきてくれません。社会が時代がそして未来がこのような商品を期待している、そして自分もその商品を使いたい。このような精神があって初めて、クリエイティブな商品が出来るのです。その基本は「社会の中の企業」「個人の中の遊び心」とスカパー!では位置づけ、社員の心構えとしています。

「遊び心」が心に余裕を生み、人類の未来に夢を生む。そんな企業こそ、社会の変革に貢献する、不遜ながら私どもはそう考えてこれからの事業展開を進めていこうと考えています。

これからもメディアは、めまぐるしく変化する環境の中を走り続けなければなりません。半年で様相ががらっと変わる世界です。
しかし、間違いなく我々は有料放送、配信ビジネスのリーダーであり続ける自信と覚悟があります。ご期待ください。

代表取締役社長　重村 一



Hajime Shigemura
President and Representative Director

Higher quality works to bring more beneficial information to more people for a more diverse culture. And, more enjoyable creations...

Our everyday lifestyles are undergoing great transformations with the full-fledged dawn of the multimedia age and the digital revolution proceeding at breakneck speed. The connected world's primary tools, namely the Internet and mobile phones, have become indispensable commodities for the daily lives of today's young people. In terms of infrastructure technology, the goal of integrating broadcasting and communications is almost in sight. On the other hand, the number of people who cannot keep pace with the rapid change is also increasing, leading to the so-called "digital divide." This raises the issue: as we continue to make remarkable headway in the sophistication of transmission paths and device technologies, can we really boast that the created content and the quality of the information passing through them has improved?

With the further advance of digital technologies, the word "impossible" may be blotted out of dictionaries. However, we also cannot deny the dangers that our advances pose to the future of societies, even going as far as the shipwreck of civilization or the collapse of humanity.

In the world of technology anything can be done, but I believe we have come to an age when, in order to protect culture and society, it is sometimes necessary for those who create culture to refrain from making some things that they have the potential to produce.

In such a complex scenario, corporations pursue profit and are commissioned with the task of producing goods that meet the needs and desires of society. As we began business as a CS multichannel platform provider, we promoted "Staying half a step ahead of the times" as one of our most important management themes. Thanks to your support, our business has ridden upon the track of success, and grown into a corporation listed on the First Section of the Tokyo Stock Exchange, while handling in excess of 3.92 million subscribers.

As a pioneer in the pay TV and digital multichannel broadcasting business, we have thoroughly contemplated the downsides of digital technology that I mentioned above, giving careful thought to what shape the next generation pay content business should take. We are currently reviewing our successes over the past years and resetting the Company to zero. We formulated a Mid-Term Vision in January 2005 to guide our efforts to make a new leap forward. Three years from now, the image of SKY PerfecTV! will be dramatically changed into a more sturdy and rugged figure.

In Spring 2005, for the first time we employed new college graduates. My desire is that people who work at SKY PerfecTV! be "playful revolutionaries," who focus intensely on their work for a time, master that world, and then reset to zero and move on toward new worlds. People who don't say "that's too hard," but who are willing to take up the challenge.

If someone pursues a policy of producing goods only to make a profit, consumers will certainly not follow. "Society, the times and the future are waiting for this kind of product, and I want to use it too." Possessing this sort of mentality is the starting point for being able to make a creative product. We place priority on instilling that mindset within our employees. Our team understands our role as a corporation within society, and values the spirit of play within individuals.

A playful spirit fosters more space within the heart, and gives birth to dreams for the future of humankind. We believe that this is exactly the kind of corporation that can contribute to the makeover of society, and while it may seem presumptuous, this is how we plan to develop our business for the future.

Media companies will have to continue to run in an environment changing at warp speed. This is a world where conditions change dramatically within half a year.

However, we are without mistake the leader in the pay TV and content business, and we have both the confidence and the resolution to continue to lead. Expect us to do so.

Hajime Shigemura
President and Representative Director

用語解説
GLOSSARY

アップリンク

地上の送信設備(地球局)から通信衛星へ送信すること。

衛星の運営事業者

スカイパーフェクTV!の放送サービスの場合、JSAT(株)が衛星の運営事業者。衛星の運営事業者は、通信衛星を保有し、放送事業者から受けた放送を視聴者へ配信。衛星の運営事業者の業務のうち地球局の業務(衛星へのアップリンク業務)については当社へ委託。

自主コンテンツ

セリエAやプレミアリーグなどデジタル多チャンネル放送の強みが生かせる有力コンテンツの放送権を当社自らが獲得し、子会社である(株)ペイ・パー・ビュー・ジャパンに放送を委託するとともに、他事業者に対するサブライセンスの付与等も行っている。

スカパー!BB

IP系ブロードバンドコンテンツ配信サービス。2002年8月より本格サービスに移行し、全国からのアクセスが可能。コンテンツプロバイダーから提供された有料・無料の各種コンテンツを、会員登録制によりオンデマンド方式でストリーミング配信している。

電気通信役務利用放送法

通信設備や通信サービスを放送サービスに利用することを認めた法律。2002年1月に施行。同法に基づき、一定の要件を満たせば、随時、電気通信役務利用放送事業者として登録され、衛星設備を有する電気通信事業者から電気通信役務の提供を受けてサービスを行うことが可能となった。

トランスポンダ

衛星に搭載される電波中継器。地上のパラボラ・アンテナから送られてくる微弱な電波を受信し、それを増幅して地上に送り返す。

放送事業者

番組の調達、編成等を行う事業者。放送法により、総務省から免許の認定を受けた委託放送事業者と、電気通信役務を利用して放送を行う放送事業者がおり、当社でサービスを提供している放送事業者は合わせて100社程度。視聴者への番組の配信業務は衛星の運営事業者が行う。また、各事業者は当社にプラットフォーム業務を委託。

Uplink

An uplink is a transmission from ground transmission facilities to communications satellites.

Satellite Operator

JSAT is the principal Satellite Operator for the SKY PerfecTV! broadcasting service. The Satellite Operator owns communication satellites and transmits programs received from Broadcasters to subscribers. Part of its operations, concerning the uplink center (uplink to satellites), is contracted out to our Company.

Own Content

The Company independently acquires broadcasting rights for top-quality content that highlights the advantages of digital multichannel broadcasting services, such as Serie A Italian Professional Soccer League and English Premier League matches. We broadcast own content through Pay Per View Japan, Inc., our subsidiary, as well as sublicensing it to other broadcasters.

SKY Perfect BB

SKY Perfect BB is our broadband content distribution service by using Internet Protocol ("IP"), which has been offered on a full scale since August 2002. It is available nationwide and provides on-demand streaming distribution of free and pay content supplied from content providers to registered members.

Law Concerning Broadcast via Telecommunications Carriers' Facilities

Enacted in January 2002, this law permits telecommunications facilities and services to be used for broadcasting services. Under this law, Broadcasters of telecommunications services can occasionally be registered as such if they meet certain requirements, and can use telecommunications services provided by telecommunications carriers to provide their services.

Transponder

A transponder is a radio relay installed on a satellite that receives weak radio signals sent from ground parabolic antennae, amplifies them and sends them back to the earth.

Broadcasters

Broadcasters engage in the procurement of content, programming, and so forth. Under the Broadcast Law, Broadcasters are divided into "Licensed Broadcasters," licensed by the Ministry of Internal Affairs and Communications; and "Broadcasters" under the Law Concerning Broadcast via Telecommunications Carriers' Facilities. An approximate total of 100 Broadcasters provide their services on our platforms. Transmission of programs to subscribers is undertaken by the Satellite Operator. The Company is under contract with each Broadcaster to perform the platform service.

放送法

放送を公共の福祉に適合するように規律し、健全な発達を図ることを目的にした法律。委託・受託放送事業者等のあり方、番組規律などを規定しているが、1989年に放送設備の運営者と番組提供者を分離する「委託・受託放送制度」を導入するなど、多メディア化に対応した改正が行われた。

BSデジタル

放送専用の静止衛星、BSを使うデジタル放送サービス。2000年12月に本放送が始まったが、直接受信とデジタルCATV放送経由による視聴者数はサービス開始当初の予想を下回っている。

CS (Communications Satellite、通信衛星)

通信システムのために設計されたトランスポンダ(中継器)を搭載した人工衛星。1992年からCSもBS同様に放送目的にも利用され始めた。当社のサービスは現在、通信衛星JCSAT-3(東経128度上)、JCSAT-4A(東経124度上)、N-SAT-110(東経110度上)を利用している。

DTH (Direct To Home)

衛星等を通じて家庭へ直接番組を配信すること。

FTTH (Fiber To The Home)

電話局から家庭までの加入者線を光ファイバー・ケーブルにすること。光波長多重技術(WDM)を利用することで最大500chの多チャンネル映像配信の他、家庭で最大100Mビット/ 秒の高速大容量のブロードバンド通信が可能。

HDTV (High Definition Television)

高精細テレビ。従来のアナログのテレビ方式に比べ、走査線数の増加、画面のワイド化、音声のデジタル化などにより、画質と音質を大幅に改善した放送方式。

PPV (Pay Per View)

ペイ・パー・ビューの略。1番組ごとに視聴料が課金されるシステム。リモコン操作で、映画1本、スポーツ1試合、コンサート1回などの単位で番組を購入することが可能。

Broadcast Law

The Broadcast Law aims at regulating broadcasting for the public welfare and striving to achieve sound development. It has been successively revised to keep pace with the trend towards multimedia, including the introduction of a system of "licensed broadcasters and licensed satellite operators" that separated broadcasting facility operators from content providers in 1989. It prescribes the duties of licensed broadcasters and licensed satellite operators, and sets content regulations.

BS Digital

BS Digital is a digital broadcasting service that utilizes geostationary broadcasting satellites. Although these digital broadcasts began in December 2000, the number of direct subscribers and subscribers via digital CATV remains below forecasts at the time that services were launched.

CS (Communications Satellite)

CS is an artificial satellite equipped with transponders designed for communications services. Communications satellites have also been used for broadcasting purposes as broadcasting satellites since 1992. Our Company's services currently use three communications satellites: JCSAT-3 (128 degrees longitude east), JCSAT-4A (124 degrees longitude east) and N-SAT-110 (110 degrees longitude east).

DTH (Direct To Home)

DTH is the direct distribution of content to households via satellite or other media.

FTTH (Fiber To The Home)

FTTH is network in which an optical fiber runs from the telephone switch directly to the home. It enables multichannel content distribution using WDM that offers up to 500 channels in addition to high-speed, large-capacity broadband communications at a maximum speed of 100 Mbps at home.

HDTV (High Definition Television)

HDTV is a broadcasting format providing substantially improved audio and visual quality with more horizontal lines of resolution than the conventional analog television standard, along with a widescreen image and digitized audio.

PPV (Pay Per View)

PPV is a viewing system that charges viewers for individual content purchased. It allows them to purchase a single movie, sporting event, concert or other content via remote control operation.

会社データ
CORPORATE DATA

概　要

会社名：株式会社スカイパーフェクト・コミュニケーションズ
サービス名称：***スカイパーフェクTV!***
本社所在地：〒150-8326 東京都渋谷区渋谷二丁目15番1号
創　立：1994年11月10日
資本金：500億3,700万円
従業員数：379名（連結）

Corporate Name: SKY Perfect Communications Inc.
Main Service Name: ***SKY PerfecTV!***
Head Office Address: 2-15-1 Shibuya-ku, Tokyo 150-8326 Japan
Date Established: November 10, 1994
Capital: 50,037 million yen
Number of Employees: 379 (consolidated)

大株主
(2005年3月31日現在)

株式会社ソニー・放送メディア	12.48%
株式会社フジテレビジョン	12.48%
伊藤忠商事株式会社	12.48%
ジェイサット株式会社	6.91%
株式会社東京放送	5.69%
日本テレビ放送網株式会社	5.24%
ステート ストリート バンク アンド トラスト カンパニー	4.26%
住友商事株式会社	3.06%
日本マスタートラスト信託銀行株式会社	2.79%
株式会社電通	1.79%

※当社は自己株式を105,372株所有しております。
※上記伊藤忠商事株式会社の保有株式には、同社が退職給付信託の信託財産として拠出した、みずほ信託銀行株式会社退職給付信託口伊藤忠商事株式会社口が含まれています。
※上記住友商事株式会社の保有株には、同社が退職給付信託の信託財産として拠出した、日本トラスティ・サービス信託銀行株式会社　住友信託銀行再信託分・住友商事株式会社退職給付信託口が含まれています。

Major Shareholders
(As of March 31, 2005)

Sony Broadcast Media Co., Ltd.	12.48%
Fuji Television Network, Inc.	12.48%
Itochu Corporation	12.48%
JSAT Corporation	6.91%
Tokyo Broadcasting System, Inc.	5.69%
Nippon Television Network Corporation	5.24%
State Street Bank and Trust Company	4.26%
Sumitomo Corporation	3.06%
The Master Trust Bank of Japan, Ltd.	2.79%
DENTSU INC.	1.79%

* As of March 31, 2005, the Company held 105,372 treasury shares.
* The above-mentioned shares held by Itochu Corporation transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation.)
* The above-mentioned shares held by Sumitomo Corporation transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Japan Trustee Services Bank, Ltd. retirement trust account for Sumitomo Corporation.)

役　員
(2005年6月24日現在)

代表取締役会長	細田　泰
代表取締役社長	重村　一
取締役副社長	篠木　廣幸
常務取締役	仁藤　雅夫
常務取締役	平林　良司
取締役（非常勤）	齋藤　達郎
取締役（非常勤）	鹿野　菊次郎
取締役（非常勤）	田村　達也
取締役（非常勤）	中野　景夫
取締役（非常勤）	吉田　望
取締役（非常勤）	石原　俊爾
取締役（非常勤）	神村　謙二
取締役（非常勤）	森　正勝
常勤監査役	広渡　義紀
常勤監査役	霍間　良介
監査役（非常勤）	伊庭　保
監査役（非常勤）	境　政郎
監査役（非常勤）	金子　信幸

Board of Directors
(As of June 24, 2005)

Chairman and Representative Director	Yasushi Hosoda
President and Representative Director	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Director	Masao Nito
Managing Director	Ryoji Hirabayashi
Non-Executive Director	Tatsuro Saitoh
Non-Executive Director	Kikujiro Shikano
Non-Executive Director	Tatsuya Tamura
Non-Executive Director	Kageo Nakano
Non-Executive Director	Nozomu Yoshida
Non-Executive Director	Toshichika Ishihara
Non-Executive Director	Kenji Kamimura
Non-Executive Director	Masakatsu Mori
Corporate Auditor (standing)	Yoshiki Hirowatari
Corporate Auditor (standing)	Ryosuke Tsuruma
Corporate Auditor	Tamotsu Iba
Corporate Auditor	Masao Sakai
Corporate Auditor	Nobuyuki Kaneko

	会社名	資本金	持株比率	事業内容 2005年7月31日現在
連結子会社	(株)データネットワークセンター (カスタマーセンター)	100百万円	51.00%	多チャンネル放送サービスの顧客管理会社
	マルチチャンネルエンターテイメント(株)	10百万円	90.00%	110度CSデジタル放送における委託放送事業者
	(株)サムライティービー	12百万円	80.25%	プロレス·格闘技専門番組の衛星放送事業、及びケーブルテレビ向けの番組配信事業
	(株)オプティキャスト	2,480百万円	100.00%	光ファイバーを利用した映像配信事業
	(株)スカパー·ウェルシンク	480百万円	100.00%	コンテンツ開発·投資事業
	(株)ペイ·パー·ビュー·ジャパン	2,500百万円	65.00%	ハリウッド映画作品及びスポーツ番組を中心とするPPVサービスを提供する委託放送事業者
	(株)スカパー·マーケティング	480百万円	51.00%	レンタル方式によるスカパー!用チューナーの供給事業
	(株)ケーブルテレビ足立	2,063百万円	77.29%	有線テレビ事業及び有線ラジオ放送事業
	(株)インフォメーションネットワーク郡山	170百万円	66.67%	都市型CATV事業を検討するための企画会社
	(株)スカパー·モバイル	480百万円	51.00%	携帯電話コンテンツ配信事業
関連会社	(株)システム·クリエイト	19百万円	32.26%	コンピューターソフトウェアの受託開発·製造販売事業

	Company Name	Capital	Shareholding	Service Substance As of July 31, 2005
Subsidiaries	Data Network Center Corporation (Customer Center)	¥100 million	51.00%	Involved in customer management for multichannel broadcasting service
	Multi Channel Entertainment Inc.	¥10 million	90.00%	A licensed broadcaster of CS 110-degree digital broadcasting service
	Samurai TV Inc.	¥12 million	80.25%	Satellite broadcasting of professional wrestling and martial arts programming and transmission of CATV programs
	OptiCast Inc.	¥2,480 million	100.00%	Entity for content distribution through FTTH
	SKY Perfect Well Think Co. Ltd.	¥480 million	100.00%	Content development and investment
	Pay Per View Japan, Inc.	¥2,500 million	65.00%	A provider of pay per view service offering Hollywood movies and sport events, etc.
	SKYPerfect Marketing, Co., Ltd.	¥480 million	51.00%	Rental service of set-top boxes for SKY PerfectTV!
	Cable Television Adachi Corporation	¥2,063 million	77.29%	CATV business
	Information Network Koriyama Inc.	¥170 million	66.67%	CATV business (planning company)
	SKY Perfect Mobile, Inc.	¥480 million	51.00%	Content distribution service to mobile phones
Affiliates	System Create Inc.	¥19 million	32.26%	System development (CD-ROM distribution)

加入者数の推移(千人)
Number of Subscribers (thousands)



4,000
3,000
2,000
1,000
0
233
167
598
463
1,009
800
1,790
1,488
2,618
2,220
3,042
2,610
3,425
2,990
3,647
3,182
3,823
3,310
総登録件数 Total subscribers
個人契約件数 Individual subscribers
3/1997
3/1998
3/1999
3/2000
3/2001
3/2002
3/2003
3/2004
3/2005

SKY Perfect Communications Inc.

http://www.skyperfectv.co.jp

05. 8. 3000

(Summary English Translation)

Business Report for the Fiscal Year Ended March 2005

April 1, 2004 through March 31, 2005

SKY Perfect Communications Inc.

Major SKY Perfect! News

Major news concerning the Company from April 2004 to May 2005 is mentioned.

Business Frame

The outline of the Company's business frame and basic profit structure is mentioned.

Summary of Financial Data

(Millions of yen)

	Fiscal year ended March, 2005	Fiscal year ending March, 2006 (forecast)
Operating revenues	74,016	85,000
Ordinary Income	3,681	500
Net income	3,709	1,000

(Millions of yen)

	Fiscal year ended March, 2005
Total assets	121,132
Capital stock	89,408

	Fiscal year ended March, 2005	Fiscal year ending March, 2006 (forecast)
Cumulative total of registrants and annual percentage of individual cancellation		
Cumulative total of registrants *(thousands)*	3,823	4,055
Cumulative total of individual registrants *(thousands)*	3,310	3,542
Percentage of individual cancellation *(%)*	9.4	9.0
ARPU:		
Average service fee revenue per customer per month *(yen)*	1,413	
Average pay-per-view revenue per customer per month *(yen)*	3,544	
SAC:		
Advertising fees *(yen)*	12,756	
Sales promotion fees *(yen)*	5,116	
Sales incentives *(yen)*	16,808	
Total *(yen)*	34,680	
EBITDA:		
EBITDA *(million yen)*	6,698	
EBITDA margin *(%)*	9.1	

To Our Shareholders

Compliments of Hajime Shigemura, the President and Representative Director of the Company, are mentioned.

Questions and Answers regarding Business Strategy

Questions regarding the Company's business strategy and answers thereto are mentioned.

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (as of March 31, 2005)

Information Concerning Shares

Total number of shares authorized to be issued:	3,200,000 shares
Total number of issued shares:	2,268,509 shares

(Note) Issued shares have increased 901 shares due to the exercise of subscription rights during this fiscal year.

Number of shareholders:	42,312

Principal Shareholders

Name of Shareholder	Number of Shares Owned *(shares)*	Shareholding Ratio *(%)*
Sony Broadcast Media Co., Ltd.	283,058	12.48
Fuji Television Network, Inc.	283,058	12.48
Itochu Corporation	283,058	12.48
JSAT Corporation	156,780	6.91
Tokyo Broadcasting System, Inc.	129,000	5.69
Nippon Television Network Corporation	118,910	5.24
State Street Bank and Trust Company	96,544	4.26
Sumitomo Corporation	69,320	3.06
The Master Trust Bank of Japan, Ltd.	63,309	2.79
Dentsu Inc.	40,594	1.79

(Note 1) The shareholding ratio is calculated against a total of 2,268,509 shares issued.

(Note 2) The Company owns 105,372 shares of treasury stock.

(Note 3) As of March 31, 2005, non-Japanese shareholders accounted for 11.58% of the total number of voting rights with respect to the Company's shares (according to the calculation method set by the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan).

(Note 4) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders' register, due to the retirement trust agreement, Itochu Corporation has been entitled to issue instructions concerning voting rights.)

(Note 5) The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Japan Trustee Services Bank, Ltd. - subtrusted by The Sumitomo Trust and Banking Company, Limited, retirement trust account for Sumitomo Corporation in the shareholders' register, due to the retirement trust agreement, Sumitomo Corporation has been entitled to issue instructions concerning voting rights.)

Changes in Stock Price

Changes in stock price of the Company from April 2004 through May 2005 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	41	(0.10%)
Securities houses:	21	(0.05%)
Other corporate shareholders:	606	(1.43%)
Non-Japanese corporate shareholders, etc.:	134	(0.32%)
Individual and other shareholders:	41,509	(98.10%)
Treasury stock:	1	(0.00%)
(Total)	42,312	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	393,287	(17.34%)
Securities houses:	11,474	(0.51%)
Other corporate shareholders:	1,252,655	(55.22%)
Non-Japanese corporate shareholders, etc.:	250,464	(11.04%)
Individual and other shareholders:	255,257	(11.25%)
Treasury stock:	105,372	(4.64%)
(Total)	2,268,509	

(Note) The above-mentioned shares classified as held by other corporate shareholders includes 5,660 shares held by Japan Securities Depository Center, Inc.

Corporate Data (as of March 31, 2005)

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	50,037 million yen
Number of employees:	379 (Consolidated)

Principal Office

Meguro Media Center located at Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Koto-ku, Tokyo

Data Network Center Corporation (customer center) located at Yokohama-shi, Kanagawa-ken

Opticast Inc. located at Shibuya-ku, Tokyo

Board Members (at June 24, 2005)

Names of 13 Directors (including 2 representative directors) and 5 Corporate Auditors are included.

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	100 million yen	51.0%	Customer management
Multi Channel Entertainment Inc.	10 million yen	90.0%	Broadcasting
SamuraiTV Corporation	12 million yen	80.2%	Broadcasting
Opticast Inc.	480 million yen	100.0%	Broadcasting for service use
SKY Perfect Well Think Co. Ltd.	480 million yen	100.0%	Contents development, investment
Pay Per View Japan, Inc.	2,500 million yen	65.0%	Broadcasting
SKYPerfect Marketing, Co., Ltd.	10 million yen	50.0%	Rental service of set-top boxes for SKY PerfectTV!
Cable Television Adachi Corporation	2,063 million yen	77.3%	Cable television
Information Network Koriyama Inc.	170 million yen	66.7%	Cable television (planning company)

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2004 As of March 31, 2004	Fiscal year ended March, 2005 As of March 31, 2005
Assets		
Current Assets:		
Cash and deposits	40,935	21,234
Accounts receivables	6,994	7,609
Securities	26,028	31,017
Broadcasting rights	3,741	3,740
Accrued revenue	2,239	1,947
Other current assets	3,376	3,522
Allowance for doubtful receivables	-311	-255
Total current assets	**83,004**	**68,815**
Fixed Assets:		
Tangible fixed assets:		
Building	1,809	1,930
Machinery and equipment	3,335	4,806
Nominal account for construction	1,544	5,999
Other tangible fixed assets	664	2,885
Total tangible fixed assets	**7,353**	**15,621**
Intangible fixed assets:		
Consolidation adjustments account	-	1,574
Software	3,388	2,619
Other intangible fixed assets	38	34
Total intangible fixed assets	**3,427**	**4,228**
Investment and others:		
Investment securities	31,164	28,034
Others	1,586	4,432
Total investment and others	**32,751**	**32,467**
Total fixed assets	**43,532**	**52,317**
Total Assets	**126,536**	**121,132**

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2004 As of March 31, 2004	Fiscal year ended March, 2005 As of March 31, 2005
Liabilities		
Current Liabilities:		
Accrued accounts	9,744	9,380
Bonds due within one year	-	5
Short-term borrowings	-	220
Accrued expenses	1,177	1,043
Accrued income taxes	13	404
Deposits received (pay-per-view)	12,650	12,364
Allowance for employees' bonuses	220	252
Subscription right	2	1
Other current liabilities	1,763	1,667
Total current liabilities	**25,573**	**25,340**
Fixed Liabilities:		
Bonds	5	-
Long-term accrued accounts	1,200	785
Long-term borrowings	-	1,129
Allowance for retirement benefit	525	653
Allowance for directors' retirement benefit	17	18
Other fixed liabilities	749	801
Total fixed liabilities	**2,496**	**3,388**
Total Liabilities	**28,069**	**28,728**
Minority Interests:		
Minority Interests	2,208	2,995
Shareholders' Equity:		
Common stock	**50,014**	**50,037**
Capital surplus	**43,923**	**43,947**
Retained earnings	**3,334**	**5,909**
Other unrealized gains on securities	**-1,014**	**-1,213**
Treasury stock	**-**	**-9,272**
Total Shareholders' Equity	**96,258**	**89,408**
Total Liabilities, Minority Interests and Shareholders' Equity	**126,536**	**121,132**

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004	**Fiscal year ended March, 2005** From April 1, 2004 To March 31, 2005
Operating Revenues:		
Platform business revenues	72,475	74,016
Total operating revenues	**72,475**	**74,016**
Operating Expenses:		
Platform business expenses	49,758	49,977
Selling, general and administrative expenses	18,563	21,212
Total operating expenses	**68,322**	**71,189**
Operating Income	**4,152**	**2,826**
Non-operating Revenues:		
Interest and dividend income	547	971
Gains on sales of securities	199	137
Other non-operating revenues	114	106
Total non-operating revenues	**861**	**1,214**
Non-operating Expenses:		
Interest expenses	43	38
Loss on sales of securities	-	182
Equity in net loss of affiliated company	91	75
Loss on valuation of options	21	5
Expenses related to the acquisition of treasury stock	-	45
Other non-operating expenses	4	12
Total non-operating expenses	**160**	**359**
Ordinary Income	**4,853**	**3,681**
Extraordinary Profit		
Gains on sales of investment securities	-	217
Contract cancellation settlement fee received	-	120
Compensation for damages received	28	-
System service charge cancellation fee received	20	-
Total extraordinary profit	**48**	**338**

Extraordinary Loss:		
Loss from removal of fixed assets	100	64
Loss from sale of fixed assets	2	0
Loss on valuation of investment securities	259	307
Difference from retirement benefit calculations	161	-
Loss from installment cancellation	47	-
Total extraordinary loss	**571**	**372**
Net income before adjustment of tax	**4,330**	**3,646**
Income taxes, inhabitants tax and business tax	**12**	**12**
Minority loss	**66**	**74**
Net income	**4,384**	**3,709**

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004	Fiscal year ended March, 2005 From April 1, 2004 To March 31, 2005
Capital Surplus		
Capital surplus at beginning of year	**74,006**	**43,923**
Increase in capital surplus	**31,423**	**23**
Profit from merger	4,200	-
Profit from capital reduction	27,208	-
Exercise of share subscription rights	14	23
Decrease in capital surplus	**61,506**	**-**
Reversal of capital reserve	61,506	-
Capital surplus at end of year	**43,923**	**43,947**
Retained Earnings		
Retained earnings at beginning of year	**-124,808**	**3,334**
Increase in retained earnings	**128,143**	**3,709**
Net income	4,384	3,709
Capital reduction	62,252	-
Reversal of capital reserve	61,506	-
Decrease in retained earnings	**-**	**1,133**
Dividends	-	1,133
Retained earnings at end of year	**3,334**	**5,909**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004	Fiscal year ended March, 2005 From April 1, 2004 To March 31, 2005
Cash Flows From Operating Activities:		
Net income before adjustment of tax	4,330	3,646
Depreciation	3,111	3,013
Loss on valuation of investment securities	259	307
Decrease in allowance for doubtful receivables	-70	-61
Interest receivable and dividend income	-547	-971
Interest expense	43	38
Decrease in sales receivable	1,351	153
Decrease (increase) in inventory assets	-1,492	60
Increase (decrease) in accrued accounts	1,805	-1,021
Decrease in accrued expenses	-1,471	-136
Increase (decrease) in deposits received (pay-per-view)	223	-285
Other cash flows from operating activities	463	-1,297
Sub-total	8,007	3,445
Amount of interest and dividend income	370	908
Payment for interest	-43	-38
Payment for income taxes, etc.	-12	-13
Total cash flows from operating activities	**8,322**	**4,302**
Cash Flows From Investing Activities:		
Payments for fixed deposits	-	-4,000
Proceeds from fixed deposits	5,020	3,000
Payments for purchase of securities	-14,886	-14,461
Proceeds from sale and redemption of securities	23,035	29,324
Payments for purchase of investments in securities	-13,318	-17,658
Proceeds from sales/redemption of investments in securities	3,199	6,404
Payments for purchases of fixed assets	-2,337	-7,783
Proceeds from sales of fixed assets	320	75
Payments for purchase of software	-767	-368
Proceeds from currency swap assets	1,029	1,074
Payments for acquisition of shares of subsidiaries involving change in the scope of consolidation	-	-2,788
Other cash flows from investing activities	1	95
Total cash flows from investing activities	**1,296**	**-7,087**
Cash Flows From Financing Activities:		
Proceeds from issuance of stock	28	46
Payments for installment liability	-2,110	-515
Payment for dividends	-	-1,133
Acquisition of treasury stock	-	-9,318
Proceeds from minority shareholders	-	5
Total cash flows from financing activities	**-2,081**	**-10,916**

Effect of exchange rate changes on cash and cash equivalents	-0	0
Net increase (decrease) in cash and cash equivalents	**7,535**	**-13,701**
Cash and cash equivalents at beginning of year	**38,102**	**45,941**
Cash and cash equivalents received from merger	**302**	**-**
Cash and cash equivalents at end of year	**45,941**	**32,239**

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2004 As of March 31, 2004	**Fiscal year ended March, 2005** As of March 31, 2005
Assets		
Current Assets:	**75,952**	**59,628**
Fixed Assets:		
Tangible fixed assets:	**7,082**	**12,759**
Intangible fixed assets:	**2,007**	**1,368**
Investment and others:	**36,479**	**39,817**
Total fixed assets	**45,569**	**53,944**
Total Assets	**121,522**	**113,573**

BALANCE SHEETS

(Millions of yen)

	Fiscal year ended March, 2004 As of March 31, 2004	Fiscal year ended March, 2005 As of March 31, 2005
Liabilities		
Current Liabilities:	**22,563**	**20,599**
Fixed Liabilities	**1,538**	**1,580**
Total Liabilities	**24,102**	**22,180**
Shareholders' Equity		
Common stock	**50,014**	**50,037**
Capital surplus	**43,923**	**43,947**
Retained earnings	**4,495**	**7,893**
Other unrealized gains on securities	**-1,014**	**-1,213**
Total Shareholders' Equity	**97,419**	**91,393**
Total Liabilities and Shareholders' Equity	**121,522**	**113,573**

STATEMENTS OF INCOME

(Millions of yen)

	Fiscal year ended March, 2004 From April 1, 2003 To March 31, 2004	Fiscal year ended March, 2005 From April 1, 2004 To March 31, 2005
Operating Revenues:	**70,028**	**71,881**
Operating Expenses:	**65,776**	**68,130**
Operating Income	**4,251**	**3,751**
Non-operating Revenues:	**858**	**1,179**
Non-operating Expenses:	**36**	**253**
Ordinary Income	**5,073**	**4,677**
Extraordinary Income	**-**	**217**
Extraordinary Loss:	**571**	**356**
Net income before tax	**4,502**	**4,538**
Income taxes, inhabitants tax and business tax	**6**	**6**
Net income	**4,495**	**4,532**
Loss (Income) brought forward	**-62,252**	**3,361**
Coverage amount of loss brought forward from capital reduction	**62,252**	**-**
Unappropriated net income	**4,495**	**7,893**

STATEMENTS OF APPROPRIATION OF PROFIT

(Millions of yen)

	Fiscal year ended March, 2004	Fiscal year ended March, 2005
the date approved in shareholders' meeting	June 25, 2004	June 24, 2005
Unappropriated income	4,495	7,893
Amount of appropriation of profit		
Shareholder dividend	1,133	1,622
Directors' bonuses	-	14
Income brought forward to the next period	3,361	6,257

BRIEF DESCRIPTION OF ANNUAL SECURITIES REPORT

The Annual Securities Report for the 11th fiscal year (April 1, 2004 through March 31, 2005) prepared in accordance with Articles 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 27, 2005 through EDINET (Electronic Disclosure for Investors' Network).

To whom it may concern:

September 2, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of August 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of August 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	46, 989	37, 357
Churn	29, 483	22, 850
Churn Rate*3	9. 0%	8. 1%
August Net Increase	17, 506	14, 507
Cumulative Total	3, 936, 938	3, 401, 391

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	33, 450	31, 235
Churn	23, 837	21, 291
Churn Rate*3	7. 8%	8. 0%
August Net Increase	9, 613	9, 944
Cumulative Total	3, 692, 217	3, 214, 614
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	13, 304	5, 878
Churn	5, 636	1, 550
Churn Rate*3	28. 8%	10. 3%
August Net Increase	7, 668	4, 328
Cumulative Total	242, 699	184, 883
Multichannel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	235	244
Churn	10	9
Churn Rate*3	6. 7%	6. 5%
August Net Increase	225	235
Cumulative Total	2, 022	1, 894

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of August 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	569	178
Number of households*6	39, 407	12, 391

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern: September 26, 2005

FILE No. 82—5113

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of J SPORTS Broadcasting Corporation Shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has today decided to acquire a number of shares already issued by J SPORTS Broadcasting Corporation (Head Office: Koutou-ku, Tokyo; President and Representative Director: Masayoshi Takaba; "J SPORTS"), which will be the continuing company after the merger between J SPORTS and SPORTS-i NETWORK INC. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Yoshitada Sonoda; "SPORTS-i"), through a negotiation transaction on November 1, 2005. This acquisition will give SKY Perfect 15.0% ownership of the total number of shares already issued in the newly comsolidated company.

J SPORTS uses SKY Perfect platform to broadcast its exclusive sports channels J SPORTS 1, J SPORTS 2, and J SPORTS 3, and taking into account distribution to cable television stations as well, is Japan's largest sports video content broadcaster and distributor covering an audience nationwide of some 4.655 million households (as of August 31, 2005). Meanwhile, SPORTS-i also uses SKY Perfect platform to broadcast its exclusive sports channel Sport-i ESPN, and taking into account distribution to cable television stations again, is one of Japan's leading sports video content broadcasters and distributors covering an audience nationwide of some 4.038 million households (as of August 31, 2005). The merger of these two companies will result in a new company that will, in both name and reality, be operating Japan's top sports channels.

This acquisition of shares will be made as part of concrete measures by SKY Perfect to strengthen the company's DTH business expansion, in line with its Mid-Term Vision (FY2005-2010) announced on January 26, 2005. The investment in this new company that will be dealing in so-called "killer content" through the operation of Japan's leading sports channels, will enable SKY Perfect, which serves as a gateway to audiences, to flexibly and efficiently acquire content and to promote multichannel programming, product establishment and marketing that are more directly tailored for the convenience and requirements of viewers.

In terms of the effect of this matter on SKY Perfect's consolidated results, the increase in operating expenses generated by the application of the equity method on a substantial basis and the commencement of goodwill amortization is expected to have a negative impact on pre-tax profit for this term by 260 million yen for the year. SKY Perfect plans to provide notification of information on overall consolidated earnings forecasts for the year ending March 2006 based interim results performance at it comes to hand.

- New company profile (Tentative)

Company name:	J SPORTS Broadcasting Corporation
Date of merger:	November 1, 2005
Address:	Koutou-ku, Tokyo (Current J SPORTS address)
Capital:	3.8 billion yen
Major shareholders:	Jupiter Sports, Inc., ITOCHU Corporation, SKY Perfect Communications Inc., SOFTBANK Broadmedia Corporation, Sony Broadcast Media Co., Ltd., Fuji Television Network, Inc., ESPN Inc., Tokyo Broadcasting System, Inc.
President and Representative Director:	Masatoshi Takaba (Current President and Representarive Director of J SPORTS)
Vice-President and Representative Director:	Yoshitada Sonoda (Current President and Representative Director of SPORTS-i)
Channels:	J SPORTS 1, J SPORTS 2, J SPORTS 3, SPORTS-i ESPN

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

October 4, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of September 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of September 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	48, 954	40, 139
Churn	28, 481	24, 303
Churn Rate*3	8. 7%	8. 6%
Net Increase	20, 473	15, 836
Cumulative Total	3, 957, 411	3, 417, 227

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV! *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	35, 296	33, 549
Churn	23, 121	22, 305
Churn Rate*3	7. 5%	8. 3%
Net Increase	12, 175	11, 244
Cumulative Total	3, 704, 392	3, 225, 858
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	13, 350	6, 293
Churn	5, 346	1, 985
Churn Rate*3	26. 4%	12. 9%
Net Increase	8, 004	4, 308
Cumulative Total	250, 703	189, 191
Multichannel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	308	297
Churn.	14	13
Churn Rate*3	8. 3%	8. 2%
Net Increase	294	284
Cumulative Total	2, 316	2, 178

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service. (as of the end of September 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	596	206
Number of households*6	42, 912	14, 199

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399